Exhibit 2.2

EXECUTION COPY

SEPARATION AND DISTRIBUTION AGREEMENT

by and among

NUTRITION & BIOSCIENCES, INC.,

DUPONT DE NEMOURS, INC.,

and

INTERNATIONAL FLAVORS & FRAGRANCES, INC.

Dated as of December 15, 2019

i

Exhibits

Exhibit A	Real Property Restrictions
Exhibit B	French Offer Letter
Exhibit C	Form of Intellectual Property Cross-License Agreement
Exhibit D	Form of Tax Matters Agreement

INDEX OF DEFINED TERMS

Page
AAA	2
Acceptable Alternative Arrangement	2
Accessible DWDP Insurance Policy	2
Accounting Principles	2
Action	2
Affiliate	2
AgCo	3
AgCo Group	3
Agreement	3
Ancillary Agreements	3
Appropriate Remediation Standard	3
Arbitral Tribunal	3
Assets	3
Assume	3
Assumptions	3
Audited Financial Statements	3
Audited Party	3
Base Cash Dividend Amount	3
Board	3
Business	4
Business Day	4
Business Entity	4
Cash and Cash Equivalents	4
Change of Control	4
Clean-Up Spin-Off	4
Closing	4
Closing Date	5
Code	5
Collective Benefit Services	5
Commercial Insurance Policies	5
Commercial Insurer	5
Commission	5
Commitment Fees	5
Confidential Information	5
Consents	5
Continuing Arrangements	6
Contract	6
Contribution	6
Conveyancing and Assumption Instruments	6
Copyrights	13
Corteva Letter Agreement	6
Credit Support Instruments	6

v

Damages	6
Data Controller	6
Data Protection Laws	7
Decision on Interim Relief	7
Dispute	7
Dispute Notice	7
Distribution	7
Distribution Agent	7
Distribution Disclosure Documents	7
Dow Insurer	7
DWDP Ancillary Agreement	7
DWDP EMA	7
DWDP Notice Recipient	7
DWDP Notifying Party	8
DWDP SDA	8
DWDP Separation Related Agreements	8
DWDP TMA	8
Effective Time	8
Emergency Arbitrator	8
Employee Matters Agreement	8
Engineering Models and Databases	8
Environmental Compliance Liabilities	8
Environmental Laws	8
Environmental Liabilities	9
Environmental Permit	9
Estimated Net Working Capital	9
Estimated Net Working Capital Adjustment	9
Estimated Spinco Expense Reimbursement	9
Estimated Statement	9
Excess Spinco Cash Amount	9
Exchange Act	9
Exchange Offer	9
Final Determination	9
Final Net Working Capital	9
Final Net Working Capital Adjustment	9
Final Spinco Expense Reimbursement	10
Final Spinco Special Cash Payment	10
Financing Disclosure Documents	10
Force Majeure Event	10
France Acceptance Notice	66
France Closing	67
Fraud	10
French Consideration	66

French Offer	66
French Offer Letter	66
French Spinco Assets	66
French Spinco Business	66
French Spinco Liabilities	66
GAAP	10
GDPR	10
General Dispute Notice	10
General Negotiation Period	10
Governmental Entity	11
Group	11
Guaranty Release	11
Hazardous Substance Damage Liabilities	11
Hazardous Substances	11
HSR Act	11
Income Taxes	11
Indebtedness	11
Indemnifiable Loss	12
Indemnifiable Losses	12
Indemnification Notice	12
Indemnifying Party	12
Indemnitee	12
Indemnity Payment	12
Information	12
Information Statement	13
Initial Outside Date	13
Insurance Proceeds	13
Intellectual Property	13
Intellectual Property Cross-License Agreement	13
Interim Relief	13
Internal Control Audit and Management Assessments	13
Internal Reorganization	14
Inventory	30
IT Assets	14
Know-How	8
Law	14
Legacy Liabilities	14
Liabilities	14
Liable Party	15
LIBOR	15
Lower Working Capital Target	15
MatCo	15
MatCo Group	15
Merger	15
Merger Agreement	15
Merger Ratio	15

Merger Sub	15
Mixed Contract	15
Necessary Asset Request	44
Necessary Asset Response	45
Negotiation Period	15
Net Working Capital	15
Non-Assumable Third Party Claims	15
Non-Consenting Employees	15
Non-Material Shared Contract	16
Non-Performing Impacted Party	16
Non-Performing Site Controller	16
Non-Shared Contract	16
Non-Transferred Permit	16
Notice Recipient	16
Notifying Party	16
Off-Site Environmental Liabilities	16
Off-Site Location	16
Operating Cash List	53
Organizational Documents	16
Other Parties in Possession	20
Other Party	17
Other Party’s Auditors	17
Partial Assignment	17
Parties	1
Party	1
Patents	13
Performing Party	17
Permit Transferee	17
Permit Transferor	17
Person	11
Personal Data	11
Plant Operating Documents	18
Privilege	18
Privilege Waiver Negotiation Period	18
Privilege Waiver Objection Notice	18
Privileged Information	18
Processing	11
Proposed Final Statement	18
Public Reports	18
Real Property Restrictions	11
Record Date	18
Record Holders	18
Records	18
Regulatory Cross License Agreement	18
Regulatory Data	19
Regulatory Transfer and Support Agreements	19

Related	19
Release	19
Remainco	1
Remainco Accounts	19
Remainco Asset	16
Remainco Assets	20
Remainco Board	1
Remainco Business	22
Remainco Common Stock	71
Remainco Counsel	22
Remainco CSIs	22
Remainco Designated Rights	22
Remainco Designated Transaction Expenses	22
Remainco Employee Assets	23
Remainco Employee Liabilities	23
Remainco Group	23
Remainco Indemnitees	23
Remainco Leased Real Property	20
Remainco Liabilities	23
Remainco Liability Policies	25
Remainco Owned Real Property	20
Remainco Personal Data	25
Remainco Shared Contract	25
Remainco Specified Consents and Registrations	21
Remainco Specified DWDP Separation Related Agreements	25
Remediation	25
Remediation Liabilities	25
Repatriation Costs	25
Repatriation Plan	25
Representative	25
Retained Names	26
RMT Partner	1
RMT Partner Common Stock	26
RMT Partner Guaranty	26
Rules	26
Section 8.8 Matters	26
Securities Act	26
Security Interest	26
Separation	26
Separation Committee	26
Separation Plan	26
Set-Up Costs	26
Severable DWDP Separation Related Agreements	26
Shared Contract	27
Shared DWDP Separation Related Agreements	27

Shared Historical DuPont Liability	27
Shared Permit	80
Site Services Agreement	27
Software	27
Sole Benefit Services	27
Solvency Opinion	27
Space Leases	27
SpecCo Group Excess DuPont Discontinued and/or Divested Operations and Business Liabilities	27
SpecCo Group Specified DuPont Discontinued and/or Divested Operations and Business Liability	27
Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities	36
Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liability	27
Specified Remainco Assets	20
Specified Remainco IT Assets	23
Specified Remainco Liabilities	23
Spinco	1
Spinco Accounts	28
Spinco Asset	15
Spinco Assets	28
Spinco Borrowed Money	31
Spinco Business	30
Spinco Cash	29
Spinco Checks	34
Spinco Commitment Letter	31
Spinco Common Stock	31
Spinco Consents and Registrations	30
Spinco Contracts	31
Spinco CSIs	31
Spinco Debt Financing	31
Spinco Designated Transaction Expenses	31
Spinco Distribution	31
Spinco Distribution Date	31
Spinco Employee Assets	31
Spinco Employee Liabilities	31
Spinco Employees	31
Spinco Exchange Debt	31
Spinco Expense Reimbursement	31
Spinco Financing Arrangements	32
Spinco Form 10	32
Spinco Group	32
Spinco Indemnitees	33
Spinco Intellectual Property	33
Spinco Inventory	30

x

Spinco Leased Real Property	28
Spinco Liabilities	33
Spinco Liability Policies	126
Spinco Owned Real Property	28
Spinco Payables	34
Spinco Permits	30
Spinco Personal Data	35
Spinco Post-Closing Employee Payments	35
Spinco Prepaid Obligations	34
Spinco Prepaids	29
Spinco Prohibited Activities	81
Spinco Receivables	29
Spinco Related Legacy Liabilities	36
Spinco Shared Contract	36
Spinco Special Cash Payment	36
Spinco Specified DWDP Separation Related Agreements	36
Spinco Vested DWDP Rights	36
Spin-Off	1
Stray Legacy Liabilities	36
Subsidiary	36
Supplemental Asset Negotiating Period	45
Supplemental Spinco Asset	44
Supply Agreement	36
Tax	36
Tax Contest	37
Tax Matters Agreement	37
Tax Return	37
Taxes	36
Taxing Authority	37
Third Party	37
Third Party Claim	37
Third Party Proceeds	37
TMODS License Agreement	37
Trademarks	13
Transaction Agreements	37
Transfer	37
Transfer Agent	37
Transferred	37
Transferred Real Property	37
Transferring French Entities	37
Transition Services Agreement	38
Trapped Cash	38
Trapped Cash Amount	38
True Trapped Cash Amount	38
Umbrella Secrecy Agreement	38
Unaffiliated Accounting Firm	38
Upper Working Capital Target	39
USA-Subject Ancillary Agreements	39

SEPARATION AND DISTRIBUTION AGREEMENT

SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of December 15, 2019, by and among DuPont de Nemours, Inc., a Delaware corporation (“Remainco”), Nutrition & Biosciences, Inc., a Delaware corporation (“Spinco”) and International Flavors & Fragrances, Inc., a New York corporation (the “RMT Partner”). Each of Remainco and Spinco is sometimes referred to herein as a “Party” and collectively, as the “Parties.”

W I T N E S S E T H:

WHEREAS, Remainco, acting through itself and its direct and indirect Subsidiaries, currently conducts the Remainco Business and the Spinco Business;

WHEREAS, Remainco intends to separate the Spinco Business from the Remainco Business and to cause the Spinco Assets to be transferred to Spinco and other members of the Spinco Group (to the extent necessary) and to cause the Spinco Liabilities to be assumed by Spinco and other members of the Spinco Group (to the extent necessary), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Separation, Spinco will make the Spinco Special Cash Payment;

WHEREAS, after the Separation and pursuant to this Agreement, Remainco will distribute to the holders of Remainco Common Stock all of the issued and outstanding shares of Spinco Common Stock (a) by means of a pro rata distribution (the “Spin-Off”) or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Remainco Common Stock (the “Exchange Offer”) (to be followed by a Clean-Up Spin-Off);

WHEREAS, immediately following the Spinco Distribution and pursuant to the Merger Agreement, Merger Sub, a wholly owned subsidiary of RMT Partner, shall be merged with and into Spinco, with Spinco as the surviving entity (the “Merger”), all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, for U.S. federal income tax purposes, (a) the Contribution, the Spinco Special Cash Payment and the Spinco Distribution, taken together, are intended to qualify as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code, and (b) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code;

WHEREAS, the Board of Directors of Remainco (the “Remainco Board”) has approved this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Spinco Distribution and the Merger subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Spinco Distribution, establish the Record Date and the Spinco Distribution Date, and the effectiveness of the declaration of the Spinco Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth herein); and

WHEREAS, the Board of Directors of Spinco (a) has approved and declared advisable this Agreement and the Separation and the Merger Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Distribution and the Merger, (b) has resolved to recommend the adoption of the Merger Agreement by the sole stockholder of Spinco and (c) Remainco has approved and adopted, as Spinco’s sole stockholder, the Merger Agreement and the transactions contemplated thereby, including the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, each of the Parties and RMT Partner hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 General. As used in this Agreement, the following terms shall have the following meanings:

(1) “AAA” shall have the meaning set forth in Section 9.1(c).

(2) “Acceptable Alternative Arrangement” shall have the meaning set forth in Section 2.4(a)(i).

(3) “Accessible DWDP Insurance Policy” shall mean all insurance policies, including any insurance policies issued by the any captive insurer, for which access has been provided pursuant to Article XI of the DWDP SDA, subject to the terms and conditions set forth therein.

(4) “Accounting Principles” shall have the meaning set forth on Schedule 1.1(4).

(5) “Action” shall mean any demand, action, claim, cause of action, suit, countersuit, arbitration, inquiry, case, litigation, subpoena, proceeding or investigation (whether civil, criminal or administrative and whether at law or in equity) by or before any court or grand jury, any Governmental Entity or any arbitration or mediation tribunal or authority.

(6) “Affiliate” shall mean, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For the purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that none of Remainco, Spinco or RMT Partner or member of any Group shall be deemed to be an Affiliate of the other or member of such other’s Group solely by reason of having one or more directors in common or by reason of having been under common control of Remainco or Remainco’s stockholders prior to, or in case of Spinco’s stockholders, after the Spinco Distribution.

(7) “AgCo” and “AgCo Group” shall have the meanings ascribed thereto in the DWDP SDA.

(8) “Agreement” shall have the meaning set forth in the Preamble.

(9) “Ancillary Agreements” shall mean the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreement, the Trademark Cross-License Agreement, the Regulatory Cross-License Agreement, the Umbrella Secrecy Agreement, the Regulatory Transfer and Support Agreement, TMODS License Agreement, Transition Services Agreement, Supply Agreement, Space Leases and the agreements set forth on Schedule 1.1(9) and any other agreements to be entered into by and between any member of the Spinco Group and any member of the Remainco Group, at, prior to or after the Spinco Distribution in connection with the Spinco Distribution (to the extent consented to by RMT Partner), Spinco and RMT Partner, but shall exclude the Conveyancing and Assumption Instruments and, for the avoidance of doubt, the Merger Agreement.

(10) “Appropriate Remediation Standard” shall have the meaning set forth in Section 7.10(e).

(11) “Arbitral Tribunal” shall have the meaning set forth in Section 9.1(c)(i).

(12) “Assets” shall mean all right, title and ownership interests in and to all properties, claims, Contracts, rights, businesses, or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement, and, therefore, assets related to Taxes (including any Tax Items, Tax Attributes or rights to receive any Refunds (each as defined in the Tax Matters Agreement)) shall not be treated as Assets.

(13) “Assume” shall have the meaning set forth in Section 2.1(a)(ii) and the term “Assumptions” shall have its correlative meaning.

(14) “Audited Financial Statements” shall have the meaning set forth in the Merger Agreement.

(15) “Audited Party” shall have the meaning set forth in Section 5.1(c).

(16) “Base Cash Dividend Amount” equals $7,306,000,000.

(17) “Board” shall mean, with respect to any Person, the board of directors.

(18) “Business” shall mean (a) with respect to Spinco, the Spinco Business or (b) with respect to Remainco, the Remainco Business.

(19) “Business Day” shall mean any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by Law to be closed in The City of New York.

(20) “Business Entity” shall mean any corporation, partnership, limited liability company, joint venture or other entity which may legally hold title to Assets.

(21) “Cash and Cash Equivalents” shall mean cash, checks, certificates of deposit having a maturity of less than one year, money orders, marketable securities, investments in money market funds, commercial paper, short-term instruments, funds in time and demand deposits or similar accounts, and any marketable direct obligations issued by, or unconditionally guaranteed by and Governmental Entity, minus the amount of any undeposited checks sent to third parties, plus the amount of any deposits in transit.

(22) “Change of Control” shall mean, as applicable, the occurrence after the Spinco Distribution of any of the following: (a) the sale, conveyance, transfer or other disposition (however accomplished), in one or a series of related transactions, of all or substantially all of the assets of such party’s Group to a third Person that is not an Affiliate of such party prior to such transaction or the first of such related transactions; (b) the consolidation, merger or other business combination of such party with or into any other entity, immediately following which the stockholders of such party immediately prior to such transaction fail to own in the aggregate at least a majority of the voting power in the election of directors of all the outstanding voting securities of the surviving party in such consolidation, merger or business combination or of its ultimate publicly traded parent entity; (c) a transaction or series of transactions in which any Person or “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires at least thirty-five percent (35%) of the outstanding voting securities of such party and effective control of such party (other than (i) a reincorporation, holding company merger or similar corporate transaction in which each of such party’s stockholders owns, immediately thereafter, interests in the new parent company in substantially the same percentage as such stockholder owned in such party immediately prior to such transaction, or (ii) in connection with a transaction described in clause (b), which shall be governed by such clause (b)); or (d) a majority of the board of directors of such party ceasing to consist of individuals who have become directors as a result of being nominated or elected by a majority of such party’s directors; provided that the Merger and the other transactions contemplated by the Merger Agreement shall not constitute a Change of Control. For the avoidance of doubt, the previous determination that a “Change of Control” has occurred shall not prejudice the determination as to whether any other subsequent events, on one or more occasions, meet the definition of “Change of Control.”

(23) “Clean-Up Spin-Off” shall mean the distribution by Remainco, pro rata to its shareholders, of any unsubscribed shares of Spinco Common Stock immediately following the consummation of the Exchange Offer.

(24) “Closing” shall have the meaning ascribed thereto in the Merger Agreement.

(25) “Closing Date” shall have the meaning ascribed thereto in the Merger Agreement.

(26) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(27) “Collective Bargaining Agreement” shall have the meaning ascribed thereto in the Merger Agreement.

(28) “Collective Benefit Services” shall have the meaning set forth in Section 8.7(a).

(29) “Commercial Insurance Policies” shall mean all insurance policies of the Parties and their respective Subsidiaries, other than insurance policies issued by the any captive insurer of any Group.

(30) “Commercial Insurer” shall mean the insuring entity issuing and/or subscribing to one or more Commercial Insurance Policies.

(31) “Commission” shall mean the United States Securities and Exchange Commission.

(32) “Commitment Fees” shall have the meaning ascribed thereto in the Merger Agreement.

(33) “Confidential Information” shall mean all non-public, confidential or proprietary Information concerning a Party and/or its Subsidiaries or with respect to Remainco, the Remainco Business, any Remainco Assets or any Remainco Liabilities, or with respect to Spinco, the Spinco Business, any Spinco Assets or any Spinco Liabilities, which, prior to or following the Spinco Distribution, has been disclosed by a Party or its Subsidiaries to another Party or its Subsidiaries, or otherwise has come into the possession of, the other, including pursuant to the access provisions of Sections 8.1 or 8.2 or any other provision of this Agreement, including any data or documentation resident, existing or otherwise provided in a database or in a storage medium, permanent or temporary, intended for confidential, proprietary and/or privileged use by a Party (except to the extent that such Information can be shown to have been (a) in the public domain or known to the public through no fault of the receiving Party or its Subsidiaries, (b) lawfully acquired by the receiving Party or its Subsidiaries from other sources not known to be subject to confidentiality obligations with respect to such Confidential Information or (c) independently developed by the receiving Party or its Affiliates after the time of the Spinco Distribution without reference to or use of any Confidential Information). As used herein, by example and without limitation, Confidential Information shall mean any information of a Party marked as confidential, proprietary and/or privileged.

(34) “Consents” shall mean any consents, waivers, notices, reports or other filings obtained, made or to be obtained from or made, including with respect to any Contract, or any registrations, notifications, dossiers, appendices, licenses, permits, approvals, authorizations obtained or to be obtained from, or approvals from, or notification requirements to, any Person including a Governmental Entity.

(35) “Continuing Arrangements” shall mean those arrangements set forth on Schedule 1.1(35).

(36) “Contract” shall mean any agreement, contract, subcontract, obligation, note, indenture, instrument, option, lease, sublease, promise, arrangement, release, warranty, license, sublicense, insurance policy, purchase order or legally binding commitment or undertaking of any nature (whether written or oral and whether express or implied).

(37) “Contribution” shall mean any contribution to Spinco by Remainco, and any Assumptions by Spinco of Liabilities, in connection with, or in anticipation of, the Spinco Distribution in accordance with this Agreement.

(38) “Conveyancing and Assumption Instruments” shall mean, collectively, the various Contracts and other documents (including bills of sale, stock powers, certificates of title, assignments of Contracts, assignments of Intellectual Property, Consents (to the extent obtained), permits, easements, leases, deeds and other instruments of conveyance) entered into prior to the Spinco Distribution and to be entered into to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement and the Internal Reorganization, or otherwise relating to, arising out of or resulting from the Transfer of Assets and/or Assumption of Liabilities between members of two Groups, in substantially the form to be effected pursuant to Delaware Law, the Laws of one of the other states of the United States or the Laws of foreign jurisdictions, and in such form as the applicable parties agree or, if not appropriate for a given Transfer or Assumption, in such form or forms as the applicable parties thereto agree (but taking into account any requirements of applicable Law (including to record or register transfer of title in each applicable jurisdiction)), which shall be on an “as is,” “where is,” and “with all faults” basis, and in the case of Conveyancing and Assumption Instruments relating to real property, subject to the further provisions of Section 2.1(d) and Section 2.1(e).

(39) “Corteva Letter Agreement” shall mean the letter agreement, effective as of June 1, 2019, by and between Remainco with Corteva, Inc.

(40) “Credit Support Instruments” shall mean any letters of credit, performance bonds, surety bonds, bankers acceptances, or other similar arrangements.

(41) “Damages” shall mean any loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, fee (including reasonable out of pocket attorneys’ or advisors’ fees), charge, cost (including reasonable costs of investigation or capital expenditures) or expense of any nature, including any incidental, indirect, special, exemplary, punitive or consequential damages (including lost revenues or profits), and including amounts paid or payable to third parties in respect of any third-party claim for which indemnification hereunder is otherwise required.

(42) “Data Controller” shall have the meaning of the term “controller” set forth in the GDPR.

(43) “Data Protection Laws” shall mean any and all Laws concerning the privacy, protection or security of personal information throughout the world, including the GDPR and any national law supplementing the GDPR (such as, in the United Kingdom, the Data Protection Act 2018), the California Consumer Privacy Act of 2018 (“CCPA”), the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, 42 U.S.C. §§ 1320d et seq. (“HIPAA”), as amended by Subtitle D of the Health Information Technology for Economic and Clinical Health Act, also known as Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009, and its implementing regulations (“HITECH”) and Section 5 of the Federal Trade Commission Act, and any Laws, regulations, or regulatory requirements, guidance and codes of practice applicable to the Processing of Personal Data (as amended and/or replaced from time to time).

(44) “Decision on Interim Relief” shall have the meaning set forth in Section 9.1(c)(viii).

(45) “Dispute” shall have the meaning set forth in Section 9.1(a).

(46) “Dispute Notice” shall mean (a) the General Dispute Notice, (b) the Privilege Waiver Objection Notice or (c) Indemnification Notice, as applicable.

(47) “Distribution” shall mean the Spinco Distribution.

(48) “Distribution Agent” shall mean the Person set forth in Schedule 1.1(48).

(49) “Distribution Disclosure Documents” shall mean (a) any registration statement to be filed by Spinco with the Commission to effect the registration of shares of Spinco Common Stock in connection with the Spinco Distribution (including any registration statement on Form 10 or Form S-1 or Form S-8 related to securities to be offered under any employee benefit plan), and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the Commission or any other Governmental Entity, (b) if the Spinco Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Internal Reorganization or the Spinco Group or primarily relates to the transactions contemplated hereby, and (c) any current reports on Form 8-K filed or furnished with the Commission by Spinco in connection with the Spinco Distribution or by Remainco solely to the extent related to the Spinco Distribution.

(50) “Dow Insurer” shall have the meaning ascribed thereto in the DWDP SDA.

(51) “DWDP Ancillary Agreement” shall mean any “Ancillary Agreement” as such term is defined in the DWDP SDA.

(52) “DWDP EMA” shall mean that certain Employee Matters Agreement, effective as of April 1, 2019, by and among Remainco (then-known as DowDuPont Inc.), Dow Inc., a Delaware corporation, and Corteva, Inc., a Delaware corporation (as modified, amended and/or supplemented pursuant to the Corteva Letter Agreement).

(53) “DWDP Notice Recipient” shall have the meaning set forth in Section 6.2(d).

(54) “DWDP SDA” shall mean that certain Separation and Distribution Agreement, dated as of April 1, 2019, by and among Remainco (then known as DowDuPont Inc.), Dow Inc., a Delaware corporation, and Corteva, Inc., a Delaware corporation (as modified, amended and/or supplemented pursuant to the Corteva Letter Agreement).

(55) “DWDP Separation Related Agreements” shall mean the DWDP SDA, Corteva Letter Agreement and the DWDP Ancillary Agreements (including the DWDP EMA and DWDP TMA).

(56) “DWDP TMA” shall mean that certain Amended and Restated Tax Matters Agreement, effective as of June 1, 2019, by and among Remainco (then known as DowDuPont Inc.), Dow Inc. and Corteva, Inc.

(57) “Effective Time” shall have the meaning ascribed thereto in the Merger Agreement.

(58) “Emergency Arbitrator” shall mean an emergency arbitrator appointed by the AAA in accordance with the AAA Rules, as specified in Section 9.1.

(59) “Employee Matters Agreement” shall mean the Employee Matters Agreement, dated the date hereof, by and among Remainco, Spinco and RMT Partner.

(60) “Engineering Models and Databases” shall mean (a) physical property databases, (b) empirical or mathematical dynamic or steady state models of processes, equipment and/or reactions and databases containing data resulting from such models, (c) computations of equipment or unit operation operating conditions including predictive or operational behavior and (d) databases with historical operational data.

(61) “Environmental Compliance Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of actual or alleged violations of or non-compliance with any Environmental Law, including a failure to obtain, maintain or comply with any Environmental Permits, including, without limitation, Damages (including mitigation damages) and interest required to address such actual or alleged violations or non-compliance; provided, that Environmental Compliance Liabilities do not include Liabilities that would also constitute Remediation Liabilities.

(62) “Environmental Laws” shall mean all Laws relating to pollution or protection of the environment or, as such relates to exposure to Hazardous Substances, to human health or safety, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Substances, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, recycling, emission, discharge, labeling, management, transport or handling of Hazardous Substances and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and damage to and the protection of natural resources.

(63) “Environmental Liabilities” shall mean Remediation Liabilities, Environmental Compliance Liabilities, Hazardous Substance Damage Liabilities and Off-Site Environmental Liabilities.

(64) “Environmental Permit” shall mean any permit, license, approval or other authorization under any applicable Law or of any Governmental Entity relating to Environmental Laws or Hazardous Substances.

(65) “Estimated Net Working Capital” shall have the meaning set forth in Section 2.5(a).

(66) “Estimated Net Working Capital Adjustment” means (a) $0 if Estimated Net Working Capital reflected on the Estimated Statement is equal to or greater than the Lower Working Capital Target and less than or equal to the Upper Working Capital Target, (b) the amount by which Estimated Net Working Capital reflected on the Estimated Statement is greater than the Upper Working Capital Target or (c) the product of (x) the amount by which Estimated Net Working Capital reflected on the Estimated Statement is less than the Lower Working Capital Target multiplied by (y) negative 1 (-1).

(67) “Estimated Spinco Expense Reimbursement” shall have the meaning set forth in Section 2.5(a).

(68) “Estimated Statement” shall have the meaning set forth in Section 2.5(a).

(69) “Excess Spinco Cash Amount” shall mean the amount equal to (a) the aggregate amount of Cash and Cash Equivalents of the members of the Spinco Group as of immediately prior to the Spinco Distribution, prior to giving effect to the Spinco Special Cash Payment, minus (b) Specified Cash and minus (c) the proceeds of the Spinco Debt Financing.

(70) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time that reference is made thereto.

(71) “Exchange Offer” shall have the meaning ascribed thereto in the Recitals.

(72) “Final Determination” shall have the meaning set forth in the Tax Matters Agreement.

(73) “Final Net Working Capital” shall mean the Net Working Capital of Spinco as of immediately prior to the Spinco Distribution as determined pursuant to Section 2.5(c).

(74) “Final Net Working Capital Adjustment” shall mean (a) $0 if Final Net Working Capital is equal to or greater than the Lower Working Capital Target and less than or equal to the Upper Working Capital Target, (b) the amount by which Final Net Working Capital is greater than the Upper Working Capital Target or (c) the product of (i) the amount by which Final Net Working Capital is less than the Lower Working Capital Target multiplied by (ii) negative 1 (-1).

(75) “Final Spinco Indebtedness” shall mean Spinco Indebtedness as of immediately prior to the Spinco Distribution (disregarding the Spinco Debt Financing) as determined pursuant to Section 2.5(c).

(76) “Final Spinco Expense Reimbursement” shall mean the Spinco Expense Reimbursement as determined pursuant to Section 2.5(c).

(77) “Final Spinco Special Cash Payment” shall mean a cash payment in an amount equal to the sum of (a) the Base Cash Dividend Amount, plus (b) the Final Net Working Capital Adjustment (which may be positive or negative), minus (c) Final Spinco Indebtedness (if any), plus (d) the Final Spinco Expense Reimbursement minus (e) if applicable, the French Consideration.

(78) “Financing Disclosure Documents” shall mean any prospectus, offering memorandum, offering circular (including franchise offering circular or any similar disclosure statement) or similar disclosure document, whether or not filed with the Commission or any other Governmental Entity, which offers for sale or registers the Transfer or distribution of securities or Indebtedness of Spinco or any of the members of the Spinco Group.

(79) “Force Majeure Event” shall mean, with respect to any Person, an event beyond the reasonable control of such Person (or any Person acting on its behalf), which by its nature could not have been foreseen by such Person (or such Person), or, if it could have been foreseen, was unavoidable, and includes acts of God, storms, floods, riots, pandemics, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources or distribution facilities.

(80) “Foreign Cash” means Cash and Cash Equivalents held as of immediately prior to the Spinco Distribution by any member of the Spinco Group organized in a country other than the United States.

(81) “Former Spinco Business Employees” has the meaning set forth in the Employee Matters Agreeement.

(82) “Fraud” shall mean, with respect to a party, an intentional act of common law fraud by such party in the making of the representations an warranties contained in Article V and Article VI of the Merger Agreement, in the case of Remainco, or Article VII of the Merger Agreement, in the case of RMT Partner.

(83) “GAAP” shall mean United States generally accepted accounting principles.

(84) “GDPR” shall mean the General Data Protection Regulation (EU) 2016/679.

(85) “General Dispute Notice” shall have the meaning set forth in Section 9.1(b)(i).

(86) “General Negotiation Period” shall have the meaning set forth in Section 9.1(b)(i).

(87) “Governmental Entity” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign, multinational or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

(88) “Group” shall mean (i) with respect to Remainco, the Remainco Group and (ii) with respect to Spinco, the Spinco Group.

(89) “Guaranty Release” shall have the meaning set forth in Section 2.12(b).

(90) “Hazardous Substances” shall mean (a) any petroleum or petroleum products, radioactive materials, radon, asbestos or asbestos-containing materials in any form, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls or PFAS Substances; (b) any chemicals, materials, substances, compounds, mixtures, products or byproducts, biological agents, pollutants, contaminants or wastes that are now or hereafter become defined or characterized as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar import under any applicable Environmental Law, or (c) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

(91) “Hazardous Substance Damage Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of claims for personal or bodily injury (including claims for medical monitoring and associated costs therewith, including mandated scientific inquiries or panels), wrongful death or property damage associated with the Release or threatened Release of Hazardous Substances to the environment or exposure to or presence of Hazardous Substances. Hazardous Substance Damage Liabilities do not include Liabilities that would also constitute Remediation Liabilities or Liabilities relating to, resulting from or arising out claims for injuries to persons or property from products sold by the Spinco Group or the Remainco Group or their respective predecessors.

(92) “HSR Act” shall mean the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(93) “Income Taxes” shall have the meaning set forth in the Tax Matters Agreement.

(94) “Indebtedness” shall mean, with respect to any Person, (i) the principal value, prepayment and redemption premiums and penalties and other breakage costs (if any), unpaid fees and other monetary obligations (including interest) in respect of any indebtedness for borrowed money, whether short term (including overdrawn bank accounts) or long term, fixed or contingent or secured or unsecured, and all obligations evidenced by bonds, debentures, notes, mortgages, other debt securities or similar instruments, (ii) any indebtedness arising under any capital leases (excluding, for the avoidance of doubt, any real estate leases treated as operating leases under GAAP), whether short term or long term, (iii) all liabilities secured by any Security Interest on any assets of such Person, (iv) all liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect such Person against fluctuations in interest rates, (v) all obligations for the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), including earn-out obligations, (vi) all liabilities under any Credit Support Instruments, (vii) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (i) through (vi), and (viii) without duplication, all direct or indirect guarantees of indebtedness referred to in the foregoing clauses (i) through (vii).

(95) “Indemnifiable Loss” and “Indemnifiable Losses” shall mean any and all Damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder).

(96) “Indemnification Notice” shall mean any notice delivered to the Indemnifying Party by the Indemnitee pursuant to Section 7.4(a) or Section 7.5.

(97) “Indemnifying Party” shall have the meaning set forth in Section 7.4(a).

(98) “Indemnitee” shall have the meaning set forth in Section 7.4(a).

(99) “Indemnity Payment” shall have the meaning set forth in Section 7.8(a).

(100) “Information” shall mean information, content, and data in written, oral, electronic, computerized, digital or other tangible or intangible media, including (i) books and records, whether accounting, legal or otherwise; ledgers, studies, reports, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples and flow charts; marketing plans, customer names and information (including prospects); technical information, including such information relating to the design, operation, maintenance, testing, test results, development, and manufacture of any Party’s or its Group’s product or facilities (including product or facility specifications and documentation; engineering, design, and manufacturing drawings, diagrams, layouts, maps and illustrations; formulations and material specifications; laboratory studies and benchmark tests; quality assurance policies procedures and specifications; maintenance and inspection procedures and records; evaluation and/validation studies; process control and/or shop-floor control strategy, logic or algorithms); assembly code, Software, firmware, programming data, databases, and all information referred to in the same; product costs, margins and pricing; product marketing studies and strategies; product stewardship and safety; all other Know-How related to research, engineering, development and manufacturing; communications, correspondence, materials, product literature, artwork, files and documents, (ii) information contained in Patents and other Know-How; and (iii) financial and business information, including earnings reports and forecasts, macro-economic reports and forecasts, all cost information (including supplier records and lists), sales and pricing data, business plans, market evaluations, surveys, credit-related information, and other such information as may be needed for reasonable compliance with reporting, disclosure, filing or other requirements, including under applicable securities laws or regulations of securities exchanges.

(101) “Information Statement” shall mean the Information Statement attached as an exhibit to the Spinco Form 10 sent to the holders of shares of Remainco Common Stock in connection with the Spinco Distribution, including any amendment or supplement thereto.

(102) “Initial Outside Date” shall have the meaning ascribed thereto in the Merger Agreement.

(103) “Insurance Proceeds” shall mean those monies (a) received by an insured from an insurer (other than any captive insurer of either Group) or (b) paid by an insurer (other than any captive insurer of either Group) on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention, cost of reserve or collection costs paid or held by or for the benefit of such insured.

(104) “Intellectual Property” shall mean all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign rights in (a) patents, patent applications, utility models, and all related continuations, continuations-in-part, provisionals, divisionals, reissues, re-examinations, substitutions, statutory invention registrations, priority rights and extensions thereof (“Patents”), inventions, notices of invention and invention disclosures, (b) trademarks, service marks, corporate names, trade names, Internet domain names, social media accounts or handles, logos, slogans, trade dress and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (c) copyrights and rights in works or authorship and other copyrightable subject matter, and mask works (“Copyrights”), (d) trade secrets and rights in all other confidential and proprietary information, including know-how, inventions, algorithms, logic, operating conditions and procedures, proprietary processes, formulae, methods, techniques, compositions, specifications, data, databases and other compilations of data, drawings, models and methodologies, including confidential information set forth in laboratory notebooks, laboratory reports, Plant Operating Documents, Engineering Models and Databases, in each case of the foregoing, to the extent confidential and proprietary (“Know-How”), (e) Software, (f) data and databases, (g) designs and (h) all applications and registrations for the foregoing.

(105) “Intellectual Property Cross-License Agreement” shall mean the Intellectual Property Cross-License Agreement, to be entered into at or prior to the Spinco Distribution, by and among members of the Remainco Group and members of the Spinco Group, in the form attached hereto as Exhibit C.

(106) “Intercompany Leases” shall mean any leases pursuant to an Ancillary Agreement or an Acceptable Alternative Arrangement.

(107) “Interim Relief” shall have the meaning set forth in Section 9.1(c)(viii).

(108) “Internal Control Audit and Management Assessments” shall have the meaning set forth in Section 5.1(b).

(109) “Internal Reorganization” shall mean the Transfer and/or assignment and assumption of Assets and Liabilities, including by means of the Conveyancing and Assumption Instruments, as set forth in Section 2.1, as conducted in accordance with the Separation Plan.

(110) “IT Assets” shall mean all (a) Software, computer systems, public Internet protocol address blocks, telecommunications equipment and other information technology infrastructure (including servers and server equipment, computers (including laptop computers), computer equipment and hardware, printers, telephones (including cell phones and smartphones) and telephone equipment (including headsets), network devices and equipment (including routers, wireless access points, switches and hubs), fiber and backbone cabling and other telecommunications wiring, demarcation points and rooms, computer rooms and telecommunications closets), (b) documentation, reference, resource and training materials to the extent relating thereto, and (c) Contracts to the extent relating to any of the foregoing clauses (a) and (b) (including support and maintenance agreements, public Internet protocol address block agreements, website hosting agreements, outsourcing agreements, service provider agreements, interconnection agreements and telecommunications agreements); provided that, notwithstanding the foregoing, IT Assets shall exclude Know-How contained or stored in any of the items described in the foregoing subsections (a) through (c) and Patents that claim any such Know-How.

(111) “Law” shall mean any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, constitution, law, ordinance, regulation, rule, code, income tax treaty, order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Entity.

(112) “Legacy Liabilities” shall mean any and all SpecCo Group Excess DuPont Discontinued and/or Divested Operations and Business Liabilities, SpecCo Group Specified DuPont Discontinued and/or Divested Operations and Business Liabilities, Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities, and Shared Historical DuPont Liabilities, (as each such term is defined in the DWDP SDA) including in each case any and all indemnification obligations to any “MatCo Indemnitee” (as defined in the Corteva Letter Agreement) and/or any “AgCo Indemnitee” (as defined in the Corteva Letter Agreement) pursuant to the DWDP SDA, DWDP EMA, DWDP TMA and/or the Corteva Letter Agreement for Indemnifiable Losses to the extent related to, arising out of or resulting from the foregoing.

(113) “Liabilities” shall mean any and all Indebtedness, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, reserved or unreserved, or determined or determinable, including those arising under any Law (including Environmental Law), Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity and those arising under any Contract or any fines, Damages or equitable relief which may be imposed and including all costs and expenses related thereto. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes shall not be treated as Liabilities governed by this Agreement other than for purposes of indemnification related to the Distribution Disclosure Documents.

(114) “Liable Party” shall have the meaning set forth in Section 2.11(b).

(115) “LIBOR” shall mean the London Interbank Offered Rate.

(116) “Lower Working Capital Target” shall mean the amount set forth on Schedule 1.1(116).

(117) “MatCo” and “MatCo Group” shall have the meanings ascribed thereto in the DWDP SDA.

(118) “Merger” shall have the meaning ascribed thereto in the Recitals.

(119) “Merger Agreement” shall mean that certain Agreement and Plan of Merger by and among Remainco, RMT Partner, Spinco, and Merger Sub, dated the date hereof, as it may be amended, modified or supplemented from time to time in accordance with its terms.

(120) “Merger Ratio” shall mean the number of shares of common stock issued to the holders of Spinco Common Stock in the Merger divided by the fully diluted RMT Partner Common Stock.

(121) “Merger Sub” shall have the meaning ascribed thereto in the Merger Agreement.

(122) “Mixed Contract” shall mean any Contract that is related to both (a) the Remainco Business, on the one hand, and (b) the Spinco Business, on the other hand; provided, however, that no DWDP Separation Related Agreement shall constitute a Mixed Contract unless it constitutes a Severable DWDP Separation Related Agreement.

(123) “Negotiation Period” shall mean (a) the General Negotiation Period or (b) the Privilege Waiver Negotiation Period, as applicable.

(124) “Net Working Capital” shall mean, as of any time of determination, (a) the aggregate consolidated current assets (based solely on the current asset account line items included in the example calculation of Net Working Capital set forth on Schedule 1.1(4) and excluding, for the avoidance of doubt, Cash and Cash Equivalents) of the Spinco Group as of such time, minus (b) the aggregate consolidated current liabilities (based solely on the current liability account line items included in the example calculation of Net Working Capital set forth on Schedule 1.1(4)) and excluding, for the avoidance of doubt, Spinco Indebtedness and Remainco Designated Transaction Expenses) of the Spinco Group as of such time, in each case, calculated in accordance with the Accounting Principles.

(125) “Non-Assumable Third Party Claims” shall have the meaning set forth in Section 7.4(b).

(126) “Non-Consenting Employees” shall have the meaning set forth in the Employee Matters Agreement.

(127) “Non-Material Shared Contract” means (a) any Shared Contract not related in any material respect to the Business, Assets and/or Liabilities of the Group that is not the Group to which such Contract has been allocated as a “Remainco Asset” or “Spinco Asset” or (b) in respect of which performance has been completed prior to the Spinco Distribution, or that has been terminated prior to the Spinco Distribution (regardless of whether performance has been completed) (including inactive Contracts).

(128) “Non-Performing Impacted Party” shall have the meaning set forth in Section 7.10(c)(i).

(129) “Non-Performing Site Controller” shall have the meaning set forth in Section 7.10(c)(ii).

(130) “Non-Shared Contract” shall mean any Mixed Contract that is set forth on Schedule 1.1(130).

(131) “Non-Transferred Permit” shall have the meaning set forth in Section 5.5(a).

(132) “Notice Recipient” shall have the meaning set forth in Section 2.4(a)(vi).

(133) “Notifying Party” shall have the meaning set forth in Section 2.4(a)(vi).

(134) “Off-Site Environmental Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of the Release, threatened Release, transport, disposal, recycling, reclamation, treatment or storage of Hazardous Substances, or the arrangement for the same, at Off-Site Locations, including, without limitation, Remediation Liabilities, Environmental Compliance Liabilities and Hazardous Substance Damage Liabilities at such locations.

(135) “Off-Site Location” means any third party location that is not now nor has ever been owned, leased or operated by the Remainco Group or the Spinco Group or any of their respective predecessors or by any member, as of June 1, 2019, of the AgCo Group or by any member, as of April 1, 2019, of the MatCo Group; provided, however, that “Off-Site Location” does not include any property that is adjacent to or neighboring any property currently or formerly owned, leased or operated by the Remainco Group or the Spinco Group or their respective predecessors or by any member, as of June 1, 2019, of the AgCo Group or by any member, as of April 1, 2019, of the MatCo Group, that has been impacted by Hazardous Substances Released from such properties.

(136) “Organizational Documents” shall mean (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization, association or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d) above, as may be in effect from time to time.

(137) “Other Party” shall have the meaning set forth in Section 2.11(a).

(138) “Other Party’s Auditors” shall have the meaning set forth in Section 5.1(b).

(139) “Partial Assignment” shall have the meaning set forth in Section 2.4(a)(i).

(140) “Party” or “Parties” shall have the meaning set forth in the Preamble.

(141) “Performing Party” shall have the meaning set forth in Section 7.10(b).

(142) “Permit Transferee” shall mean Remainco or Spinco, or another member of their respective Group, that requires a permit, including any Environmental Permit, to be transferred or issued to it with respect to the properties, businesses, and operations being conveyed or Transferred to it pursuant to this Agreement.

(143) “Permit Transferor” shall mean each of Remainco or Spinco or another member of its respective Group, as applicable, that currently holds a permit, including any Environmental Permit, that must be transferred, or in respect of which a new permit must be issued, to a member of the Remainco Group or Spinco Group, or a relevant subsidiary, in connection with the transfer of any properties, businesses, or operations of the Remainco Group or Spinco Group, respectively.

(144) “Person” shall mean any natural person, firm, individual, corporation, business trust, joint venture, association, bank, land trust, trust company, company, limited liability company, partnership or other organization or entity, whether incorporated or unincorporated, or any Governmental Entity.

(145) “Personal Data” shall mean any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household (including an individual’s first and last names, home address, telephone number, email address, government issued identifier (including social security number, driver’s license number, passport number or other similar identifiers), credit card or other financial information, billing and transactional information, medical, health or insurance information, gender, date of birth, educational or employment information, and marital or other status, behavioral information, vehicle identification number, IP address, cookie identifier, geolocation data, biometric information or any other number or identifier that identifies an individual), or any other data or information that constitutes personal data, personally identifiable information, personal information or any similar defined term under any Data Protection Law (including the GDPR or the CCPA).

(146) “PFAS Substances” shall mean any perfluoroalkyl, polyfluoroalkyl, or perfluorooctanoic substances, perfluorooctanoic acid, hexafluoropropylene oxide (HFPO) dimer acid, and any substances colloquially referred to as “PFAS”, “PFOA”, “PFOS” and/or “GenX,” and including, in each case, any acids, salts or derivatives thereof.

(147) “Plant Operating Documents” shall mean (a) plot plans, (b) construction, technical, engineering, electrical, instrument drawings, as-built or as-modified drawings including piping and instrument diagrams, 3-D (three-dimensional) models, wiring diagrams, flowsheets, structural designs, map and physical layouts, (c) process flow diagrams, (d) process control schematics, process control and/or shop-floor control strategies, logic or algorithms, (e) standard operating procedures, maintenance and inspection procedures and records, safety audit reports, investigations, safety incident investigation reports, process hazard reviews, capital projects, upgrades, improvements, designs for such projects, upgrades and/or improvements and (f) standard operating instructions and operating data (including product quality and safety data and maintenance and inspection data).

(148) “Privilege” shall have the meaning set forth in Section 8.7(a).

(149) “Privilege Waiver Negotiation Period” shall have the meaning set forth in Section 8.7(c)(iv).

(150) “Privilege Waiver Objection Notice” shall have the meaning set forth in Section 8.7(c)(i).

(151) “Privileged Information” shall have the meaning set forth in Section 8.7(a).

(152) “Processing” (and its cognates) shall have the meaning set forth in the GDPR.

(153) “Proposed Final Statement” shall have the meaning set forth in Section 2.5(b).

(154) “Public Reports” shall have the meaning set forth in Section 5.1(d).

(155) “Real Property Restrictions” shall have the meaning set forth in Section 2.1(g).

(156) “Record Date” shall mean the close of business on the date to be determined by the Remainco Board as the record date for determining stockholders of Remainco entitled to receive shares of Spinco Common Stock in the Distribution.

(157) “Record Holders” shall mean the holders of record of shares of Remainco Common Stock as of the close of business on the Record Date.

(158) “Records” shall mean any Contracts, documents, books, records or files.

(159) “Regulatory Cross-License Agreement” shall mean the Regulatory Cross-License Agreement, to be entered into at or prior to the Separation, by and between one or more members of the Spinco Group and Remainco Group, which shall provide for the cross-license of Regulatory Data included in the Remainco Assets but related to the Spinco Business, or included in the Spinco Assets but related to the Remainco Business, as of the Spinco Distribution, so that each of Remainco and Spinco can continue to make uses of such Regulatory Data in its respective business field as conducted as of the Spinco Distribution and natural evolutions thereof.

(160) “Regulatory Data” shall mean any and all regulatory data (including studies, data, raw data, efficacy data, toxicity data, environmental health and safety data, reports, physical samples, reviews (including business risk reviews), opinions, memos to file, self, and/or affirmed-GRAS determinations, information or other compliance requirements, including Product Trials, Manufacturing Process descriptions, Compositions (BOM/BOS), Labels, Safety Data Sheets, hazard, safety, risk (including Strain Risk Assessments, Safe Strain Lineages) and exposure study plans and assessments and modeling for product contamination or impurity issues or assessments for suitability for intended use and supporting product initiation (commercial release) requests, Sustainability or Life Cycle assessments, Project Management documents (such as overviews, timelines, deliverables, work streams) in written, electronic, computerized, digital, or other tangible or intangible media, actually submitted to, or maintained to support a submission to (whether submitted or not), a Governmental Entity or a Third Party to seek, obtain or maintain a Consent from a Governmental Entity or demonstrate regulatory compliance or to inform a regulatory or compliance strategy.

(161) “Regulatory Transfer and Support Agreements” shall mean the Regulatory Transfer and Support Agreements, entered into at or prior to the Spinco Distribution, (a) by and between members of the Remainco Group, as transferor, and members of the Spinco Group, as transferee and (b) by and between members of the Spinco Group, as transferor, and members of the Remainco Group, as transferee, which shall provide for (i) Remainco to transfer and support in the ordinary course Governmental Approvals covering Regulatory Data included in the Spinco Assets, at Spinco’s cost, (ii) Spinco to transfer and support in the ordinary course Governmental Approvals covering Regulatory Data included in the Remainco Assets (if applicable), at Remainco’s cost, and (iii) Spinco to provide to Remainco certain services (e.g., analytical support for generating regulatory data and support for future enzyme development, which services currently are provided by Spinco to Remainco), for a period of two years, at Remainco’s cost.

(162) “Related” with respect to either Business, shall mean primarily related to, primarily used in or primarily held for use in the conduct of such Business.

(163) “Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

(164) “Remainco” shall have the meaning set forth in the Preamble.

(165) “Remainco Accounts” shall have the meaning set forth in Section 2.13(a).

(166) “Remainco Assets” shall mean any and all of Remainco’s or any of its Subsidiaries’ (including the members of the Spinco Group and the members of the Remainco Group) right, title and interest in and to, immediately prior to the Spinco Distribution, any and all Assets other than the Spinco Assets (provided, however, that Remainco Assets shall not include any Tax Attributes (as defined in the Tax Matters Agreement) or any other Tax assets, which shall be governed by the Tax Matters Agreement), including the following (the “Specified Remainco Assets”):

(a) any and all (i) shares of capital stock of, or any other equity or ownership interests in, the Subsidiaries held, directly or indirectly, by Remainco that are not members of the Spinco Group, (ii) shares of capital stock of, or any other equity or ownership interests in, the entities held by Remainco that are not members of the Spinco Group and (iii) shares of Spinco Common Stock contemplated to be received by members of the Remainco Group in exchange for the Contribution pursuant to Section 2.1(a)(ii);

(b) the Assets set forth on Schedule 1.1(166)(b);

(c) all Assets that are expressly allocated to Remainco or any other member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement, including the Remainco Employee Assets and any and all right of any member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement;

(d) any and all (i) rights, title and interest in and to the owned real property set forth on Schedule 1.1(166)(d)(i), including, in each case, all land and land improvements, structures, buildings and building improvements, tidelands or other marine leases, other improvements, fixtures, rights of ingress and egress, rights under any covenants, conditions and/or restrictions, all contract rights, if any, relating to the operation of the land or any improvements thereon, all riparian rights, surface and underground water rights, and any and all other water rights pertaining to the land, and any and all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity related to the land and all easements and rights of way pertaining thereto or accruing to the benefit thereof and appurtenances located thereon or associated therewith (except to the extent otherwise set forth on Schedule 1.1(166)(d)(i) under the heading “Other Parties in Possession”) (the “Remainco Owned Real Property”), and (ii) rights, title and interest in, and to and under the leases or subleases of the real property set forth on Schedule 1.1(166)(d)(ii), including, in each case, to the extent provided for in such leases, any land and land improvements, structures, buildings and building improvements, tidelands or other marine leases, other improvements, fixtures, rights of ingress and egress, rights under any covenants, conditions and/or restrictions, all contract rights, if any, relating to the operation of the land or any improvements thereon, all riparian rights, surface and underground water rights, and any and all other water rights pertaining to the land, and any and all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity related to the land and all easements and rights of way pertaining thereto or accruing to the benefit thereof and appurtenances (except to the extent otherwise set forth on Schedule 1.1(166)(d)(ii) under the heading “Other Parties in Possession”) (the “Remainco Leased Real Property”);

(e) furniture (which, for the avoidance of doubt, does not include fixtures) to the extent the relevant historical use was at (i) any Remainco Owned Real Property or Remainco Leased Real Property (other than in premises leased or sub-leased by a member of the Spinco Group from a member of the Remainco Group set forth on Schedule 1.1(215)(e)(iii)), (ii) the premises leased or sub-leased by a member of the Spinco Group from a member of the Remainco Group unless set forth on Schedule 1.1(215)(e)(iii)), or (iii) the premises leased or sub-leased by a member of Remainco Group from a member of the Spinco Group pursuant to an Intercompany Lease and set forth on Schedule 1.1(166)(e)(iii).

(f) any and all Contracts other than (i) the Spinco Contracts, (ii) the Spinco Shared Contracts, and (iii) the Spinco Vested DWDP Rights, including all DWDP Separation Related Agreements (other than the Spinco Specified DWDP Separation Related Agreements); provided, however, that (x) any Remainco Shared Contracts (including the Severable DWDP Separation Related Agreements) shall be subject to Section 2.4(a), (y) any Shared DWDP Separation Related Agreements shall be subject to Article VI, and (z) the DWDP SDA shall be subject to Article VI;

(g) any and all Assets in respect of counterclaims, insurance claims, enforcement rights, rights to coverage under applicable insurance policies, warranties, contractual indemnities, control rights and other rights similar to the foregoing, in each case, other than to the extent related to any Spinco Liability;

(h) any and all IT Assets other than the Spinco IT Assets, including those described on Schedule 1.1(166)(h) (such IT Assets described on Schedule 1.1(166)(h), the “Specified Remainco IT Assets”);

(i) any and all Cash and Cash Equivalents other than the Spinco Cash or Specified Cash;

(j) any and all benefits of any and all credits, prepaid expenses, rebates, deferred charges and prepaid items, in each case other than the Spinco Prepaids;

(k) any and all accounts and notes receivable (other than intercompany receivables) other than the Spinco Receivables;

(l) any and all Intellectual Property other than the Spinco Intellectual Property, including the Intellectual Property set forth on Schedule 1.1(166)(l) and the Retained Names;

(m) any and all Inventory other than Spinco Inventory;

(n) any and all Regulatory Data other than the Spinco Regulatory Data, including Regulatory Data set forth on Schedule 1.1(166)(m);

(o) the Consents and registrations set forth on Schedule 1.1(166)(o) (the “Remainco Specified Consents and Registrations”);

(p) any and all financial records relating to the Spinco Business that form part of the general ledger of Remainco or any of its Affiliates (other than the members of the Spinco Group), any working papers of Remainco’s auditors, and any other accounting records of Remainco or any of its Affiliates (other than the members of the Spinco Group); and

(q) other than rights to enforce the confidentiality (and non-solicitation and/or no-hire as applied to Spinco Employees) provisions of any confidentiality, non-disclosure or other similar Contracts to the extent related to Confidential Information of the Spinco Business, any and all records relating to the negotiation and consummation of the transactions contemplated by this Agreement and any and all records prepared in connection with the potential divestiture of all or a part of the Spinco Business, including: (A) bids received from third parties and analyses relating to such transactions and (B) confidential communications with legal counsel representing Remainco or its Affiliates and the right to assert the attorney-client privilege with respect thereto (subject to Section 8.7).

Notwithstanding anything to the contrary herein, this Agreement and the Ancillary Agreements do not purport to transfer ownership of any of the insurance policies of any member of the Spinco Group or Remainco Group, and any assignment of rights to coverage under such insurance policies is governed by Article X herein.

(167) “Remainco Board” shall have the meaning ascribed thereto in the Recitals.

(168) “Remainco Business” shall mean all businesses, operations and activities (whether conducted independently or in association with one or more third parties through a partnership, joint venture or other mutual enterprise) conducted at any time prior to the Spinco Distribution by any member of the Spinco Group or Remainco Group, other than the Spinco Business.

(169) “Remainco Common Stock” shall have the meaning set forth in Section 4.2(a).

(170) “Remainco Counsel” shall have the meaning set forth in Section 8.8.

(171) “Remainco CSIs” shall have the meaning set forth in Section 2.12(d).

(172) “Remainco Designated Rights” shall have the meaning set forth in Section 6.2(b)(ii).

(173) “Remainco Designated Transaction Expenses” shall mean: (a) any and all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants and commitment fees and any other financing fees and expenses, including in respect of mortgages, field examinations, appraisals, and flood diligence) actually incurred or accrued, prior to the Effective Time, by any member of the Remainco Group or Spinco Group or on its or their respective behalf or for which it or they are liable (excluding the costs of salaries and benefits of employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the following) in connection with or related to (i) the drafting or negotiation of the Transaction Agreements, (ii) the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of the transactions contemplated hereby or thereby (including the Internal Reorganization, the Spinco Distribution and any Conveyancing and Assumption Instruments), (iii) the preparation, review and audit of any financial statements of the Spinco Business, (iv) the preparation of the Spinco Business for sale or separation and any due diligence, marketing or similar activities in connection therewith, (v) the preparation, printing, filing and mailing of the Spinco Form 10 (including any related prospectus or information statement) and the preparation and filing of any other filings with the Commission to the extent related to the transactions contemplated by the Transaction Agreements, (vi) the filing of the Certificate of Merger in respect of the Merger, and (vii) all other matters related to the Merger, the Internal Reorganization, the Spinco Distribution, and any other transaction contemplated by the Transaction Agreements, in each case, unless an item is a Spinco Designated Transaction Expense; (b) the amount of any employee retention awards, special bonus, retention payment, transaction bonus, change in control bonus or similar payments that vest or become payable or are paid on or prior to March 31, 2021 (including those set forth on Schedule 1.1(173)); (c) any amount in respect of unpaid Severance (as defined in the Employee Matters Agreement) payable upon or arising out of or relating to the transactions contemplated by this Agreement, the Merger Agreement and the Employee Matters Agreement, other than (i) with respect to Non-Consenting Employees and (ii) any Spinco Post-Closing Employee Payments; (d) with respect to Non-Consenting Employees, (i) 50% of the first $10 million of unpaid Severance payable upon or arising out of or relating to the transactions contemplated by this Agreement, the Merger Agreement and the Employee Matters Agreement, and (ii) 100% of any such amount in excess thereof; and (e) Set-Up Costs.

(174) “Remainco Employee Assets” shall have the meaning set forth in the Employee Matters Agreement.

(175) “Remainco Employee Liabilities” shall have the meaning set forth in the Employee Matters Agreement.

(176) “Remainco Group” shall mean Remainco and each Person (other than Spinco and the other members of the Spinco Group) that is a direct or indirect Subsidiary of Remainco immediately prior to the Spinco Distribution, and each Business Entity that becomes a Subsidiary of Remainco after the Spinco Distribution, which, for the avoidance of doubt, shall include those entities identified as such on Schedule 1.1(176).

(177) “Remainco Indemnitees” shall mean each member of the Remainco Group and each of their Affiliates from and after the Spinco Distribution and each member of the Remainco Group’s and their respective current, former and future Affiliates’ respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

(178) “Remainco Liabilities” shall mean any and all Liabilities (except for Liabilities related to Taxes, which are governed exclusively by the Tax Matters Agreement) other than the Spinco Liabilities, in each case, regardless of (i) when or where such Liabilities arose or arise (whether arising prior to, at or after the Spinco Distribution), (ii) where or against whom such Liabilities are asserted or determined, (iii) which entity is named in any Action associated with any Liability (provided that any Remainco Liability that constitutes an Environmental Liability shall be subject to Section 7.10) including the following (the “Specified Remainco Liabilities”):

(a) any and all Liabilities that are expressly assumed by or allocated to Remainco or any other member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement, including the Remainco Employee Liabilities and any and all obligations and Liabilities of any member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement;

(b) the Liabilities set forth on Schedule 1.1(178)(b);

(c) one hundred percent (100%) of any and all Remainco Designated Transaction Expenses;

(d) any and all checks issued but not drawn other than the Spinco Checks;

(e) any and all obligations with respect to any and all credits, prepaid expenses, rebates, deferred charges and prepaid items of any Person other than the Remainco Group or Spinco Group (including any deferred revenue) other than the Spinco Prepaid Obligations;

(f) any and all accounts payable (other than intercompany payables) other than the Spinco Payables;

(g) other than the Spinco Related Legacy Liabilities, any and all Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities, including those set forth on Schedule 1.1(178)(g) (provided that any such Liability that constitutes an Environmental Liability shall be subject to Section 7.10 to the extent applicable);

(h) any and all Stray Legacy Liabilities (provided that any such Liability that constitutes an Environmental Liability shall be subject to Section 7.10); to the extent applicable);

(i) subject to Section 2.4 and Section 2.8, any and all Liabilities to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Remainco Group at any time after the Spinco Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business);

(j) any and all residual Liabilities of any member of the Remainco Group for any and all “Agriculture Liabilities” (as defined in the DWDP SDA) or “Materials Science Liabilities” (as defined in the DWDP SDA);

(k) Environmental Liabilities Related to the Remainco Business, including those set forth on Schedule 1.1(178)(l); provided that any such Environmental Liability shall be subject to Section 7.10 to the extent applicable;

(l) any indemnification Liabilities arising under the Transaction Agreement, dated as of March 31, 2017, by and between Remainco and FMC Corporation; or

(m) any Actions brought by or on behalf of any stockholders of Remainco relating to any state Laws or fiduciary claims relating to, arising out of or resulting from the transactions contemplated by this Agreement or the Merger Agreement, including the Spin-Off, the Exchange Offer, the Clean-Up Spin-Off and/or the Merger (other than the Liabilities described in Section 1.1(237)(c)).

(179) “Remainco Liability Policies” shall have the meaning set forth in Section 10.3(a).

(180) “Remainco Personal Data” shall mean Personal Data Processed by or on behalf of the Remainco Group that is Processed in or by, or otherwise related to, any Remainco Business.

(181) “Remainco Shared Contract” means any Shared Contract that is not a Spinco Shared Contract.

(182) “Remainco Specified DWDP Separation Related Agreements” shall mean any and all DWDP Separation Related Agreements exclusively related to the Remainco Business, Remainco Assets and Remainco Liabilities, including those set forth on Schedule 1.1(182).

(183) “Remediation” shall mean all actions required to: (a) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (b) prevent the Release of Hazardous Substances (including by way of vapor intrusion) so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to requests of any Governmental Entity for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

(184) “Remediation Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of (a) Remediation of Hazardous Substances that are present or have been Released, or as to which there has been or is a threatened Release, at, in, on, under or migrating from or to any real property or facility, and (b) natural resource damages associated with the presence or Release or threatened Release of Hazardous Substances in the environment.

(185) “Repatriation Costs” shall mean the aggregate amount of any withholding Taxes imposed on the distribution of any Foreign Cash to Spinco pursuant to the Repatriation Plan.

(186) “Repatriation Plan” shall have the meaning set forth in Section 2.5(g).

(187) “Representative” with respect to each of Remainco and Spinco shall mean one natural Person designated by each of Remainco and Spinco, respectively.

(188) “Retained Names” shall mean the Trademarks set forth on Schedule 1.1(187) and any Trademarks containing or comprising the foregoing, including any Trademarks derivative thereof or confusingly similar thereto.

(189) “RMT Partner” shall have the meaning ascribed thereto in the Preamble.

(190) “RMT Partner Common Stock” shall mean the common stock, par value $0.125 per share, of RMT Partner.

(191) “RMT Partner Guaranty” shall have the meaning set forth in Section 7.3(b)(i).

(192) “Rules” shall have the meaning set forth in Section 9.1(c).

(193) “Section 8.8 Matters” shall have the meaning set forth in Section 8.8.

(194) “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time that reference is made thereto.

(195) “Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-entry, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever, excluding restrictions on transfer under securities Laws and licenses of Intellectual Property.

(196) “Separation” shall mean the Transfer of the Spinco Assets that are not already owned by members of the Spinco Group to members of the Spinco Group and the Assumption of the Spinco Liabilities that are not already directly owed by or otherwise directly the responsibility of members of the Spinco Group by members of the Spinco Group, and the Transfer of Remainco Assets that are not already directly owned by members of the Remainco Group to members of the Remainco Group and the Assumption of the Remainco Liabilities that are not already directly owed by or otherwise the responsibility of members of the Remainco Group by the Remainco Group, all as more fully described in this Agreement and the other Transaction Agreements and including the steps contemplated by the Internal Reorganization and any actions taken in furtherance of the foregoing.

(197) “Separation Plan” shall mean the step plan set forth on Schedule 1.1(197), as it may be updated in accordance with Section 2.1(d).

(198) “Set-Up Costs” shall mean all fees, costs and expenses for preparation and setting up activities with respect to the Services (as defined in the Transition Services Agreement) and the Separation, including any one-time license fees, one time set-up fees for software and engaging any third-party consultants to assist with such implementation and initiation.

(199) “Severable DWDP Separation Related Agreements” shall mean the DWDP Separation Related Agreements set forth on Schedule 1.1(199).

(200) “Shared Contract” shall mean any Mixed Contract that (i) is not a Non-Shared Contract and (ii) is not a DWDP Separation Related Agreement (other than the Severable DWDP Separation Related Agreements).

(201) “Shared DWDP Separation Related Agreements” shall mean the DWDP Separation Related Agreements that are not (a) Spinco Specified DWDP Separation Related Agreement, (b) Remainco Specified DWDP Separation Related Agreements, or (c) Severable DWDP Separation Related Agreements.

(202) “Shared Historical DuPont Liability” shall have the meaning ascribed thereto in the DWDP SDA.

(203) “Site Services Agreement” shall mean the Site Services Agreements, between a member of the Remainco Group and a member of the Spinco Group, to be entered into at or prior to the Spinco Distribution, which shall provide for services to be provided by a member of the Remainco Group to a member of the Spinco Group at sites that are shared by the parties.

(204) “Software” shall mean all computer programs and applications (whether in source code, object code, or other form), models and methodologies, software implementations of algorithms, computerized databases and compilations (including all data and collections of data), and related documentation, descriptions or other work product used to design or develop any of the foregoing, including flowcharts and other logic and design diagrams, technical, functional and other specifications, tools, templates, and user and training materials related to any of the foregoing.

(205) “Sole Benefit Services” shall have the meaning set forth in Section 8.7(a).

(206) “Solvency Opinion” shall have the meaning set forth in Section 4.3(c).

(207) “Space Leases” shall mean the Space Leases entered into at or prior to the Spinco Distribution, by and between members of the Remainco Group and the Spinco Group, as applicable and listed on Schedule 1.1(207).

(208) “SpecCo Group Excess DuPont Discontinued and/or Divested Operations and Business Liabilities” shall have the meaning ascribed thereto in the DWDP SDA.

(209) “SpecCo Group Specified DuPont Discontinued and/or Divested Operations and Business Liability” shall have the meaning ascribed thereto in the DWDP SDA.

(210) “Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liability” shall have the meaning ascribed thereto in the DWDP SDA.

(211) “Specified Cash” means the sum of (a) the aggregate amount of all True Trapped Cash Amounts, plus (b) Repatriation Costs, plus (c) Insurance Proceeds received after the date hereof that were generated by Spinco Assets or Assets that, had the event giving rise to such Insurance Proceeds not occurred, would have constituted Spinco Assets (if any), plus (d) Cash and Cash Equivalents in escrow accounts or held as collateral for outstanding letters of credit.

(212) “Spin-Off” shall have the meaning ascribed thereto in the Recitals.

(213) “Spinco” shall have the meaning ascribed thereto in the Preamble.

(214) “Spinco Accounts” shall have the meaning set forth in Section 2.13(a).

(215) “Spinco Assets” shall mean any and all right, title and interest in and to the following Assets of Remainco and its Subsidiaries immediately prior to the Spinco Distribution (except that Spinco Assets shall not include (i) Tax Attributes (as defined in the Tax Matters Agreement) or other Tax assets, which shall be governed by the Tax Matters Agreement, or (ii) Specified Remainco Assets):

(a) (i) interests in the capital stock of, or any other equity interests in the members of the Spinco Group (other than Spinco), (ii) all interests in the capital stock of, or any other equity interests in the Persons set forth on Schedule 1.1(215)(a)(ii), and (iii) the capital stock and other equity interests set forth on Schedule 1.1(215)(a)(iii) of certain other Persons and, in each case (clauses (A)-(C)), any and all rights related thereto;

(b) the Assets set forth on Schedule 1.1(215)(b);

(c) any and all Assets that are expressly allocated to Spinco or any other member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement, including the Spinco Employee Assets and any and all rights of member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement;

(d) any and all (i) rights, title and interest in and to the owned real property set forth on Schedule 1.1(215)(d)(i), including, in each case, all land and land improvements, structures, buildings and building improvements, tidelands or other marine leases, other improvements, fixtures, rights of ingress and egress, rights under any covenants, conditions and/or restrictions, all contract rights, if any, relating to the operation of the land or any improvements thereon, all riparian rights, surface and underground water rights, and any and all other water rights pertaining to the land, and any and all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity related to the land and all easements and rights of way pertaining thereto or accruing to the benefit thereof and appurtenances located thereon or associated therewith (except to the extent otherwise set forth on Schedule 1.1(215)(d)(i) under the heading “Other Parties in Possession”) (the “Spinco Owned Real Property”), and (ii) rights, title and interest in, and to and under the leases or subleases of the real property set forth on Schedule 1.1(215)(d)(ii), including, in each case, to the extent provided for in such leases, any land and land improvements, structures, buildings and building improvements, tidelands or other marine leases, other improvements, fixtures, rights of ingress and egress, rights under any covenants, conditions and/or restrictions, all contract rights, if any, relating to the operation of the land or any improvements thereon, all riparian rights, surface and underground water rights, and any and all other water rights pertaining to the land, and any and all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity related to the land and all easements and rights of way pertaining thereto or accruing to the benefit thereof and appurtenances (except to the extent otherwise set forth on Schedule 1.1(215)(d)(ii) under the heading “Other Parties in Possession”) (the “Spinco Leased Real Property”);

(e) furniture (which, for the avoidance of doubt, does not include fixtures) to the extent the relevant historical use was at (i) any Spinco Owned Real Property or Spinco Leased Real Property (other than in premises leased or sub-leased by a member of the Remainco Group from a member of the Spinco Group and set forth on Schedule 1.1(166)(e)(iii)), (ii) the premises leased or sub-leased by a member of the Remainco Group from a member of the Spinco Group unless set forth on Schedule 1.1(166)(e)(iii), or (iii) the premises leased or sub-leased by a member of Spinco Group from a member of the Remainco Group pursuant to an Intercompany Lease and set forth on Schedule 1.1(215)(e)(iii).

(f) (i) any and all Spinco Contracts, (ii) any and all Spinco Shared Contracts; provided; however, that any such Spinco Shared Contracts shall be subject to Section 2.4(a), and (iii) any and all Spinco Vested DWDP Rights;

(g) any and all Assets in respect of counterclaims, insurance claims, enforcement rights, rights to coverage under applicable insurance policies, warranties, contractual indemnities, control rights and other rights similar to the foregoing, in each case, to the extent related to any Spinco Liability (subject, in each case, to Article VI);

(h) any and all Spinco IT Assets;

(i) any and all (i) Cash and Cash Equivalents held by the members of the Spinco Group to the extent taken into account in the determination of the Excess Spinco Cash Amount (the “Spinco Cash”) and (ii) Specified Cash;

(j) any and all benefits of any and all credits, prepaid expenses, rebates, deferred charges and prepaid items, in each case to the extent used or held for use in, or arising out of, the operation or conduct of the Spinco Business (the “Spinco Prepaids”);

(k) any and all accounts and notes receivable (other than intercompany receivables) to the extent related to the Spinco Business (or otherwise taken into account in the determination of the Final Net Working Capital Adjustment) (the “Spinco Receivables”);

(l) any and all Spinco Intellectual Property, and all rights and remedies (i) against past, present, and future infringement, misappropriation, or other violation thereof (including the right to sue and recover damages and obtain other equitable relief), (ii) to collect future royalties and other payments thereunder, (iii) to claim priority based on such Intellectual Property under the laws of any jurisdiction and/or under international conventions or treaties, (iv) to prosecute, register, maintain and defend such Intellectual Property before any public or private agency, office or registrar and (v) with respect to any Trademarks included therein;

(m) any and all Assets that are Related to the Spinco Business, including in the following categories, but, in each case, excluding the Specified Remainco Assets:

(i) except for IT Assets, Inventory and furniture, any and all tangible personal property and interests therein, including machinery, tools, equipment, vehicles, in each case that are Related to the Spinco Business;

(ii) any and all raw materials, works-in-process, supplies, ingredients, inputs, parts, packaging, finished goods and products and other inventories (“Inventory”) in each case that are Related to the Spinco Business, including those set forth on Schedule 1.1(215)(m)(ii) (“Spinco Inventory”);

(iii) any and all Consents and registrations, in each case, that is Related to the Spinco Business, including those set forth on Schedule 1.1(215)(m)(iii) (the “Spinco Consents and Registrations”);

(iv) any and all Information that is Related to the Spinco Business; and

(v) any and all permits Related to the Spinco Business (including any pending applications for such permits) (the “Spinco Permits”) (but, for the avoidance of doubt, at all times subject to Section 5.5(a) to the extent also a Shared Permit).

Notwithstanding anything to the contrary herein, this Agreement and the Ancillary Agreements do not purport to transfer ownership of any of the insurance policies of any member of the Spinco Group or Remainco Group, and any assignment of rights to coverage under such insurance policies is governed by Article X herein.

(216) “Spinco Business” shall mean the business, operations and activities that constitute the Nutrition & Biosciences segment of Remainco as narratively described in the Form 10-Q of Remainco for the period ending September 30, 2019 (which segment provides solutions for the global food and beverage, dietary supplements, home and personal care, energy, animal nutrition and pharma markets), as constituted as of the date of this Agreement, as such business, operations and activities have been conducted at any time prior to the Spinco Distribution by any member of the Spinco Group or Remainco Group (or any of their respective predecessors), including such businesses, operations and activities at times when those of such segment as of the date of this Agreement were part of different segments (it being understood that no representation is made regarding the financial data of the Nutrition & Biosciences segment set forth in the Form 10-Q of Remainco for the period ending September 30, 2019 and that the financial data of the Nutrition & Biosciences segment set forth in Form 10-Q of Remainco for the period ending September 30, 2019 shall not be included in this definition).

(217) “Spinco Commitment Letter” shall have the meaning set forth in the Merger Agreement.

(218) “Spinco Common Stock” shall mean all of the issued and outstanding shares of common stock, par value $0.01 per share, of Spinco.

(219) “Spinco Contracts” shall mean all Contracts that are exclusively related to the Spinco Business, including the Spinco Specified DWDP Separation Related Agreements.

(220) “Spinco CSIs” shall have the meaning set forth in Section 2.12(d).

(221) “Spinco Debt Financing” shall mean any Indebtedness for borrowed money incurred in connection with the Financing (as defined in the Merger Agreement).

(222) “Spinco Designated Transaction Expenses” shall mean: (a) any and all out-of-pocket fees and expenses actually incurred or accrued by any member of the Remainco Group or Spinco Group or on its or their respective behalf or for which it or they are liable in connection with or related to obtaining the prepaid directors’ and officers’ liability insurance policy or policies contemplated by the Merger Agreement; (b) all Commitment Fees; and (c) Spinco Post-Closing Employee Payments.

(223) “Spinco Distribution” shall mean the distribution or other transfer of all of the outstanding shares of Spinco Common Stock to the holders of Remainco Common Stock in accordance with Section 4.1 and Section 4.2.

(224) “Spinco Distribution Date” shall mean the date, as shall be determined by the Board, on which Remainco distributes all of the issued and outstanding shares of Spinco Common Stock to the holders of Remainco Common Stock.

(225) “Spinco Employee Assets” shall have the meaning set forth in the Employee Matters Agreement.

(226) “Spinco Employee Liabilities” shall have the meaning set forth in the Employee Matters Agreement.

(227) “Spinco Employees” shall have the meaning set forth in the Employee Matters Agreement.

(228) “Spinco Exchange Debt” shall have the meaning ascribed thereto in the Merger Agreement.

(229) “Spinco Expense Reimbursement” shall mean all Spinco Designated Transaction Expenses either incurred or payable by Remainco or paid by Spinco prior to Closing.

(230) “Spinco Financing Arrangements” shall mean any and all agreements providing for (or relating to) the Financing (as defined in the Merger Agreement), including the Spinco Commitment Letter (as defined in the Merger Agreement).

(231) “Spinco Form 10” shall mean the registration statement on Form 10 filed by Spinco with the Commission in connection with the Spinco Distribution.

(232) “Spinco Group” shall mean Spinco and each Person that is a direct or indirect Affiliate of Spinco immediately following the Spinco Distribution, and each Person that becomes a Subsidiary of Spinco after the Spinco Distribution, which, for the avoidance of doubt, shall include those Persons identified as such on Schedule 1.1(232) (provided that Schedule 1.1(232) may be updated prior to the Spinco Distribution in accordance with the Separation Plan to add or remove Persons on such schedule).

(233) “Spinco Indebtedness” shall mean: (a) Indebtedness of the type described in clauses (i), (ii), (iv), (v) and (vii) and (viii) of the definition thereof (but in the case of clauses (vii) and (viii), solely to the extent in respect of clauses (i), (ii), (iv) and (v)) in each case that is either (x) a Spinco Liability or (y) was incurred by (or assigned to in accordance with the Separation Plan to) any member of the Spinco Group and remaining unpaid as of immediately prior to the Spinco Distribution; (b) to the extent accrued or required to be accrued in accordance with the Accounting Principles on the consolidated balance sheet of Spinco, and remaining unpaid, in each case, as of immediately prior to the Spinco Distribution, (i) the amount of any Liabilities associated with discontinued operations and closed facilities, (ii) the amount of any asset retirement obligations, (iii) the amount of any employee retention awards, special bonus, retention payment, transaction bonus, change in control bonus or similar payments that vest or become payable or are to be paid on or prior to before March 31, 2021 (including those set forth on Schedule 1.1(173)); and (iv) all Liabilities in respect of any health and welfare claims described in Section 1.11(a) of the Employee Matters Agreement incurred with respect to Spinco Employees or Former Spinco Business Employees prior to the Spinco Distribution Date, including any estimated reserves accrued in respect of incurred but not reported claims; (c) the amount of any annual cash incentive compensation in excess of $25 million in respect of any Spinco Employees or Former Spinco Business Employees (as defined in the Employee Matters Agreement) in respect of fiscal year 2020 and that would be a Liability of any member of the Spinco Group; (d) any amount in respect of unpaid Severance payable upon or arising out of or relating to the transactions contemplated by this Agreement, the Merger Agreement and the Employee Matters Agreement and that would be a Liability of any member of the Spinco Group, other than (i) with respect to Non-Consenting Employees and (ii) any Spinco Post-Closing Employee Payments; (e) with respect to Non-Consenting Employees, (i) 50% of the first $10 million of any unpaid Severance payable upon or arising out of or relating to the transactions contemplated by this Agreement and the Merger Agreement or the Employee Matters Agreement, and (ii) 100% of any such amount in excess thereof, in each case, to the extent they are a Liability of a member of the Spinco Group; (f) to the extent accrued on the audited consolidated balance sheet of Spinco as of December 31, 2019 and delivered in accordance with Section 8.22 of the Merger Agreement, (i) the amount of any Environmental Liabilities in excess of $100,000 and (ii) the amount of any litigation accrual in excess of $1,100,000; and (g) all Liabilities under Credit Support Instruments, to the extent drawn; provided that, notwithstanding any of the foreoing to the contrary, “Spinco Indebtedness” shall at all times exclude the Spinco Debt Financing and any costs, fees and expenses in connection therewith (including the Commitment Fees).

(234) “Spinco Indemnitees” shall mean each member of the Spinco Group and each of their Affiliates from and after the Spinco Distribution (including, for the avoidance of doubt, RMT Partner and each of its Affiliates) and each member of the Spinco Group’s and their respective current, former and future Affiliates’ respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

(235) “Spinco Intellectual Property” shall mean the Intellectual Property Related to the Spinco Business, including the Patents set forth on Schedule 1.1(235)(a), the Trademarks set forth on Schedule 1.1(235)(b), the domain names set forth on Schedule 1.1(235)(c) and the Copyrights set forth on Schedule 1.1(235)(d).

(236) “Spinco IT Assets” shall mean the IT Assets Related to the Spinco Business, including the IT Assets set forth on Schedule 1.1(236), but in each case excluding the Specified Remainco IT Assets.

(237) “Spinco Liabilities” shall mean any and all Liabilities (except for Liabilities related to Taxes which are governed exclusively by the Tax Matters Agreement) of Remainco and its Subsidiaries (including the Spinco Group), in the following categories, in each case, regardless of (i) when or where such Liabilities arose or arise (whether arising prior to, at or after the Spinco Distribution), (ii) where or against whom such Liabilities are asserted or determined, (iii) regardless of whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Law, Fraud or misrepresentation by any member of the Remainco Group or Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates and (iv) which entity is named in any Action associated with any Liability:

(a) any and all Liabilities that are expressly assumed by or allocated to Spinco or any other member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement, including the Spinco Employee Liabilities and any and all obligations and Liabilities of any member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement;

(b) the Liabilities set forth on Schedule 1.1(237)(b);

(c) any and all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from (A) the Distribution Disclosure Documents and Financing Disclosure Documents and (B) from the Spinco Financing Arrangements;

(d) One hundred percent (100%) of any and all Spinco Designated Transaction Expenses;

(e) any and all Liabilities for the Spinco Indebtedness and the Spinco Debt Financing;

(f) any and all checks issued but not drawn to the extent related to the Spinco Business or any Spinco Liabilities (including any such amounts taken into account in the determination of the Excess Spinco Cash Amount) (the “Spinco Checks”);

(g) any and all obligations with respect to any and all credits, prepaid expenses, rebates, deferred charges and prepaid items of any Person other than the Remainco Group or Spinco Group (including any deferred revenue), in each case to the extent related to, resulting from or arising out of the Spinco Business (the “Spinco Prepaid Obligations”);

(h) all accounts payable (other than intercompany payables) to the extent related to the Spinco Business or any Spinco Liability (or otherwise taken into account in the determination of the Final Net Working Capital Adjustment) (the “Spinco Payables”);

(i) any and all Spinco Related Legacy Liabilities, including those set forth on Schedule 1.1(237)(i); provided that any such Spinco Related Legacy Liabilities that constitute Environmental Liabilities shall be subject to Section 7.10 to the extent applicable;

(j) subject to Section 2.4 and Section 2.8, any and all Liabilities to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Spinco Group at any time after the Spinco Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business);

(k) any and all Liabilities Related to the Spinco Business, including in the following categories and including those set forth on Schedule 1.1(237)(k):

(i) Liabilities related to, arising out of or resulting from death, personal injury, advertising injury, other injury to Persons or property damage relating to past, current or future use of or exposure to any of the products (or any part or component) designed, manufactured, serviced or sold, or services performed, by, or on behalf of, the Spinco Business, including any such Liabilities for negligence, strict liability, design or manufacturing defect, failure to warn, or breach of express or implied warranties of merchantability or fitness for any purpose or use;

(ii) Liabilities related to, arising out of or resulting from any Action Related to the Spinco Business, including such Actions listed on Schedule 1.1(237)(k)(ii);

(iii) Liabilities related to, arising out of or resulting from warranty, product liability obligations or claims or similar obligations entered into, created or incurred by, or otherwise Related to, the Spinco Business, including those set forth on Schedule 1.1(237)(k)(iii);

(iv) Liabilities related to, arising out of or resulting from any past, current or future tort, breach of Contract or violation of, or non-compliance with, any Law or any approval, consent, franchise, license, permit, registration, authorization or certificate or other right issued or granted by any Governmental Entity (other than any Environmental Liability), in each case Related to the Spinco Business, including those set forth on Schedule 1.1(237)(k)(iv);

(v) Liabilities related to, arising out of or resulting from any return, rebate, discount, credit, customer program, or similar matters related to products or services of the Spinco Business;

(vi) Liabilities related to, arising out of or resulting from any of the Spinco Contracts;

(vii) Environmental Liabilities Related to the Spinco Business, including those set forth on Schedule 1.1(237)(k)(vii); provided that any such Environmental Liability shall be subject to Section 7.10 to the extent applicable; and

(viii) Liabilities related to, arising out of or resulting from any Indebtedness Related to the Spinco Business (other than Spinco Indebtedness);

provided, that, notwithstanding anything to the contrary herein, the Spinco Liabilities shall not include any Specified Remainco Liabilities (it being understood and agreed that all Specified Remainco Liabilities shall be Remainco Liabilities).

(238) “Spinco Personal Data” shall mean Personal Data Processed by or on behalf of the Spinco Group that is Processed in or by, or otherwise related to, any Spinco Business.

(239) “Spinco Post-Closing Employee Payments” shall mean any “double-trigger” Severance (as defined in the Employee Matters Agreement) or similar payments occurring after the Closing, the portion of any employee retention awards, special bonus, retention payment, transaction bonus, change in control bonus or similar payments paid or payable after March 31, 2021 and the employer-paid portion of any payroll, insurance, social security and other similar Taxes relating to such payments.

(240) “Spinco Regulatory Data” shall mean the Regulatory Data Related to the Spinco Business, including the Regulatory Data set forth on Schedule 1.1(239).

(241) “Spinco Related Legacy Liabilities” shall mean any and all Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities that would constitute “Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities” if “Spinco Business” (as defined in this Agreement) was substituted for each instance of “Specialty Products Business” in the definition thereof.

(242) “Spinco Shared Contract” means any Shared Contract that is Related to the Spinco Business.

(243) “Spinco Special Cash Payment” shall mean a cash payment in an amount equal to the sum of (a) the Base Cash Dividend Amount, plus (b) the Estimated Net Working Capital Adjustment (which may be positive or negative), minus (c) Estimated Spinco Indebtedness (if any), plus (d) the Estimated Spinco Expense Reimbursement minus (e) if applicable, the French Consideration.

(244) “Spinco Specified DWDP Separation Related Agreements” shall mean the DWDP Separation Related Agreements set forth on Schedule 1.1(244).

(245) “Spinco Vested DWDP Rights” shall mean any and all rights of any member of the Spinco Group as a third party beneficiary under the DWDP Separation Related Agreements, including pursuant to its status as a “SpecCo Indemnitee” under the DWDP SDA, DWDP EMA, DWDP TMA and Corteva Letter Agreement.

(246) “Stray Legacy Liabilities” shall mean any and all SpecCo Group Excess DuPont Discontinued and/or Divested Operations and Business Liabilities, SpecCo Group Specified DuPont Discontinued and/or Divested Operations and Business Liabilities, and (other than Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities) Shared Historical DuPont Liabilities.

(247) “Subsidiary” shall mean with respect to any Person (i) a corporation, fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person and (ii) any other partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity or economic interest thereof or has the power to elect or direct the election of fifty percent (50%) or more of the members of the governing body of such entity or otherwise has control over such entity (e.g., as the managing partner of a partnership).

(248) “Supply Agreement” shall mean the Supply Agreement, to be entered at or prior to the Spinco Distribution, by and between Remainco or a member of the Remainco Group, on the one hand, and Spinco or a member of the Spinco Group, on the other hand, which will provide for the supply of certain products from one party and its Affiliates to the other party and its Affiliates, to ensure the continuation of supply of such products to such party after the Closing. The detail regarding the products to be supplied under each Supply Agreement will be described in contract supplements, appended to the applicable Supply Agreement.

(249) “Tax” or “Taxes” shall have the meaning set forth in the Tax Matters Agreement.

(250) “Tax Benefit” shall have the meaning set forth in the Tax Matters Agreement.

(251) “Tax Contest” shall have the meaning set forth in the Tax Matters Agreement.

(252) “Tax Matters Agreement” shall mean the Tax Matters Agreement in the form attached hereto, to be entered into by and among Remainco, Spinco and RMT Partner on or prior to the Spinco Distribution Date.

(253) “Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

(254) “Taxing Authority” shall have the meaning set forth in the Tax Matters Agreement.

(255) “Third Party” means any Person other than (i) the members of the Remainco Group and the Spinco Group and (ii) RMT Partner.

(256) “Third Party Claim” shall have the meaning set forth in Section 7.4(a).

(257) “Third Party Proceeds” shall have the meaning set forth in Section 7.8(a).

(258) “TMODS License Agreement” shall mean the DuPont TMODS Dynamic Process Simulation Software Agreement License and Services, to be entered into at or prior to the Spinco Distribution, by and between one or more members of the Remainco Group and one or more members of the Spinco Group, which shall provide for (i) a license for Spinco and its Affiliates to use the TMODS software (but not including source code) and (ii) certain support services from Remainco, for use in Spinco’s and its Affiliates’ facilities that utilize the TMODS software as of the Spinco Distribution for a period, license and support service fee, and other terms and conditions, each to be mutually agreed between the parties thereto.

(259) “Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

(260) “Transaction Agreements” shall mean the Merger Agreement, this Agreement and the Ancillary Agreements.

(261) “Transfer” shall have the meaning set forth in Section 2.1(a)(i) and the term “Transferred” shall have its correlative meaning.

(262) “Transfer Agent” shall mean the Person set forth on Schedule 1.1(262).

(263) “Transferred Real Property” shall have the meaning set forth in Section 2.1(g).

(264) “Transferring French Entities” shall mean DSP S.A.S whose registered offices are located 23 avenue Jules Rimet 93210 Saint Denis, and is registered under the number 821 916 400, and Performance Speciality Products France S.A.S whose registered offices are located at 22 rue Brunel, 75017 Paris, and is registered under the number 823 003 769.

(265) “Transition Services Agreement” shall mean the Transition Services Agreements, to be entered into at or prior to the Spinco Distribution, by and between Remainco or a member of the Remainco Group, on the one hand, and Spinco or a member of the Spinco Group, on the other hand, which will provide for transitional services to be provided by one party to the other party in order to facilitate the transition of the Spinco Business from Remainco, for a specified period after the Closing. The services to be provided under each Transition Services Agreement will be described in service level agreements, appended to the applicable Transition Services Agreement.

(266) “Trademark Cross-License Agreement” shall mean the Trademark Cross-License Agreement, to be entered into at or prior to the Spinco Distribution, by and between one or more members of the Remainco Group, as licensor, and one or more members of the Spinco Group, as licensee, which shall provide for (i) a license to Spinco and its Affiliates to use Remainco house marks in corporate and trade names of Spinco entities that have such names as of the Spinco Distribution (including in connection with product registrations, licenses and permits issued by a Governmental Entity), for a period of up to three years (which can be extended for an additional one year) following the Spinco Distribution, but Spinco will change such names as soon as commercially reasonably practicable following the Spinco Distribution, (ii) a license to Spinco of other Trademarks included in the Remainco Assets but used in the Spinco Business as of the Spinco Distribution, for a period of up to three years (which can be extended for an additional one year) following the Spinco Distribution, (iii) a license to Remainco of Trademarks included in the Spinco Assets but used in the Remainco Business as of the Spinco Distribution, for a period of up to three years (which can be extended for an additional one year) following the Spinco Distribution and (iv) certain other terms and conditions which may be mutually agreed between the parties thereto.

(267) “Trapped Cash” shall mean, with respect to any member of the Spinco Group, (a) the Foreign Cash held by such member of the Spinco Group as of immediately prior to the Spinco Distribution minus (b) the amount of operating cash of such member of the Spinco Group as determined in accordance with Section 2.5(f).

(268) “Trapped Cash Amount” shall mean the aggregate amount of Trapped Cash at all members of the Spinco Group as of immediately prior to the Spinco Distribution.

(269) “True Trapped Cash Amount” shall mean the Trapped Cash Amount less any amounts that are distributable to Spinco under the Repatriation Plan.

(270) “Umbrella Secrecy Agreement” shall mean the Umbrella Secrecy Agreement, to be entered into at or prior to the Spinco Distribution, by and among Remainco, Spinco and the other signatories thereto, which shall provide for Remainco and Spinco to maintain as confidential and not use (other than as expressly permitted under this Agreement, the Merger Agreement or an Ancillary Agreement) the confidential information, know-how or standards of the other party that each such party uses, receives or accesses under this Agreement, the Merger Agreement or an Ancillary Agreement covered thereby, including whether such use, access or receipt is by license, access to facilities or systems or otherwise.

(271) “Unaffiliated Accounting Firm” shall have the meaning set forth in Section 2.5(c).

(272) “Upper Working Capital Target” shall mean the amount set forth on Schedule 1.1(272).

(273) “USA-Subject Ancillary Agreements” shall mean those Ancillary Agreements referred to in the Umbrella Secrecy Agreement.

Section 1.2 References; Interpretation. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, clause, Exhibit and Schedule are references to the Articles, Sections, paragraphs, clauses, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) the parties hereto have each participated in the negotiation and drafting of this Agreement, except as otherwise stated herein, if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement; (i) a reference to any Person includes such Person’s successors and permitted assigns; (j) any reference to “days” means calendar days unless Business Days are expressly specified; (k) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (l) any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated; (m) the use of the phrases “the date of this Agreement”, “the date hereof”, “of even date herewith” and terms of similar import shall be deemed to refer to the date set forth in the Preamble to this Agreement; (n) the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase; (o) where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; (p) any consent given by any party hereto pursuant to this Agreement shall be valid only if contained in a written instrument signed by such Party (or RMT Partner, as applicable); and (q) any reference to a “month” shall mean a calendar month. Unless the context requires otherwise, references in this Agreement to “Spinco” shall also be deemed to refer to the applicable member of the Spinco Group, references to “Remainco” shall also be deemed to refer to the applicable member of the Remainco Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Spinco or Remainco shall be deemed to require Spinco or Remainco, as the case may be, to cause the applicable members of the Spinco Group or the Remainco Group, respectively, to take, or refrain from taking, any such action.

Section 1.3 Conflict of Definitions. In the event of any inconsistency or conflict that may arise in the application or interpretation of the definitions of “Spinco Assets” and “Remainco Assets” or the definitions of “Spinco Liabilities” and “Remainco Liabilities” the explicit inclusion of an item on any Schedule referred to in either definition shall take priority over any textual provision of either definition that would otherwise operate to include or exclude such Asset or Liability, as applicable, from the applicable definition.

Section 1.4 Suspension.

(a) This Agreement shall be effective as of immediately prior to the Spinco Distribution.

(b) Notwithstanding anything to the contrary in this Agreement, solely as between any of the Parties that are Affiliates, the provisions of, and the obligations under, this Agreement shall be suspended as between such Parties until the time of the Spinco Distribution, other than for Sections 2.1, 2.2, 2.3, Section 2.4, 2.5, 2.13, 2.14 and 2.15, Article III, Article IV, Section 5.5 and Article XI which shall be in effect from and after the date hereof.

ARTICLE II

THE SEPARATION

Section 2.1 Transfer of Assets and Assumption of Liabilities.

(a) Subject to the terms of this Agreement (including Section 2.8 (Transfers Not Effected On or Prior to the Spinco Distribution; Transfers Deemed Effective as of the Spinco Distribution) and Section 2.4(a) (Treatment of Shared Contracts)) and effective prior to the Spinco Distribution, in accordance with the Separation Plan:

(i) Transfer and Assignment of Spinco Assets. Remainco will assign, transfer, convey and deliver (“Transfer”) (or will cause each of its applicable Subsidiaries to Transfer) to Spinco or the applicable member(s) of the Spinco Group (which shall accept) all of Remainco’s and its applicable Subsidiaries’ respective right, title and interest in and to all Spinco Assets (it being understood and agreed that any Spinco Assets already held by a member of the Spinco Group shall not require any separate Transfer and will continue to be held by such member of the Spinco Group); and

(ii) Acceptance and Assumption of Spinco Liabilities. In exchange for such Contribution (without giving effect to the Assumption of the Spinco Liabilities included in the definition of “Contribution”), (A) Spinco and/or one or more of its Subsidiaries shall accept, assume, agree to pay, discharge, fulfill, and, to the extent applicable, comply with and defend on a timely basis (“Assume”), all of the Spinco Liabilities of the members of the Remainco Group in accordance with their respective terms (and shall be responsible for all Spinco Liabilities), regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Spinco Distribution, (3) when, where or against whom such Liabilities are asserted or determined or the Person that incurred or holds the Spinco Liability (provided, however, that nothing contained herein shall preclude or inhibit Spinco from asserting against Persons who do not constitute Remainco Indemnitees any defenses available to the Person that incurred or holds such Spinco Liability), (4) whether asserted or determined on, prior to or subsequent to the Spinco Distribution, or (5) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates, (B) Spinco shall issue to Remainco additional shares of Spinco Common Stock such that the number of shares of Spinco Common Stock then outstanding shall be equal to the number of shares of Spinco Common Stock necessary to effect the Spinco Distribution and (C) Spinco shall make a cash distribution to Remainco in the amount of the Spinco Special Cash Payment by wire payment of immediately available funds.

(iii) Transfer and Assignment of Remainco Assets. Remainco will cause the applicable members of the Spinco Group to Transfer to the applicable member(s) of the Remainco Group (which shall accept) all of such members of the Spinco Group’s right, title and interest in and to all Remainco Assets; and

(iv) Acceptance and Assumption of Remainco Liabilities. Remainco and/or one or more of its Subsidiaries designated by Remainco (other than any member of the Spinco Group) shall Assume all of the Remainco Liabilities of members of the Spinco Group (and shall be responsible for all Remainco Liabilities), regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Spinco Distribution, (3) when, where or against whom such Liabilities are asserted or determined or the Person that incurred or holds the Remainco Liability (provided, however, that nothing contained herein shall preclude or inhibit Remainco from asserting against Persons who do not constitute Spinco Indemnitees any defenses available to the Person that incurred or holds such Remainco Liability), (4) whether asserted or determined on, prior to or subsequent to the Spinco Distribution, or (5) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b) The Parties acknowledge and agree that, except for such rights as are otherwise expressly provided in this Agreement or any Ancillary Agreements, none of Spinco, or any member of the Spinco Group shall acquire or be permitted to retain any direct or indirect right, title or interest in any Remainco Assets through the Transfer of all of the authorized and outstanding equity interests in the members of the Spinco Group and that if any of the members of the Spinco Group owns, leases or has the right to use any such Remainco Assets, all such rights, title and interests in such Remainco Assets shall be Transferred to Remainco at or prior to the Spinco Distribution pursuant to this Section 2.1 or, following the Spinco Distribution, as contemplated by Section 2.4, 2.8 or 2.11, as applicable.

(c) Each of Spinco and Remainco hereby waives, on behalf of itself and each of the members of its Group, compliance by each member of the other Party’s respective Group with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Assets to any member of the Spinco Group or the Remainco Group, as applicable.

(d) Remainco shall keep RMT Partner reasonably informed, on a regular basis, about the progress of implementing the Separation Plan. Remainco shall have the right, after consulting in good faith with RMT Partner and after reasonably considering the views of RMT Partner (which RMT Partner shall promptly provide in good faith), to amend or modify the Separation Plan prior to the Spinco Distribution Date; provided, that no change which adversely affects Spinco in a material manner may be made to the Separation Plan prior to termination of the Merger Agreement unless (i) RMT Partner provides prior written consent (not to be unreasonably withheld, conditioned or delayed), (ii) the adverse effect is related to increased Taxes indemnified by Remainco pursuant to the Tax Matters Agreement, or (iii) the adverse effect is related to increased Taxes, not otherwise indemnified by Remainco pursuant to the Tax Matters Agreement, and Remainco indemnifies any such Taxes payable such that Spinco is not adversely affected in a material manner. If RMT Partner does not respond to a request for consent under this Section 2.1(d) within fourteen (14) Business Days of RMT Partner’s receipt thereof, such consent shall be deemed provided hereunder. Remainco shall promptly provide to RMT Partner a true and accurate copy of any amendment, modification or supplement to the Separation Plan. Notwithstanding anything to the contrary in this Section 2.1(d), to the extent that the Separation Plan indicates that a particular step, transaction or action may or may not be undertaken “in the discretion of” Remainco, “to be determined” by Remainco, “at the option of” Remainco, or similar formulation, the Separation Plan shall be modified to reflect the action actually taken or not taken, as determined by Remainco, in Remainco’s reasonable discretion. Without limiting any other provision hereof, each of Remainco and Spinco will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions expressly contemplated by the Separation Plan (whether prior to, at or after the time of the Spinco Distribution).

(e) In furtherance of the Transfer of Spinco Assets and the Assumption of Spinco Liabilities provided for in Section 2.1(a)(i) and Section 2.1(a)(ii), on or prior to the Spinco Distribution Date (and thereafter at any time upon the request of Spinco in accordance with Section 2.9): (i) Remainco shall prepare, execute, deliver and record (as applicable), and shall cause the applicable members of its Group to prepare, execute, deliver and record (as applicable), such Conveyancing and Assumption Instruments as and to the extent reasonably necessary or appropriate to evidence the Transfer of all of Remainco’s and the members of the Remainco Group’s right, title and interest in and to the Spinco Assets to the applicable members of the Spinco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Remainco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)), including an agreement not to bring any claims against each other under or relating to such Conveyancing and Assumption Instruments other than pursuant to this Agreement or an Ancillary Agreement and (ii) Spinco shall prepare, execute, deliver and record (as applicable) such Conveyancing and Assumption Instruments (in each case in a form that is consistent with the terms and conditions of this Agreement, required by applicable Law to record or register transfer of title in each applicable jurisdiction, or otherwise customary in the jurisdiction in which the relevant Liabilities are located and reasonably acceptable to the Parties and RMT Partner) as and to the extent reasonably necessary to evidence the valid and effective assumption of the Spinco Liabilities by the applicable members of the Spinco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Spinco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)). Notwithstanding anything herein to the contrary, no quitclaim deed shall be used as a Conveyancing and Assumption Instrument.

(f) In furtherance of the Transfer of Remainco Assets and the Assumption of Remainco Liabilities provided for in Section 2.1(a)(iii) and Section 2.1(a)(iv), prior to or on the Spinco Distribution Date: (i) Spinco shall execute and deliver, and shall cause any applicable members of the Spinco Group to prepare, execute, deliver and record (as applicable), such Conveyancing and Assumption Instruments as and to the extent reasonably necessary or appropriate to evidence the Transfer of all of Spinco’s and the members of its Group’s right, title and interest in and to the Remainco Assets to the applicable members of the Remainco Group (other than Spinco and the Spinco Group) (it being agreed and understood that no such Conveyancing and Assumption Instrument shall require Spinco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)), including an agreement not to bring any claims against each other under or relating to such Conveyancing and Assumption Instruments other than pursuant to this Agreement or an Ancillary Agreement and (ii) Remainco shall prepare, execute, deliver and record (as applicable) such Conveyancing and Assumption Instruments (in each case in a form that is consistent with the terms and conditions of this Agreement, required by applicable Law to record or register transfer of title in each applicable jurisdiction, and otherwise customary in the jurisdiction in which the relevant Liabilities are located and reasonably acceptable to the Parties and RMT Partner) as and to the extent reasonably necessary to evidence the valid and effective assumption of the Remainco Liabilities by the applicable members of the Remainco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Remainco or any of its Affiliates to make any representations or warranties express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)). Notwithstanding anything herein to the contrary, no quitclaim deed shall be used as a Conveyancing and Assumption Instrument.

(g) With respect to the transfer, directly or indirectly, in connection with the transactions contemplated hereby, of real property (the “Transferred Real Property”), the restrictions set forth on Exhibit A attached hereto (the “Real Property Restrictions”) shall apply unless Remainco determines that compliance with one or more of the Real Property Restrictions is not necessary based on the facts and circumstances existing at the time thereof. In furtherance of the foregoing, prior to the Spinco Distribution, Remainco shall be permitted to cause the transferor of any Transferred Real Property to exclude or modify to be less stringent any or all of the Real Property Restrictions from the respective Conveyancing and Assumption Instrument. With respect to any Transferred Real Property that constitutes a Spinco Asset, Spinco may (or RMT Partner may, on Spinco’s behalf) request that the transferor of such Transferred Real Property remove one or more Real Property Restrictions in the event that facts and circumstances reasonably warrant such removal, and, provided that Remainco consents in writing to such removal (such consent not to be unreasonably withheld, conditioned or delayed), the transferor shall, at the expense of the requesting Party (or applicable member of its Group) (or in the case of a request by RMT Partner, at RMT Partner’s expense), reasonably cooperate to remove such Real Property Restrictions. Unless and until the Real Property Restrictions have been removed, each Party shall, and shall cause the other members of its Group and its and their respective transferees to, comply with the Real Property Restrictions.

(h) From the date hereof until the date that is thirty (30) days prior to the anticipated date of the Spinco Distribution, RMT Partner may identify in writing to Remainco any Asset it reasonably believes is necessary to conduct, in all material respects, the Spinco Business immediately after the Spinco Distribution in substantially the same manner as conducted on the date hereof and that it reasonably believes is not presently a Spinco Asset or otherwise reasonably addressed (or anticipated to be addresed) by an Ancillary Agreement (a “Necessary Asset Request”). To the extent such Asset (i) is not already a Spinco Asset, (ii) is not Remainco Owned Real Property or Remainco Leased Real Property, (iii) is not related to a service excluded in Section 6.28 of the Spinco Disclosure Schedule, (iv) is not reasonably addressed by an Ancillary Agreement and (v) is necessary (taking into account the services contemplated to be available under the Transition Services Agreement and RMT Partner’s existing infrastructure (taking into account the needs of RMT Partner following Closing and the sufficiency of such existing infrastructure)) to conduct, in all material respects, the Spinco Business immediately after the Spinco Distribution in substantially the same manner as conducted on the date hereof (such Asset a “Supplemental Spinco Asset”) Remainco shall provide an accommodation with respect to such Asset so as to allow Spinco to conduct, in all material respects, the Spinco Business immediately after the Spinco Distribution in substantially the same manner as conducted on the date hereof. The form, nature and extent of such accommodation shall be determined by Remainco, acting reasonably, in consultation with RMT Partner, and may (but is not required to) include, among other things, a Transfer of the applicable Asset or the establishment of a license or similar alternative arrangement; provided, that at all times, at a minimum, such accommodation shall allow Spinco to conduct, in all material respects, the Spinco Business immediately after the Spinco Distribution in substantially the same manner as conducted on the date hereof. To the extent any accommodation requires the services of a Third Party, Remainco will use commercially reasonable efforts to procure such services at substantially the same cost as currently provided to Spinco or Remainco. To the extent such accommodation is not in the form of a Transfer of Assets, Remainco and RMT Partner shall negotiate the terms of such license or alternative arrangement in good faith and on terms consistent (including cost) with the basis on which similar services are currently provided from Remainco to Spinco or in other comparable transactions. If Remainco undertakes to Transfer the Assets to Spinco, such Assets shall be deemed Spinco Assets for all purposes of this Agreement and any and all Liabilities, to the extent related to such Asset, shall be deemed Spinco Liabilities for all purposes of this Agreement.

(i) Following the receipt of any Necessary Asset Request, Remainco will respond in writing within thirty (30) days to such Necessary Asset Request indicating either (i) its plans with respect to an appropriate accommodation or (ii) that the Asset identified in such Necessary Asset Request is not a Supplemental Spinco Asset (a “Necessary Asset Response”). Following the receipt of a Necessary Asset Response, Remainco and RMT Partner shall, in the case of clause (i) either (A) cooperate in good faith to procure the Transfer of such Asset or (B) negotiate in good faith for a period of thirty (30) days (which may, for the avoidance of doubt, be following the Spinco Distribution) with respect to the terms of such accommodation in accordance with the foregoing or, in the case of clause (ii), to the extent RMT Partner disputes Remainco’s determination, negotiate in good faith for a period of thirty (30) days to resolve such dispute (such period, or such period set forth in clause (B) a “Supplemental Asset Negotiating Period”). If Remainco and RMT Partner are unable to reach agreement by the conclusion of the Supplemental Asset Negotiating Period, either Remainco or RMT Partner may initiate arbitration pursuant to Section 9.1(c) of this Agreement and such dispute will be resolved in accordance therewith. For the avoidance of doubt, no General Negotiating Period shall be required in connection with any such arbitration.

Section 2.2 Separation Committee. To the extent permitted by applicable Law, as promptly as reasonably practicable after the date hereof Remainco and RMT Partner shall form a separation committee (the “Separation Committee”) comprised of three (3) members appointed by Remainco and three (3) members appointed by RMT Partner, which Separation Committee shall discuss and monitor the implementation of the transactions set forth in the Separation Plan. The members of the Separation Committee appointed by Remainco shall ensure that the members of the Separation Committee appointed by RMT Partner are kept reasonably informed with respect to the implementation of the Separation Plan and with the overall progress of the Separation, and Remainco shall consult in good faith with RMT Partner regarding any timely and reasonable input from the members of the Separation Committee appointed by RMT Partner with respect thereto. Following the appointment of the members after the date hereof, and until the Spinco Distribution, the Separation Committee will meet at least once per month on a date mutually acceptable to the members, and the Separation Committee may have additional meetings from time to time if the members so elect. All such meetings will be held telephonically unless otherwise agreed between the members. For the avoidance of doubt, the Separation Committee will neither control, direct nor interfere with the Separation, Distribution or day to day management or operations of the Spinco Business. The Separation Committee shall put in place all such processes as may be required to ensure that no information is exchanged that would be prohibited by applicable Law.

Section 2.3 Conditions to the Internal Reorganization. The obligations of Remainco pursuant to this Agreement to effect the Internal Reorganization are subject to the fulfillment (or waiver by Remainco) at or prior to the Spinco Distribution of the following conditions:

(a) each of the parties to the Merger Agreement has irrevocably confirmed to each other that each condition in Article IX of the Merger Agreement to such party’s respective obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Spinco Distribution, or (iii) subject to applicable Laws, is or has been waived by such party, as the case may be; and

(b) Remainco and Spinco shall have received any necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act in connection with the Distribution and such permits and authorizations shall be in effect.

Section 2.4 Shared Contracts; Consents.

(a) Treatment of Shared Contracts. Without limiting the generality of the obligations set forth in Section 2.1:

(i) Unless the benefits of a Shared Contract are conveyed to a Party (or member of its Group) pursuant to an Ancillary Agreement, (A) each of Remainco and Spinco shall, and shall cause the applicable member(s) of their Group to, use commercially reasonable efforts to assign in part any Contract that is a Shared Contract to the applicable member(s) of the applicable Group, if so assignable, or, appropriately amend, bifurcate, replicate or otherwise modify such Shared Contract (in a form reasonably acceptable to Remainco and Spinco) prior to, at or after the Spinco Distribution, so that Remainco and Spinco or the members of their respective Groups shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses (each, a “Partial Assignment”); provided, however, that (x) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract (including any Policy) which is not assignable (or cannot be amended or otherwise modified) by its terms (including any terms imposing Consents or conditions on an assignment where such Consents or conditions have not been obtained or fulfilled) or under applicable Law or any Shared Contract that is a Non-Material Shared Contract, (y) if in connection with the assignment, bifurcation, replication or other modification of a Shared Contract with annual spend by the Spinco Business in excess of ten million dollars ($10,000,000) either (1) the approval of a Third Party (other than by a Governmental Entity) is required to assign or amend such Shared Contract, or (2) such Shared Contract is being replicated and in the case of either (1) or (2) the costs of such Shared Contract attributable to the Spinco Business would increase in a material amount relative to the Spinco Business’ spend under such Shared Contract in the twelve (12) months prior to the date hereof, such assignment, amendment, bifurcation, or other modification or replication of such Shared Contract shall not proceed without the prior written consent of RMT Partner; provided, that to the extent the Shared Contract is specifically addressed in a report delivered in connection with a meeting of the Separation Committee (which report describes the annual spend under such Shared Contract) then notice with respect to the treatment of to such Shared Contract described in such report shall be deemed provided and RMT Partner shall be deemed to have provided its consent with respect thereto to the extent any of its members attended the meeting of the Separation Committee and did not object in writing to such assignment, amendment, or other modification or replication within ten (10) Business Days of such meeting and (z) if any Shared Contract cannot be so partially assigned by its terms or otherwise, cannot be amended or otherwise modified or if such assignment or amendment or modification would impair the benefit the parties thereto derive from such Shared Contract or if such Shared Contract constitutes a Non-Material Shared Contract, (A) the Parties shall, and shall cause each of their respective Subsidiaries to, use commercially reasonable efforts to take such other reasonable and permissible actions to cause a member of the Spinco Group or the Remainco Group as the case may be, to, in each case, (I) receive the benefit of that portion of each Shared Contract that relates to the Remainco Business or the Spinco Business, as the case may be (in each case, to the extent so related) as if such Shared Contract had been assigned to (or amended or otherwise modified for the benefit of) a member of the applicable Group pursuant to this Section 2.4(a) (including, enforcing on the applicable Group’s behalf any and all of such Group’s rights against such Third Party under such Shared Contract solely to the extent related to the applicable Group’s respective Business (or applicable portion thereof)) and (II) bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement) as if such Liabilities had been Assumed by a member of the applicable Group pursuant to this Section 2.4(a), including expenses related to enforcing rights under such Shared Contract against the Third Party counterparty thereto solely to the extent related to the applicable Group’s respective Business (or applicable portion thereof); and indemnifying each other Group against all Indemnifiable Losses to the extent arising out of any actions (or omissions to act) taken by such other Group with respect to such Shared Contract at the direction of such first Party (except to the extent arising out of or related to gross negligence, fraud or willful misconduct by such other Group) (for the avoidance of doubt, in the event that any rights in connection with a Force Majeure Event or similar event are exercised under a Shared Contract, the benefits and burdens with respect to such Shared Contract (as modified by such Force Majeure Event or similar event) shall, if reasonably practicable, be shared proportionally or, if not reasonably practicable, in such other manner as would be most equitable, among the Groups related to such Contract (or in any other manner as may be agreed in good faith by the relevant Parties whose Group is related to such contract), in each case, to the extent so related to the Remainco Business or the Spinco Business) and (B) to the extent that the Parties cannot effect a Partial Assignment in accordance with this Section 2.4(a), or cannot implement the arrangements set forth in clause (A), within 180 days of the Spinco Distribution Date, the Parties shall use commercially reasonable efforts to, if requested by any Party, seek mutually acceptable alternative arrangements (including subcontracting, sublicensing, subleasing or back-to-back agreement) for the purpose of allocating rights and liabilities and obligations to each Group under such Shared Contract reflecting the principles set forth in clause (A) of this provision (an “Acceptable Alternative Arrangement”).

(ii) Each Party shall, and shall cause the other members of its Group to, use its commercially reasonable efforts to obtain the required Consents to complete a Partial Assignment of any Shared Contract (other than any Non-Material Shared Contract) as contemplated by this Agreement. Notwithstanding anything herein to the contrary, no Partial Assignment of any Shared Contract or Acceptable Alternative Arrangement shall be completed if it would violate any applicable Law or the rights of any Third Party to such Shared Contract.

(iii) To the extent permitted by applicable Law, each of Spinco and Remainco shall, and shall cause the members of its respective Group to, (A) treat for all Tax purposes the portion of each Shared Contract inuring to its respective Businesses as Assets owned by, and/or Liabilities of, as applicable, such Party or the members of such Party’s Group, as applicable, not later than the Spinco Distribution and (B) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Tax Law or good faith resolution of a Tax Contest relating to income Taxes).

(iv) With respect to Liabilities pursuant to, under or relating to a Shared Contract to the extent relating to occurrences from and after the Spinco Distribution, such Liabilities shall, unless otherwise allocated pursuant to this Agreement or any Ancillary Agreement, be allocated among Spinco and Remainco as follows:

(1) If such Liability is incurred exclusively in respect of the Remainco Business or exclusively in respect of the Spinco Business, such Liability shall be allocated to Remainco or the applicable member of its Group (in respect of the Remainco Business) or Spinco or the applicable member of its Group (in respect of the Spinco Business);

(2) If such Liability cannot be so allocated under clause (1) above, such Liability shall be allocated to Spinco or Remainco, as the case may be, based on the relative proportions of total benefit received (over the term of the Shared Contract remaining as of the date of the Spinco Distribution) by the Spinco Business and Remainco Business, respectively, under the relevant Shared Contract after the Spinco Distribution Date; and

(3) Notwithstanding the foregoing in clauses (1) and (2) above, each of Spinco or Remainco shall be responsible for any and all such Liabilities to the extent arising from its (or its Subsidiary’s) breach after the Spinco Distribution of the relevant Shared Contract.

(v) None of Spinco or Remainco or any of the members of their respective Group or their Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party to (x) obtain any new Contract or Partial Assignment with respect to any Shared Contract, as the case may be or (y) obtain any Consent necessary to enter into an Acceptable Alternative Arrangement; provided, however, any Party to which the benefit of a new Contract, Partial Assignment or Acceptable Alternative Arrangement would inure pursuant to this Section 2.4(a) may request that the Party that is allocated such Shared Contract as a Remainco Asset or Spinco Asset commence litigation, which request shall be considered in good faith by such Party; provided, further, that such Party’s good faith determination not to commence litigation shall not in and of itself constitute a breach of this Section 2.4(a)(v), but the foregoing shall not preclude consideration of a Party’s good faith for purposes of determining compliance with Section 2.4(a)(v).

(vi) From and after the Spinco Distribution, the Party to whose Group a Shared Contract has been allocated shall not (and shall cause the other members of its Group not to), without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) (x) waive any rights under such Shared Contract to the extent related to the Business, Assets or Liabilities of such other Party, (y) terminate (or consent to be terminated by the counterparty) such Shared Contract except in connection with (1) the expiration of such Shared Contract in accordance with its terms (it being understood, for the avoidance of doubt, that sending a notice of non-renewal to the counterparty to such Shared Contract in accordance with the terms of such Shared Contract is expressly permitted) or (2) a partial termination of such Shared Contract that would not reasonably be expected to impact any rights under such Shared Contract related to the Business, Assets or Liabilities of such other Party or Parties or any of its or their respective Subsidiaries, or (z) amend, modify or supplement such Shared Contract in a manner material (relative to the existing rights and obligations related to such other Party’s Business, Assets or Liabilities under such Shared Contract) and adverse to the Business, Assets or Liabilities of such other Party or any of its Subsidiaries. From and after the Spinco Distribution, as applicable, if a member of a Group (the “Notice Recipient”) receives from a counterparty to a Shared Contract a formal notice of breach of such Shared Contract that would reasonably be expected to impact the other Group, the Notice Recipient shall provide written notice to the other Party as soon as reasonably practicable (and in no event later than five (5) Business Days following receipt of such notice) and the Parties shall consult with respect to the actions proposed to be taken regarding the alleged breach. If a Group (the “Notifying Party”) sends to a counterparty to a Shared Contract a formal notice of breach of such Shared Contract that would reasonably be expected to impact another Group, the Notifying Party shall provide written notice to the other Party as soon as reasonably practicable (and in any event no less than five (5) Business Days prior to sending such notice of breach to the counterparty), and the Parties shall consult with each other regarding such alleged breach. From and after the Spinco Distribution, as applicable, no Party shall (and shall cause the other members of its Group not to) breach any Shared Contract to the extent such breach would reasonably be expected to result in a loss of rights, or acceleration of obligations, of any member of the other Party’s Group (or related to its Business, Assets or Liabilities under such Shared Contract) pursuant to (X) such Shared Contract, (Y) any Partial Assignment related to such Shared Contract or (Z) any other Contract with the counterparty to such Shared Contract (or any of its Affiliates) in existence at the time of the Spinco Distribution that contains cross-default or similar provisions related to such Shared Contract.

(b) Consents. Each Party shall, and shall cause each member of its respective Group to, use commercially reasonable efforts to obtain, as promptly as practicable after the date hereof, the required Consents for the Transfer of any Assets, Contracts, licenses, permits and authorizations issued by any Governmental Entity or parts thereof as contemplated by this Agreement. Notwithstanding anything herein to the contrary, no Contract or other Asset shall be transferred if it would violate applicable Law or, in the case of any Contract, the rights of any Third Party to such Contract; provided that Sections 2.4(a) and 2.8, to the extent provided therein, shall apply thereto.

(c) Prior to the Spinco Distribution, Remainco shall keep RMT Partner reasonably informed of the progress with respect to the Separation of Shared Contracts pursuant to this Section 2.4.

Section 2.5 Calculation of and Adjustments to the Spinco Special Cash Payment.

(a) No later than ten (10) Business Days prior to the anticipated Spinco Distribution Date, and following reasonable consultation with RMT Partner, Remainco shall, at its expense, prepare and submit to Spinco and RMT Partner a written statement (the “Estimated Statement”) setting forth, in reasonable detail, Remainco’s good faith estimates of the amounts of (i) Net Working Capital of Spinco as of immediately prior to the Spinco Distribution prepared and calculated in accordance with the Accounting Principles (including the example calculation of Net Working Capital set forth in Schedule 1.1(4)) (“Estimated Net Working Capital”), (ii) Spinco Indebtedness as of immediately prior to the Spinco Distribution (“Estimated Spinco Indebtedness”), (iii) the Spinco Expense Reimbursement (“Estimated Spinco Expense Reimbursement”) and (iv) the Spinco Special Cash Payment (reflecting any deduction of the French Consideration to the extent applicable). Each of Remainco, Spinco and RMT Partner shall provide the others in a timely fashion with all information and supporting documentation reasonably requested by any of them in connection with the preparation and review of the Estimated Statement. Spinco may (and, at RMT Partner’s request, shall) provide Remainco with comments to the Estimated Statement, and Remainco, Spinco and RMT Partner shall cooperate reasonably and in good faith to address any such comments, and Remainco shall reflect any mutually agreed upon changes in the Estimated Statement used for determining the payment of the Spinco Special Cash Payment made pursuant to Section 2.5(b).

(b) Promptly following the Spinco Distribution Date, but in no event later than ninety days (90) after the Spinco Distribution Date, Spinco shall, at its expense, prepare and submit to Remainco a written statement (the “Proposed Final Statement”) prepared and calculated in accordance with the Accounting Principles setting forth, in reasonable detail using the format set forth in the Estimated Statement, Spinco’s calculation of (i) Net Working Capital of Spinco as of immediately prior to the Spinco Distribution prepared and calculated in accordance with the Accounting Principles (including the example calculation of Net Working Capital set forth in Schedule 1.1(4)), (ii) Spinco Indebtedness as of immediately prior to the Spinco Distribution, (iii) the Spinco Expense Reimbursement and (iv) the Spinco Special Cash Payment (reflecting any deduction of the French Consideration to the extent applicable); provided, that such ninety (90) day period to prepare and submit the Proposed Final Statement may be extended one time by forty-five (45) days upon the written consent of each of the Parties. Each of Remainco, Spinco and RMT Partner shall provide the others in a timely fashion with all information and supporting documentation reasonably requested by any of them in connection with the preparation and review of the Proposed Final Statement.

(c) In the event Remainco disputes the correctness of the calculations in the Proposed Final Statement, Remainco shall notify Spinco in writing of its objections within sixty (60) days after receipt of the Proposed Final Statement, and shall set forth, in writing and in reasonable detail, the reasons for Remainco’s objections and Remainco’s proposed adjustments. To the extent Remainco does not object within the time period contemplated by this Section 2.5(c) to a matter in, or component of, the Proposed Final Statement, Remainco shall be deemed to have accepted Spinco’s calculation and presentation in respect of the matter or component and the matter or component shall be deemed accepted by Remainco. Remainco and Spinco shall negotiate in good faith to resolve any disputed matters within thirty (30) days after Spinco’s receipt of Remainco’s notice of objections. If Remainco and Spinco are unable to resolve such disputed matters in writing within thirty (30) days, Remainco and Spinco jointly shall, as soon as practicable and in any event within fifteen (15) days after the expiration of such thirty-day negotiation period, engage a nationally known independent accounting firm mutually agreed in writing by Spinco and Remainco after the Spinco Distribution, which firm shall not be the then regular auditors of, or have any material relationship with, Remainco, Spinco or RMT Partner (the firm so engaged, “Unaffiliated Accounting Firm”), to resolve the matters in dispute (in a manner consistent with this Section 2.5(c)). Remainco, Spinco and RMT Partner shall collectively engage the Unaffiliated Accounting Firm and each of them agree to execute, if requested by the Unaffiliated Accounting Firm, a commercially reasonable engagement letter with the Unaffiliated Accounting Firm (including customary indemnities in favor of the Unaffiliated Accounting Firm). Promptly after collective engagement of the Unaffiliated Accounting Firm, Remainco and Spinco shall provide the Unaffiliated Accounting Firm with a copy of this Agreement, the Accounting Principles, the Proposed Final Statement and Remainco’s written notice of objections thereto. Each of Remainco and Spinco shall deliver to the Unaffiliated Accounting Firm and to the other party simultaneously a written submission of its final position with respect to each of the matters in dispute (which position may be different than the position set forth in or contemplated by the Proposed Final Statement or Remainco’s notice of objections, but may not be outside of the range of the applicable amount as set forth in the Proposed Final Statement and the calculation of such amounts set forth in Remainco’s notice of objections) within thirty (30) days of the engagement of such Unaffiliated Accounting Firm. Each of Remainco and Spinco shall thereafter be entitled to submit a rebuttal to the other’s submission, which rebuttals shall be delivered to the Unaffiliated Accounting Firm and to the other Party simultaneously within fifteen (15) days of the delivery of the Parties’ initial submissions to the Unaffiliated Accounting Firm and each other. The Unaffiliated Accounting Firm may request additional information solely to the extent necessary to resolve the matter in dispute from either Party, but absent such a request neither Remainco, Spinco or RMT Partner may make (nor permit any of their Affiliates or Representatives to make) any additional submission to the Unaffiliated Accounting Firm or otherwise communicate with the Unaffiliated Accounting Firm, and in no event shall any of Remainco, Spinco or RMT Partner (i) communicate (or permit any of its Affiliates or Representatives to communicate) with the Unaffiliated Accounting Firm without providing the others a reasonable opportunity to participate in such communication or (ii) make (or permit any of its Affiliates or Representatives to make) a written submission to the Unaffiliated Accounting Firm unless a copy of such submission is simultaneously provided to the others. The Unaffiliated Accounting Firm shall have thirty (30) days following submission of the rebuttals to review the documents provided to it pursuant to this Section 2.5(c) and to deliver its written determination with respect to each of the items in dispute submitted to it for resolution. In making its determination, the Unaffiliated Accounting Firm shall act as an expert and not as an arbitrator, and shall be expressly authorized to calculate the amounts of the relevant items in accordance with the terms of this Section 2.5 (including any limitations set forth herein) and to resolve disputes with respect to whether the individual disputed items on the Proposed Final Statement were prepared in accordance with the terms of this Agreement (including whether any event or amount its properly the subject matter of any applicable definition or term giving rise to an adjustment under this agreement) including, as may be necessary in connection therewith, to interpret the definitions of Account Principles. Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement and Spinco Special Cash Payment, in each case, as of immediately prior to the Spinco Distribution; provided, that such thirty (30) day period may be extended by one fifteen (15) period by the Unaffiliated Accounting Firm in its reasonable discretion upon written notice to the Parties. The Unaffiliated Accounting Firm shall resolve the differences regarding the Proposed Final Statement based solely on the information provided to the Unaffiliated Accounting Firm by Remainco, Spinco and RMT Partner pursuant to the terms of this Agreement and not by independent review. In resolving each disputed item, the Unaffiliated Accounting Firm shall make its determination based on the facts and materials presented and the other relevant terms of this Agreement, and may not assign a value for any item that is greater than the greatest value claimed for such item by either Remainco, Spinco or RMT Partner or smaller than the smallest value for such item claimed by Remainco, Spinco or RMT Partner. The determination of the Unaffiliated Accounting Firm in respect of the correctness of each matter remaining in dispute, and any required adjustments resulting therefrom, shall be final, conclusive and binding on Remainco, Spinco and RMT Partner and not subject to appeal by any of them, and judgment thereof may be entered or enforced in any court of competent jurisdiction. With respect to any “estimated” item such item shall be “final” pursuant to this Section 2.5(c) for purposes of calculating the Final Spinco Special Cash Payment whether by failure of Remainco to deliver an objection to the Proposed Final Statement, by mutual agreement between Remainco and Spinco or by determination of the Unaffiliated Accounting Firm.

(d) Not later than five (5) Business Days after the applicable final determination of the Spinco Special Cash Payment pursuant to Section 2.5(c), a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:

(i) if the Final Spinco Special Cash Payment is greater than the Spinco Special Cash Payment, then an amount equal to such excess shall be paid by Spinco to Remainco; and

(ii) if the Spinco Special Cash Payment is greater than the Final Spinco Special Cash Payment, then an amount equal to such excess shall be paid by Remainco to Spinco.

(e) For the avoidance of doubt, the Net Working Capital of Spinco, Spinco Indebtedness, Excess Spinco Cash Amount and the Spinco Expense Reimbursement shall all be calculated for the purposes of this Section 2.5 and in the calculation of the Spinco Special Cash Payment and Final Spinco Special Cash Payment as of immediately prior to the Spinco Distribution and shall (i) be based exclusively on the facts and circumstances as they exist as of immediately prior to the Spinco Distribution and (ii) entirely disregard (x) any and all effects on Spinco and its Subsidiaries (including the assets and liabilities of Spinco and its Subsidiaries) as a result of the transactions contemplated by this Agreement and the Merger Agreement (for the avoidance of doubt, other than with respect to the calculation of the Spinco Expense Reimbursement) or of any financing or refinancing arrangements entered into at any time by RMT Partner or any other transaction entered into by RMT Partner in connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement, and (y) any of the plans, transactions, fundings, payments or changes which RMT Partner initiates or makes or causes to be initiated or made on or after the Closing with respect to Spinco and its Subsidiaries or their business or assets, or any facts or circumstances that are unique or particular to RMT Partner or any of its assets or liabilities. The calculations pursuant to this Section 2.5 are solely to calculate the Spinco Special Cash Payment in connection with payment thereof prior to the Spinco Distribution and to measure differences between the Spinco Special Cash Payment and the Final Spinco Special Cash Payment following the Closing, and are not intended to permit the introduction of new accounting methodologies, principles, conventions, policies and procedures.

(f) Within ninety (90) days following the date hereof, Remainco shall deliver to RMT Partner a list of countries where the Spinco Business or legal entities that are members of the Spinco Group operate and setting forth with respect to each such country an appropriate amount of operating cash for such country, based upon Remainco’s reasonable determination of the typical cash needs of the Spinco Business in such country (the “Operating Cash List”). RMT Partner shall have sixty (60) days to respond to the Operating Cash List. If at the conclusion of such sixty (60) day period RMT Partner shall not have provided any comments to the to the Operating Cash List, the operating cash set forth therein shall be the applicable amount with respect to each country for the purpose of the definition of operating cash in the definition of Excess Spinco Cash Amount. To the extent RMT Partner challenges all or any portion of the Operating Cash List, RMT Partner and Remainco shall negotiate in good faith for a period of thirty (30) days. If at the end of such thirty (30) day period the parties are unable to agree then the parties shall engage a consultant, acting as an expert and not as an arbitrator, to assign operating cash balances in each disputed country based on the typical cash needs of the Spinco Business of such country, with such determination to be final and binding on the parties.

(g) Within sixty (60) days following the Spinco Distribution Date, Remainco shall deliver to Spinco a detailed work plan on how to distribute Trapped Cash Amounts to Spinco (the “Repatriation Plan”). Spinco shall have thirty (30) days following delivery of the Repatriation Plan to review such plan. If at the conclusion of such thirty (30) day period Spinco has not delivered any objection to the Repatriation Plan, the True Trapped Cash Amount shall be determined based on what can be distributed in the Repatriation Plan. If Spinco raises any objection to the Repatriation Plan prior to the conclusion of such thirty (30) day period, the Parties shall negotiate in good faith for a period of thirty (30) days thereafter. If the Parties are unable to resolve such dispute by the conclusion of such thirty (30) day period Remainco shall engage, with the consent of Spinco (not to be unreasonably withheld, conditioned or delayed), a nationally recognized third-party consulting firm to determine whether the distributions described in the Repatriation Plan delivered by Remainco would be permitted by applicable Law and can be accomplished without unreasonable burden to Spinco. To the extent the consulting firm determines that the distributions in the Repatriation Plan (x) are not permitted under applicable Law or (y) cannot be accomplished without unreasonable burden to Spinco the consultant shall, at the cost of Remainco, revise the Repatriation Plan as promptly as practicable to permit the maximum amount of distributions to be permitted by applicable Law and without unreasonable burden to Spinco and the True Trapped Cash Amount shall be determined based on what can be distributed in the Repatriation Plan. The consulting firm shall act as an expert and not as an arbitrator, and the determination of the consulting firm shall be final and binding of the Parties. For the avoidance of doubt, the determination of what is distributable in the Repatriation Plan shall take into account the distributable reserves of the appropriate member of the Spinco Group (calculated in accordance with applicable Law and based on the balance sheet of such member of the Spinco Group as of immediately prior to the Spinco Distribution) and the paid in capital of the applicable member of the Spinco Group (calculated as the amount of any contribution less the par value of any shares issued in respect thereof (if any) and based on the balance sheet of such member of the Spinco Group as of immediately prior to the Spinco Distribution).

(h) Within ten (10) Business Days of the earlier of (x) the date that is the sixty-first (61st) day following the delivery of the Repatriation Plan if no objection is received prior thereto from Spinco or (y) the date upon which both the Repatriation Plan and the True Trapped Cash Amount have been definitively determined in accordance with this Section, whether by agreement of the parties or by resolution of the consulting firm, Spinco shall pay to Remainco, by wire transfer of immediately available funds to an account designated in writing by Remainco, the Excess Spinco Cash Amount. Any Dispute regarding the calculation thereof following the procedures in this Section shall be resolved pursuant to Article IX.

Section 2.6 Intergroup Accounts; Intercompany Accounts. Except as set forth in Section 7.1(c), any and all intercompany receivables, payables, loans and balances between any member of the Remainco Group, on the one hand, and the Spinco Group, on the other hand (collectively, the “Intergroup Accounts”), as of immediately prior to the Spinco Distribution shall be satisfied and/or settled in full by means of a cash payment, dividend, capital contribution, a combination of the foregoing, or otherwise cancelled and terminated or extinguished, in each case in accordance with the Separation Plan, prior to the Spinco Distribution, and, if not settled prior to such time, shall be deemed terminated and released at such time. Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be reasonably necessary to acknowledge the foregoing.

Section 2.7 Limitation of Liability; Intergroup Contracts.

(a) No Party shall have any Liability to any other in the event that any information exchanged or provided pursuant to this Agreement (but excluding any such information included in a Distribution Disclosure Document or Financing Disclosure Document) which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate.

(b) Except as set forth in Section 2.7(c), no Party or any other member of its Group shall be liable to any other Party or any other member of such other Party’s Group based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding existing on or prior to the Spinco Distribution (other than this Agreement, the Merger Agreement, the Ancillary Agreements, and the Continuing Arrangements) and each Party (on behalf of itself and each other member of its Group) hereby terminates any and all Contracts, arrangements, course of dealings or understandings between or among it or any of its other Group members, on the one hand, and any other Party or any of its respective Group members, on the other hand, effective as of the Spinco Distribution (other than this Agreement, the Merger Agreement, the Ancillary Agreements, the Continuing Arrangements, and the Conveyancing and Assumption Instruments). No such terminated Contract, arrangement, course of dealing or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Spinco Distribution. The Parties shall, and shall cause the other members of their respective Groups to, execute and deliver such agreements, instruments and other papers as may be required to terminate any such Contract, arrangement, course of dealing or understanding pursuant to this Section 2.7(b) if so requested by a Party.

(c) The provisions of Section 2.7(b) shall not apply to any of the following Contracts, arrangements, course of dealings or understandings (or to any of the provisions thereof): any agreements, arrangements, commitments or understandings to which any Person other than the Parties and their respective Affiliates is a Party (it being understood that (x) to the extent that the rights and obligations of the Parties and the members of their respective Groups under any such Contracts constitute Remainco Assets or Remainco Liabilities or Spinco Assets or Spinco Liabilities, such Contracts shall be assigned or retained pursuant to Article II and (y) the obligations of any member of a Group to any other Group under such Agreement shall be deemed terminated as of the time of the Spinco Distribution with no further liability to any Group as a result thereof).

(d) If any Contract, arrangement, course of dealing or understanding is terminated pursuant to Section 2.7(b), and, but for the mistake or oversight of any Party, would have been listed as continuing and is reasonably necessary for such affected Party to be able to continue to operate its Business in substantially the same manner in which such Businesses were operated immediately prior to the Spinco Distribution, then, at the request of such affected Party made within fifteen (15) months following the Spinco Distribution Date, the Parties shall negotiate in good faith to determine whether and to what extent (including the terms and conditions relating thereto), if any, notwithstanding such termination, such Contract, arrangement, course of dealing or understanding should continue, or as appropriate, be re-instated, following the Spinco Distribution; provided, however, that any Party may determine, in its sole discretion, not to re-instate or otherwise continue any such Contract, arrangement, course of dealing or understanding.

Section 2.8 Transfers Not Effected On or Prior to the Spinco Distribution; Transfers Deemed Effective as of the Spinco Distribution.

(a) To the extent that any Transfers or Assumptions contemplated by this Article II shall not have been consummated at or prior to the Spinco Distribution, the Parties shall use commercially reasonable efforts to effect such Transfers or Assumptions as promptly following the Spinco Distribution as shall be practicable. Nothing herein shall be deemed to require or constitute the Transfer of any Assets or the Assumption of any Liabilities which by their terms or operation of Law cannot be Transferred; provided, however, that the Parties and their respective Subsidiaries shall cooperate and use commercially reasonable efforts to seek to obtain, in accordance with applicable Law, any necessary Consents for the Transfer of all Assets and Assumption of all Liabilities contemplated to be Transferred and Assumed pursuant to this Article II to the fullest extent permitted by applicable Law. If in connection with the foregoing in this Section 2.8(a), the approval of any Third Party (other than a Governmental Entity) is required under the terms of a Contract, annual spend by the Spinco Business with respect to such Contract is greater than ten million dollars ($10,000,000) and in connection with obtaining such approval the payments by the Spinco Business would increase in a material amount relative to the existing terms of the Contract, no member of the Remainco Group or Spinco Group shall modify or amend such Contract without the prior written consent of RMT Partner, which consent shall not be unreasonably withheld, delayed or conditioned; provided, that to the extent the Contract is specifically addressed in a report delivered in connection with a meeting of the Separation Committee (which report describes the annual spend under such Contract) then notice with respect the treatment of such Contract described in such report shall be deemed provided and RMT Partner shall be deemed to have provided its consent with respect thereto to the extent any of its members attended the meeting of the Separation Committee and did not object in writing to such assignment, amendment, or other modification or replication within ten (10) Business Days of such meeting. In the event that any such Transfer of Assets or Assumption of Liabilities has not been consummated, from and after the Spinco Distribution (i) the Party (or relevant member in its Group) retaining such Asset shall thereafter hold (or shall cause such member in its Group to hold) such Asset in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and (ii) the Party intended to Assume such Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party retaining such Liability for all amounts paid or incurred in connection with the retention of such Liability. To the extent the foregoing applies to any Contracts (other than Shared Contracts, which shall be governed solely by Section 2.4(a)) to be assigned for which any necessary Consents are not received prior to the Spinco Distribution, the treatment of such Contracts shall, for the avoidance of doubt, also be subject to Section 2.11 and Section 2.12, to the extent applicable. In addition, the Party retaining such Asset or Liability (or relevant member of its Group) shall (or shall cause such member in its Group to) treat, insofar as reasonably possible and to the extent permitted by applicable Law, such Asset or Liability in the ordinary course of business and take such other actions as may be reasonably requested by the Party to which such Asset is to be Transferred or by the Party responsible for Assuming such Liability in order to place such Party, insofar as reasonably possible and to the extent permitted by applicable Law, in the same position as if such Asset or Liability had been Transferred or Assumed as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Asset or Liability, are to inure from and after the Spinco Distribution to the relevant member or members of the Remainco Group or Spinco Group entitled to the receipt of such Asset or required to Assume such Liability. In furtherance of the foregoing, each Party agrees (on behalf of itself and each other member of its Group) that, as of the time of the Spinco Distribution, subject to Section 2.1(a) and Section 2.11(b), each Party and/or each member of its Group shall (i) be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have Assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party is entitled to acquire or required to Assume pursuant to the terms of this Agreement and (ii) (A) enforce at another Party’s (or relevant member of its Group’s) request, or allow another Party’s Group to enforce in a commercially reasonable manner, any rights of the Party or its Group under such Assets and Liabilities against any other Persons, (B) not waive any rights related to such Assets or Liabilities to the extent related to the Business, Assets or Liabilities of another Party’s Group, (C) not terminate (or consent to be terminated by the counterparty) any Contract that constitutes such Asset except in connection with the expiration of such Contract in accordance with its terms, (D) not amend, modify or supplement any Contract that constitutes such Asset and (E) provide written notice to the applicable other Party as soon as reasonably practicable (and in no event later than five (5) Business Days following receipt) after receipt of any formal notice of breach received from a counterparty to any Contract that constitutes such Asset; provided that the costs and expenses incurred by the responding Party or its Group in respect of any request by another Party in respect of such Assets or Liabilities shall be borne solely by the requesting Party or its Group.

(b) If and when the Consents and/or conditions, the potential violation, conflict, absence, non-satisfaction or existence of which caused the deferral of the Transfer of any Asset or deferral of the Assumption of any Liability pursuant to Section 2.8(a), are obtained or satisfied, the Transfer, assignment, Assumption or novation of the applicable Asset or Liability shall be effected as promptly as reasonably practicable without further consideration in accordance with and subject to the terms of this Agreement (including Sections 2.1 and 2.8) and/or the applicable Ancillary Agreement, and shall, to the extent possible without the imposition of any undue or otherwise unreasonable cost on any Party, be deemed to have become effective as of the Spinco Distribution.

(c) The Party (or relevant member of its Group) retaining any Asset or Liability due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability pursuant to Section 2.8(a) or otherwise shall (i) not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be reasonably promptly reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability and (ii) be indemnified for all Indemnifiable Losses or other Liabilities arising out of any actions (or omissions to act) of such retaining Party taken at the direction of the other Party (or relevant member of its Group) in connection with and relating to such retained Asset or Liability, as the case may be. Except as otherwise expressly provided herein, none of Spinco or Remainco or any of their respective Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party with respect to any Assets or Liabilities not Transferred as of the Spinco Distribution; provided, however, that any Party to which such Asset or Liability has not been Transferred or Assumed, respectively, due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability may request that the Party retaining such Asset or Liability commence litigation, which request shall be considered in good faith by the Party retaining such Asset or Liability; provided, further, that a Party’s good faith determination not to commence litigation shall not in and of itself constitute a breach of this Section 2.8(c), but the foregoing shall not preclude consideration of a Party’s good faith for purposes of determining compliance with this Section 2.8(c).

(d) Notwithstanding anything else set forth in this Section 2.8 to the contrary, (A) neither Remainco nor any of its Subsidiaries shall be required by this Section 2.8 to take any action that may, in the good faith judgment of Remainco, (x) result in a violation of any obligation which Remainco or any Subsidiary has to any Third Party or (y) violate applicable Law and (B) neither Spinco nor any of its Subsidiaries shall be required by this Section 2.8 to take any action that may, in the good faith judgment of Spinco, (x) result in a Violation of any obligation which Spinco or any such Subsidiary has to any Third Party or (y) violate applicable Law.

(e) [Reserved.]

(f) The failure to obtain a Consent shall not in and of itself constitute a breach of this Agreement; provided that the foregoing shall not preclude consideration of a Party’s efforts in pursuing such Consent for purposes of determining compliance with this Section 2.8.

(g) To the extent permitted by applicable Law, with respect to Assets and Liabilities described in Section 2.8(a), each of Remainco and Spinco shall, and shall cause the members of its respective Group to, (i) treat for all Tax purposes (A) the deferred Assets as assets having been Transferred to and owned by the Party entitled to such Assets not later than the Spinco Distribution and (B) the deferred Liabilities as liabilities having been Assumed and owned by the Person intended to be subject to such Liabilities not later than the time of the Spinco Distribution and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Tax Law or good faith resolution of a Tax Contest).

Section 2.9 Wrong Pockets; Mail & Other Communications; Payments.

(a) Subject to Section 2.8 (Transfers Not Effected On or Prior to the Spinco Distribution; Transfers Deemed Effective as of the Spinco Distribution) and Section 2.4(a) (Treatment of Shared Contracts), (i) if at any time within twenty-four (24) months after the Spinco Distribution any Party discovers that any Spinco Asset is held by any member of the Remainco Group or any of their respective then-Affiliates, Remainco shall, and shall cause the other members of its respective Group and its respective then-Affiliates to, use their respective reasonable best efforts to promptly procure the transfer of the relevant Spinco Asset to Spinco or an Affiliate of Spinco designated by Spinco for no additional consideration or (ii) if at any time within twenty-four (24) months after the Spinco Distribution, any Party discovers that any Remainco Asset is held by any member of the Spinco Group or any of their respective then-Affiliates, Spinco shall, and shall cause the other members of its respective Group and its respective then-Affiliates to, use their respective reasonable best efforts to promptly procure the transfer of the relevant Remainco Asset to Remainco or an Affiliate of Remainco designated by Remainco for no additional consideration; provided that in the case of clause (i), neither Remainco nor any of its respective Affiliates, or in the case of clause (ii), neither Spinco nor any of its respective Affiliates, shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party. If reasonably practicable and permitted under applicable Law, such Transfer may be effected by rescission of the applicable portion of a Conveyancing and Assumption Instrument as may be agreed by the relevant Parties.

(b) On and prior to the twenty-four (24) month anniversary following the Spinco Distribution, if any Party or any member of its Group or (or any of its or their respective then-Affiliates) owns any Asset, that, although not Transferred pursuant to this Agreement, is agreed by such Party and the other applicable Party in their good faith judgment to be an Asset that more properly belongs to such other Party or a member of its Group, or is an Asset that such other Party or a member of its Group was intended to have the right to continue to use (other than (for the avoidance of doubt), as between any two Parties, or any Asset acquired from an unaffiliated Third Party by a Party or member of such Party’s Group following the Spinco Distribution), then the Party or a member of its Group (or applicable then-Affiliate) owning such Asset shall, as applicable (i) Transfer any such Asset to the Party or a member of its Group identified as the appropriate transferee and following such Transfer, such Asset shall be a Spinco Asset or Remainco Asset, as the case may be, or (ii) grant such mutually agreeable rights with respect to such Asset to permit such continued use, subject to, and consistent with this Agreement, including with respect to Assumption of associated Liabilities. If reasonably practicable and permitted under applicable law, such Transfer may be effected by rescission of the applicable portion of a Conveyancing and Assumption Instrument as may be agreed by the relevant Parties.

(c) After the Spinco Distribution, each Party (or any member of its Group and any of its or their respective then-Affiliates) may receive mail, packages and other communications properly belonging to another Party (or any member of its Group). Accordingly, at all times after the Spinco Distribution, each Party (or any member of its Group and any of its or their respective then-Affiliates) is hereby authorized to receive and, to the extent reasonably necessary to identify the proper recipient in accordance with this Section 2.9(c), open all mail, packages and other communications received by such Party (or member of its Group or its or their then-Affiliate) that belongs to such other Party (or member of such other Party’s Group), and to the extent that they do not relate to the business of the receiving Party, the receiving Party shall as promptly as reasonably practicable deliver or cause to be delivered such mail, packages or other communications (or, in case the same also relates to the business of the receiving Party or another Party, copies thereof) to such other Party as provided for in Section 11.5; provided that, if a Party (or any member of its Group and any of its or their respective then-Affiliates) receives any claim or demand against any other Party (or any member of such other Party’s Group), or any notice or other communication regarding any Action involving any other Party (or any member of such other Party’s Group), such Party shall and shall cause the other members of its Group to, as promptly as practicable (and, in any event, use commercially reasonable efforts to do so within fifteen (15) days after receipt thereof) notify such other Party (including such other Party’s legal department) of the receipt of such claim, demand, notice or other communication, and shall promptly deliver such claim, demand, notice or other communication (or, in case the same also relates to the business of the receiving Party or another Party, copies thereof) to such other Party provided, however, that the failure to provide such notice shall not constitute a breach of this Section 2.9(c) except to the extent that any such Party shall have been actually prejudiced as a result of such failure. The provisions of this Section 2.9(c) are not intended to, and shall not, be deemed to constitute an authorization by any Party or any other member of any Group (or any of their Affiliates from time to time) to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other Party or any other member of any Group or any of their respective then-Affiliates for service of process purposes.

(d) After the Spinco Distribution, Spinco shall, or shall cause the other members of its Group and its and any of its respective then-Affiliates to, promptly following the identification (in a reasonable amount of time and in accordance with the ordinary course practices and procedures for processing monies or checks) of any monies or checks that have been received by Spinco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution that are (or represent the proceeds of), in whole or in part, a Remainco Asset, pay or deliver to Remainco (or its designee) such monies or checks that have been received by Spinco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution to the extent they are (or represent the proceeds of) a Remainco Asset (it being understood and agreed that any such amounts shall be paid and delivered on a monthly basis, in each case to the applicable members of the Remainco Group; provided that if the aggregate amount not yet paid or delivered exceeds $100,000 before such monthly payment and delivery, such amount shall be paid and delivered to the applicable members of the Remainco Group within seven (7) days).

(e) After the Spinco Distribution, Remainco shall, or shall cause the other members of its Group and its and any of its respective then-Affiliates to, promptly following the identification (in a reasonable amount of time and in accordance with the ordinary course practices and procedures for processing monies or checks) of any monies or checks that have been received by Remainco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution that are (or represent the proceeds of), in whole or in part, a Spinco Asset, pay or deliver to Spinco (or its designee) such monies or checks that have been received by Remainco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution to the extent they are (or represent the proceeds of) a Spinco Asset (it being understood and agreed that any such amounts shall be paid and delivered on a monthly basis, in each case to the applicable members of the Spinco Group; provided that if the aggregate amount not yet paid or delivered exceeds $100,000 before such monthly payment and delivery, such amount shall be paid and delivered to the applicable members of the Spinco Group within seven (7) days).

Section 2.10 Further Assurances.

(a) In addition to and without limiting the actions specifically provided for elsewhere in this Agreement and subject to the limitations expressly set forth in this Agreement, including Section 2.8, each of the Parties shall, and shall cause the other members of its Group to, cooperate with each other and use commercially reasonable efforts, on and after the time of the Spinco Distribution, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Agreement.

(b) Without limiting the foregoing, on and after the time of the Spinco Distribution, each Party shall, and shall cause the other members of its Group to, cooperate with the other Parties (or the relevant member of its Group), and without any further consideration, but at the expense (unless allocated to the Group of the requested Party pursuant to the other terms of this Agreement) of the requesting Party (or the relevant member of its Group) (except as provided in Sections 2.4(a)(v) and 2.8(c)) from and after the Spinco Distribution, to execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of Transfer, and to make all filings with, and to obtain all Consents, any permit, license, Contract, indenture or other instrument (including any Consents), and to take all such other actions as such Party (or the relevant member of its Group) may reasonably be requested to take by any other Party (or the relevant member of its Group) from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the Transfers of the applicable Assets and the assignment and Assumption of the applicable Liabilities and the other transactions contemplated hereby; provided, that in connection with obtaining any such Consent, no member of the Remainco Group or the Spinco Group shall enter into or otherwise agree to any modification of the terms of any Contract that is required in order to effect the transactions contemplated herein that would adversely affect Spinco or any other member of the Spinco Group (including due to an increase in payment or other incremental cost to any member of the Spinco Group under such Contract) in any material respect without the prior written consent of RMT Partner, which consent shall not be unreasonably withheld, delayed or conditioned. Without limiting the foregoing, each Party shall, and shall cause the other members of its Group to, at the reasonable request, cost and expense (unless allocated to the Group of the requested Party (or other member of its Group) pursuant to the other terms of this Agreement) of any other Party, take such other actions as may be reasonably necessary to vest in such other Party (or other member of its Group) such title and such rights as possessed by the transferring Party (or its Group) to the Assets allocated to such Party (or member of its Group) under this Agreement, free and clear of any Security Interest.

Section 2.11 Novation of Liabilities.

(a) Each Party, at the request of another Party (such other Party, the “Other Party”), shall use commercially reasonable efforts to obtain, or to cause to be obtained, any Consent, release, substitution or amendment required to novate or assign to the fullest extent permitted by Law all obligations under Contracts (other than Shared Contracts, which shall be governed by Section 2.4(a)), and other obligations or Liabilities (other than with regard to guarantees or Credit Support Instruments, which shall be governed by Section 2.12) for which a member of such Party’s Group and a member of the Other Party’s Group are jointly or severally liable and that do not constitute Liabilities of such Other Party as provided in this Agreement, or to obtain in writing the unconditional release of the applicable Other Party to such arrangements (other than any member of the Group who Assumed or retained such Liability as set forth in this Agreement), so that, in any such case, the members of the applicable Group will be solely responsible for such Liabilities; provided, however, that no Party shall be obligated to pay any consideration therefor to any Third Party from whom any such Consent, substitution or amendment is requested (unless such Party is fully reimbursed by the requesting Party); provided, further, that such instruments shall not impose additional or substantially different obligations on either Spinco or Remainco or grant rights, through representations or otherwise, beyond those set forth in this Agreement or the underlying Contract (but shall merely implement the obligations herein), other than customary obligations with respect to due execution, title and similar matters. For the purposes of complying with the terms set forth in this Section 2.11, not more than thirty (30) Business Days after the end of each of the first six (6) fiscal quarters after the Spinco Distribution, each of Spinco and Remainco shall deliver to the other a list of the Consents, releases, substitutions or amendments required to novate or assign to the fullest extent permitted by Law all obligations under Contracts (other than Shared Contracts, which shall be governed by Section 2.4(a)), and other obligations or Liabilities (other than with regard to guarantees or Credit Support Instruments, which shall be governed by Section 2.12) for which a member of such Party’s Group and a member of the Other Party’s Group are jointly or severally liable and that do not constitute Liabilities of such Other Party as provided in this Agreement, along with the status and anticipated timing for obtaining such Consents, releases, substitutions or amendments required.

(b) If the Parties are unable to obtain, or to cause to be obtained, any such required Consent, release, substitution or amendment, the Other Party or a member of such Other Party’s Group shall continue to be bound by such Contract or other obligation that does not constitute a Liability of such Other Party and, unless not permitted by Law or the terms thereof, as agent or subcontractor for such Party, the Party or member of such Party’s Group who Assumed or retained such Liability as set forth in this Agreement (the “Liable Party”) shall, or shall cause a member of its Group to, directly pay, perform and discharge fully all the obligations or other Liabilities of such Other Party or member of such Other Party’s Group thereunder from and after the Spinco Distribution. The Other Party shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to the Liable Party or to another member of the Liable Party’s Group, all money, rights and other consideration received by it or any member of its Group in respect of such performance by the Liable Party (unless any such consideration is an Asset of such Other Party pursuant to this Agreement). If and when any such Consent, release, substitution or amendment shall be obtained or such agreement, lease or other rights or obligations shall otherwise become assignable or able to be novated, the Other Party shall promptly Transfer all rights, obligations and other Liabilities thereunder of any member of such Other Party’s Group to the Liable Party or to another member of the Liable Party’s Group without payment of any further consideration and the Liable Party, or another member of such Liable Party’s Group, without the payment of any further consideration, shall Assume such rights and Liabilities. Each of the applicable Parties shall, and shall cause their respective Subsidiaries to, take all actions and do all things reasonably necessary on its part, or such Subsidiaries’ part, under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Section 2.11(b).

Section 2.12 Guarantees.

(a) (i) Remainco shall, and shall cause the other members of its Group to, (with the reasonable cooperation of the applicable other Party) use commercially reasonable efforts to (A) cause a member of the Remainco Group to be substituted in all respects for a member of the Spinco Group, as applicable, and (B) have all members of the Spinco Group removed or released as guarantor of or obligor for any Remainco Liability (including any credit agreement, guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort given or obtained by any member of the Spinco Group for the benefit of any member of the Remainco Group) to the fullest extent permitted by applicable Law, including in respect of the guarantees set forth on Schedule 2.12(a)(i), and (ii) Spinco shall, and shall cause the other members of its Group to, (with the reasonable cooperation of the applicable Party) use commercially reasonable efforts to (A) cause a member of the Spinco Group to be substituted in all respects for a member of the Remainco Group, as applicable, and (B) have all members of the Remainco Group removed as guarantor of or obligor for any Spinco Liability (including any credit agreement, guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort given or obtained by any member of the Remainco Group for the benefit of any member of the Spinco Group) to the fullest extent permitted by applicable Law, including in respect of those guarantees set forth on Schedule 2.12(a)(ii), in each case (clauses (i)-(ii)), on or prior to the Spinco Distribution or as soon as reasonably practicably thereafter. Except as otherwise provided in Section 2.12(b), no member of the Spinco Group, or Remainco Group or any of their respective Affiliates from time to time shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party with respect to any such guarantees.

(b) On or prior to the Spinco Distribution or as soon as reasonably practicable thereafter, to the extent required to obtain a release from a guaranty (a “Guaranty Release”) (i) of any member of the Spinco Group, Remainco shall, and shall cause the other members of its Group to, as applicable, execute a guaranty agreement in the form of the existing guaranty, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which any member of the Remainco Group, as the case may be, would be reasonably unable to comply or (B) which would be reasonably expected to be breached and (ii) of any member of the Remainco Group, Spinco (and if necessary, RMT Partner) shall, and shall cause the other members of its respective Group to, as applicable, execute a guaranty agreement in the form of the existing guaranty, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which any member of the Spinco Group, as the case may be, would be reasonably unable to comply or (B) which would be reasonably expected to be breached.

(c) If any of Spinco or Remainco is unable to obtain, or to cause to be obtained, any such required removal as set forth in subsections (a) and (b) of this Section 2.12, (i) the Party whose Group is relevant beneficiary shall indemnify and hold harmless the guarantor or obligor for any Indemnifiable Loss arising from or relating thereto (in accordance with the provisions of Article VII) and shall or shall cause one of the other members of its Group, as agent or subcontractor for such guarantor or obligor to pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder and (ii) each of Spinco and Remainco agrees not to (and to cause the members of their respective Groups not to) renew or extend the term of, increase its obligations under, or Transfer to a Third Party, any guarantees or Credit Support Instruments, for which another Party is or may be liable, without the prior written consent of such other Party (such consent not to be unreasonably withheld, delayed or conditioned), unless all obligations of such other Party and the other members of such Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to such Party; provided, however, with respect to guarantees included in leases for real property, in the event a Guaranty Release is not obtained and such Party wishes to extend the term of such guaranteed lease, then such Party shall have the option of extending the term until the fifth (5th) anniversary of the Spinco Distribution if it provides such security as is reasonably satisfactory to the guarantor under such guaranteed lease.

(d) Each Party shall, and shall cause the other members of their respective Groups to cooperate and (i) Remainco shall, and shall cause the other members of its Group to, use reasonable best efforts to replace all Credit Support Instruments issued by Spinco or other members of the Spinco Group on behalf of or in favor of any member of the Remainco Group or the Remainco Business, including in respect of those Credit Support Instruments set forth on Schedule 2.12(d)(i) (the “Remainco CSIs”) as promptly as reasonably practicable with Credit Support Instruments from Remainco or a member of the Remainco Group as of the Spinco Distribution and (ii) Spinco shall, and shall cause the other members of its Group to, use reasonable best efforts to replace all Credit Support Instruments issued by Remainco or other members of the Remainco Group on behalf of or in favor of any member of the Spinco Group or the Spinco Business, including in respect of those Credit Support Instruments set forth on Schedule 2.12(d)(ii) (the “Spinco CSIs”) as promptly as reasonably practicable with Credit Support Instruments from Spinco or a member of the Spinco Group (or if necessary, RMT Partner) as of the Spinco Distribution:

(i) With respect to any Remainco CSIs that remain outstanding after the Spinco Distribution (x) Remainco shall, and shall cause the members of the Remainco Group to, jointly and severally indemnify and hold harmless the Spinco Indemnitees for any Liabilities arising from or relating to the such Remainco CSIs, including any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Remainco CSIs in accordance with the terms thereof and (y) without the prior written consent of RMT Partner, as applicable, Remainco shall not, and shall not permit any member of the Remainco Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a Third Party, any loan, lease, Contract or other obligation in connection with which Spinco or any member of the Spinco Group, respectively, has issued any Credit Support Instruments which remain outstanding. None of Spinco or the members of the Spinco Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the Remainco Group or the Remainco Business after the expiration of such Remainco CSI.

(ii) With respect to any Spinco CSIs that remain outstanding after the Spinco Distribution (x) Spinco shall, and shall cause the members of the Spinco Group to, jointly and severally indemnify and hold harmless the Remainco Indemnitees for any Liabilities arising from or relating to the such Spinco CSIs, including any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Spinco CSIs in accordance with the terms thereof and (y) without the prior written consent of Remainco, Spinco shall not, and shall not permit any member of the Spinco Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a Third Party, any loan, lease, Contract or other obligation in connection with which Remainco or any member of the Remainco Group, respectively, has issued any Credit Support Instruments which remain outstanding. None of Remainco or the members of the Remainco Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the Spinco Group or the Spinco Business after the expiration of such Spinco CSI.

Section 2.13 Bank Accounts.

(a) Each of Remainco and Spinco shall, and shall cause the respective members of their Group to, use their commercially reasonable efforts to take all actions necessary to amend all Contracts governing each bank and brokerage account owned by Spinco and any other member of the Spinco Group (collectively, the “Spinco Accounts”), so that from and after the time of the Spinco Distribution such Spinco Accounts, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by Remainco or any member of the Remainco Group (collectively, the “Remainco Accounts”) are de-linked from such Spinco Accounts.

(b) Each of Remainco and Spinco shall, and shall cause the respective members of their Group to, use their commercially reasonable efforts to take all actions necessary to amend all Contracts governing the Remainco Accounts so that from and after the time of the Spinco Distribution, such Remainco Accounts, if currently linked to any Spinco Account, are de-linked from such Spinco Accounts.

(c) With respect to any outstanding checks issued by Remainco, Spinco or any of the respective members of their Group prior to the Distribution, such outstanding checks shall be honored from and after the Distribution by the Person or Group owning the account on which the check is drawn, without modifying in any way the allocation of Liability (and rights to reimbursement) for such amounts under this Agreement or any Ancillary Agreement.

Section 2.14 Works Council Matters; France.

(a) Remainco, Spinco and RMT Partner acknowledge that, under French labor Laws, one or more works councils of Remainco and/or one or more of its Subsidiaries that own French Spinco Assets or directly conduct the French Spinco Business will need to be informed and consulted with respect to the offer made by Spinco to (i) acquire the assets meeting the criteria set forth in the definition of “Spinco Assets” that are located in France and are owned by the Transferring French Entities (the “French Spinco Assets”), acquire the Spinco Business conducted in the Transferring French Entities (the “French Spinco Business”) and (ii) assume the liabilities meeting the criteria set forth in the definition of “Spinco Liabilities” related to the French Spinco Business (the “French Spinco Liabilities”). Notwithstanding anything to the contrary in this Agreement, unless and until Remainco (or its relevant Subsidiaries) has executed and delivered to Spinco the France Acceptance Notice (as defined below and which shall not occur until the end of the relevant consultation process, i.e., until the applicable works council has rendered an opinion in writing or until the applicable works councils are deemed to have been consulted and to have rendered a negative opinion, in accordance with the applicable provisions of French Law), the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities will not be considered to constitute part of the Spinco Assets, Spinco Business or Spinco Liabilities respectively. If no such France Acceptance Notice is delivered prior to the Closing, the Spinco Special Cash Payment shall be reduced by the French Consideration (as such term is defined below) without any further adjustment.

(b) On the terms and conditions set forth in the offer letter attached as Exhibit B hereto (the “French Offer Letter” and the offer set forth therein, the “French Offer”), including the consideration specified therein (the “French Consideration”), Spinco has irrevocably offered to acquire the French Spinco Assets and the French Spinco Business and assume the French Spinco Liabilities upon the acceptance of the French Offer by Remainco as if they were part of the definitions of Spinco Assets, Spinco Business and Spinco Liabilities hereunder. Subject to acceptance of the French Offer by Remainco following the completion of the information/consultation process described in this Section 2.14, and upon delivery to Spinco of the executed acceptance notice attached as Schedule 2 to the French Offer Letter (the “France Acceptance Notice”), this Agreement shall apply fully to the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities, and the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities shall be included in the definitions of Spinco Assets, Spinco Business and Spinco Liabilities respectively hereunder and subject to all terms of this Agreement related thereto. It is understood that in entering into this Agreement and the Merger Agreement, Remainco is not in any regard bound to accept Spinco’s irrevocable offer as set out in the French Offer Letter.

(c) Remainco shall initiate or cause its relevant Subsidiaries to initiate the information/consultation process as promptly as practicable after the date hereof. Remainco shall conduct and cause its relevant Subsidiaries to conduct the information/consultation process in the most expedient way practicable. Remainco, Spinco and RMT Partner shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in connection with the applicable consultation process described in this Section 2.14, including (i) Spinco and RMT Partner timely providing any reasonably required information relating to themselves or their Affiliates, or to any measures envisaged by RMT Partner or its Affiliates or as otherwise reasonably requested by Remainco in respect of or for the purpose of such consultation process; (ii) Remainco keeping Spinco and RMT Partner informed of the status of such consultation and any material developments so far as they relate to the French Spinco Assets, the French Spinco Business or the French Spinco Liabilities; and (iii) Remainco providing Spinco and RMT Partner with a copy of the works councils’ opinions promptly following receipt thereof. Remainco undertakes that it will not, and will cause its relevant Subsidiaries not to, make or accept any commitment whatsoever vis-à-vis the Spinco Employees assigned to the French Spinco Business (the “French Spinco Employees”) or their representative bodies, save for such commitments which Spinco and RMT Partner have agreed in writing to provide to the French Spinco Employees or their representative bodies. If, as a result of any such consultation process, changes to this Agreement, or further arrangements in connection with the transactions contemplated by this Agreement, are considered necessary by Remainco, Remainco shall negotiate in good faith with Spinco and RMT Partner on such changes (if any) to this Agreement or further arrangements (if any) in connection with such transactions that are appropriate, in accordance with the terms and conditions set forth in the French Offer Letter (as applicable). For the avoidance of doubt, this Section 2.14(c) shall not be construed as imposing any obligation on Remainco, Spinco or RMT Partner to agree to any amendments to this Agreement, the French Offer Letter or the Merger Agreement to the extent suggested or requested in connection with any consultation with a works council.

(d) Remainco, Spinco and RMT Partner acknowledge and agree that (i) the conditions to the transfer of the French Spinco Assets and the French Spinco Business or assumption of the French Spinco Liabilities set forth in the French Offer Letter may be satisfied after the conditions to the Internal Reorganization and the Spinco Distribution contained in this Agreement, and the conditions to the Merger contained in the Merger Agreement have otherwise been satisfied (and that the fact that the conditions of the French Offer Letter have not been satisfied shall not serve to cause any condition to the Internal Reorganization or the Spinco Distribution contained in this Agreement, or the conditions to the Merger contained in the Merger Agreement, to not be satisfied), (ii) the Internal Reorganization, Spinco Distribution, the Merger and the Closing shall take place in accordance with their terms (but excluding the French Spinco Assets, the French Spinco Business and French Spinco Liabilities), and (iii) the consummation of the acquisition of the French Spinco Assets and the French Spinco Business and assumption of the French Spinco Liabilities (the “France Closing”) shall occur in accordance with the terms of the French Offer Letter. Remainco, Spinco and RMT Partner further acknowledge and agree that all actions and documents relating to the transfer of the French Spinco Assets, the French Spinco Business and French Spinco Liabilities shall not be required to be taken or delivered at the Closing but only at the France Closing.

(e) If the France Closing is unable to occur concurrently with or prior to the Separation, the fact that the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities have not been transferred or assumed by Spinco shall not result in any change to the consideration delivered by RMT Partner under the Merger Agreement or in the calculation of the Spinco Special Cash Payment, other than the reduction of the Spinco Special Cash Payment by the amount of the French Consideration (without any further adjustment). In furtherance of the foregoing, all items taken into account in the calculation of the consideration under the Merger Agreement, the calculation of the Spinco Special Cash Payment pursuant to Section 2.5 shall not be adjusted to reflect the exclusion of the French Spinco Assets and French Spinco Liabilities or otherwise with respect to the exclusion of the French Spinco Business. For the avoidance of doubt, all calculations of the Spinco Special Cash Payment delivered pursuant to this Agreement (whether prior to, at or after Closing) by any of Remainco, Spinco or RMT Partner shall at all times reflect the inclusion of the French Spinco Assets, French Spinco Liabilities and in general the French Spinco Business. If the France Closing occurs after the Closing, on the France Closing, Spinco shall deliver, or cause to be delivered, the French Consideration to Remainco by wire transfer of immediately available funds to an account designated in writing by Remainco and any other documents relating to the transfer of the French Spinco Assets and the French Spinco Business and assumption of the French Spinco Liabilities as applicable in accordance with Section 2.1

Section 2.15 Disclaimer of Representations and Warranties. EACH OF SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP), REMAINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE REMAINCO GROUP) AND RMT PARTNER UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENTS OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES, INFORMATION OR LIABILITIES CONTRIBUTED, TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, AS TO NONINFRINGEMENT, VALIDITY OR ENFORCEABILITY OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. FOR THE AVOIDANCE OF DOUBT, THIS SECTION 2.15 SHALL HAVE NO EFFECT ON ANY REPRESENTATION OR WARRANTY MADE HEREIN, IN THE MERGER AGREEMENT OR IN ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT OR ANY ANCILLARY AGREEMENT. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR THEREIN, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, WITHOUT LIABILITIES OR WARRANTIES EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT OR THE MERGER AGREEMENT) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST OR OTHER MATTER WHETHER OR NOT OF RECORD AND (II) ANY NECESSARY CONSENTS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH. NOTHING HEREIN SHALL LIMIT ANY CLAIM BY ANY OF THE PARTIES RELATING TO OR ARISING FROM FRAUD (AS DEFINED BY THIS AGREEMENT) WITH RESPECT TO ANY REPRESENTATION OR WARRANTY MADE IN THE MERGER AGREEMENT OR WITH RESPECT TO ANY CERTIFICATE DELIVERED PURSUANT TO ARTICLE IX THEREOF.

ARTICLE III

CERTAIN ACTIONS AT OR PRIOR TO THE DISTRIBUTION

Section 3.1 Securities Law Matters.

(a) Spinco shall cooperate with Remainco to accomplish the Spinco Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Spinco Distribution. Remainco shall be permitted to reasonably direct and control the efforts of the Parties in connection with the Spinco Distribution, and Spinco shall take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary to facilitate the Spinco Distribution as directed by Remainco in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Ancillary Agreements. Without limiting the generality of the foregoing, Spinco will, and will cause the members of its Group and its and their respective employees, advisors, agents, accountants, counsel and other representatives to, as reasonably directed by Remainco, reasonably cooperate in and take the following actions: (i) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and similar meetings or sessions in connection with the Spinco Distribution (including any marketing efforts); (ii) furnishing to any dealer manager or other similar agent participating in the Distribution (A) “cold comfort” letters from independent public accountants in customary form and covering such matters as are customary for an underwritten public offering (including with respect to events subsequent to the date of financial statements included in any offering document) and (B) opinions and negative assurance letters of counsel in customary form and covering such matters as may be reasonably requested; and (iii) furnishing all historical and forward-looking financial and other financial and other information that is available to Spinco and is reasonably required in connection with the Spinco Distribution.

(b) In furtherance and not in limitation of the obligations set forth in Section 3.1(a), Spinco shall file the Distribution Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Distribution Disclosure Documents to become and remain effective as required by the Commission or federal, state or other applicable securities Laws (but shall not make any such filing prior to the Spinco Distribution without the prior written consent of Remainco). Remainco and Spinco shall prepare and mail or otherwise make available, prior to any Spinco Distribution Date, to the holders of Remainco Common Stock, such information concerning Spinco, RMT Partner, their respective businesses, operations and management, the Spinco Distribution and such other matters as Remainco shall reasonably determine and as may be required by Law (taking into account Section 8.22(c) of the Merger Agreement). Remainco and Spinco will prepare, and Spinco will, to the extent required by applicable Law (and previously consented to in writing by Remainco) or in connection with Section 8.22(c) of the Merger Agreement, file with the Commission, any such documentation and any requisite no-action letters which Remainco determines are necessary or desirable to effectuate the Spinco Distribution, and Remainco and Spinco shall use their respective reasonable best efforts to obtain all necessary approvals from the Commission with respect thereto as soon as practicable. Remainco and Spinco shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use commercially reasonable efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Ancillary Agreements.

Section 3.2 Cash Reduction. Prior to the Spinco Distribution, Remainco may, and may cause Spinco and any member of the Spinco Group to, take such actions as Remainco deems advisable to minimize or reduce the amount of Cash and Cash Equivalents remaining or present in any accounts held by or in the name of Spinco or any member of the Spinco Group prior to or at the time of the Spinco Distribution.

Section 3.3 Certain Resignations. At or prior to the Spinco Distribution Date, Remainco shall use its reasonable best efforts to cause each employee and director of Remainco or any member of the Remainco Group who is not a Spinco Employee to resign, effective not later than the Spinco Distribution, from all boards of directors or similar governing bodies of Spinco and the other members of the Spinco Group on which they serve, and from all positions as officers of Spinco the other members of the Spinco Group in which they serve.

Section 3.4 Spinco Debt Financing. On or before the Spinco Distribution Date, subject to the terms and conditions of the Merger Agreement, Spinco shall enter into a definitive agreement or agreements providing for the Spinco Debt Financing, incur the Spinco Debt Financing and receive the proceeds thereof. From and after Spinco or any other member of the Spinco Group’s receipt of the proceeds of the Spinco Debt Financing, Spinco shall not distribute any portion of the proceeds of the Spinco Debt Financing other than in connection with the payment of the Spinco Special Cash Payment in accordance with the terms of this Agreement or in connection with satisfying any payment obligations under the Spinco Financing Arrangements.

Section 3.5 Ancillary Agreements. On or prior to the Spinco Distribution, each of Remainco and Spinco shall enter into, and/or (where applicable) shall cause the applicable member or members of its respective Group to enter into, the Ancillary Agreements and any other Contracts in respect of the Spinco Distribution reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

Section 3.6 Distribution Agent. Remainco shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Spinco Distribution in furtherance of Section 2.1 and the terms of the Merger Agreement.

ARTICLE IV

THE DISTRIBUTION

Section 4.1 Form of Distribution. Remainco may, in its sole discretion, elect to effect the Spinco Distribution as a Spin-Off, as an Exchange Offer, or as a combination of a Spin-Off and an Exchange Offer with or without a Clean-Up Spin-Off. Remainco shall provide written notice to RMT Partner of the form of the Spinco Distribution no later than thirty (30) days prior to the anticipated Distribution Date; provided that in the event that Remainco elects to effect the Spinco Distribution as an Exchange Offer, the foregoing prior written notice requirement shall not prohibit Remainco from effecting a Spin-Off or Clean-Up Spin-Off if the Exchange Offer is not fully subscribed. All shares of Spinco Common Stock held by Remainco on the Spinco Distribution Date will be distributed to the holders of Remainco Common Stock in the manner set forth in Section 4.2. In the event Remainco elects to effect a Spin-Off, at least five (5) Business Days prior to the Spinco Distribution Date, Remainco shall provide to Spinco and RMT Partner a list of Record Holders entitled to receive Spinco Common Stock in connection with such Spinco Distribution.

Section 4.2 Manner of Distribution.

(a) To the extent the Spinco Distribution includes a Spin-Off, subject to the terms thereof, in accordance with Section 4.6, each Record Holder (other than Remainco or any other member of the Remainco Group) will be entitled to receive for each share of common stock, par value $0.01 per share, of Remainco (“Remainco Common Stock”) held by such Record Holder as of the Record Date a number of shares of Spinco Common Stock equal to the total number of shares of Spinco Common Stock held by Remainco on the Spinco Distribution Date, multiplied by a fraction, the numerator of which is the number of shares of Remainco Common Stock held by such Record Holder as of the Record Date and the denominator of which is the total number of shares of Remainco Common Stock outstanding on the Record Date (for avoidance of doubt, excluding treasury shares held by any member of the Remainco Group). To the extent the Spinco Distribution is effected as a Spin-Off, prior to the Spinco Distribution Date, the Remainco Board, in accordance with applicable Law, shall establish (or designate a committee of the Remainco Board to establish) the Record Date for the Spinco Distribution and any appropriate procedures in connection with the Spin-Off. To the extent any of the Spinco Distribution is effected as an Exchange Offer followed by a Clean-Up Spin-Off of any remaining shares of Spinco Common Stock to be distributed by Remainco pursuant to Section 4.2(b), the Remainco Board shall set the Record Date as the time on the Spinco Distribution Date immediately following the time at which the validly tendered shares of Remainco Common Stock are accepted for payment in the Exchange Offer.

(b) To the extent any of the Spinco Distribution is effected as an Exchange Offer, (i) Remainco shall determine, in its sole discretion, the terms of such Exchange Offer, including the number of shares of Spinco Common Stock that will be offered for each validly tendered share of Remainco Common Stock and any exchange ratio related thereto (including any discount to the reference price of shares of RMT Partner Common Stock), the period during which such Exchange Offer shall remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer and (ii) in accordance with Section 4.6, each Remainco stockholder may elect in the Exchange Offer to exchange a number of shares of Remainco Common Stock held by such Remainco stockholder for shares of Spinco Common Stock in such quantities, at such an exchange ratio and subject to such other terms and conditions as may be determined by Remainco and set forth in the Distribution Disclosure Documents; provided, however, that except to the extent required by applicable Law, the maximum number of days that the Exchange Offer may be extended following satisfaction of the conditions to the Closing set forth in Article IX of the Merger Agreement (other than consummation of the transactions contemplated by this Agreement and satisfaction of those conditions to be satisfied as of the Closing Date, provided that such conditions are capable of being satisfied at such date) shall be the earlier of (i) twenty (20) Business Days and (ii) the latest date that would permit the Distribution Date to occur prior to the Initial Outside Date in compliance with all applicable laws.

(c) Subject to Section 4.1, the terms and conditions of any Clean-Up Spin-Off shall be as determined by Remainco in its sole discretion; provided, however, that: (i) any shares of Spinco Common Stock that are not subscribed for in the Exchange Offer must be distributed to Remainco’s shareholders in the Clean-Up Spin-Off and (ii) subject to any applicable Law or stock exchange requirement, the Clean-Up Spin-Off shall take place on the Spinco Distribution Date immediately following the consummation of the Exchange Offer and the Record Date for the Clean-Up Spin-Off shall be established as of such date in the same manner as provided in Section 4.2(a).

Section 4.3 Conditions to Distribution. The obligation of Remainco to effect the Distribution pursuant to this Agreement shall be subject to the prior or simultaneous satisfaction, or, to the extent permitted by applicable Law, waiver by Remainco, in its sole and absolute discretion (other than the condition set forth in Section 4.3(a), which prior to the termination of the Merger Agreement may not be waived without RMT Partner’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed), of the following conditions:

(a) The Internal Reorganization shall have been completed substantially in accordance with the Separation Plan (other than those steps that are expressly contemplated to occur at or after the Spinco Distribution);

(b) the consummation of the transactions contemplated by Section 3.4;

(c) an independent appraisal firm shall have delivered an opinion to the Board of Directors of Remainco as to (x) the solvency of Spinco and (y) the solvency and surplus of Remainco, in each case (clauses (x) and (y)) after giving effect to the Spinco Special Cash Payment and the consummation of the Spinco Distribution (with the terms “solvency” and “surplus” having the meaning ascribed thereto under Delaware law) (the “Solvency Opinion”); and such Solvency Opinion shall be reasonably acceptable to Remainco in form and substance in Remainco’s sole discretion; and such Solvency Opinion shall not have been withdrawn or rescinded or modified in any respect adverse to Remainco;

(d) the Tax Matters Agreement, Intellectual Property Cross-License Agreement and the Transition Services Agreement shall have been executed and delivered by each party thereto;

(e) each of the conditions in Article IX of the Merger Agreement to Remainco’s obligations to effect the Merger shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Spinco Distribution and/or the Merger, provided that such conditions are capable of being satisfied at such time); and

(f) RMT Partner shall have irrevocably confirmed to Remainco that each condition in Article IX of the Merger Agreement to RMT Partner’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Spinco Distribution, or (iii) subject to applicable Laws, is or has been waived by RMT Partner.

Each of the foregoing conditions is for the sole benefit of Remainco and shall not give rise to or create any duty on the part of Remainco or its Board of Directors (or any committee thereof) to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit Remainco’s rights of termination set forth in this Agreement or the Merger Agreement. None of Spinco, any member of the Spinco Group or any Third Party shall have any right or claim to require the consummation of the Spinco Distribution.

Section 4.4 Additional Matters.

(a) In the event of a Spin-Off or Clean-Up Spin-Off, no action by any Record Holder shall be necessary for such Record Holder (or such Record Holder’s designated transferee or transferees) to receive the applicable number of shares of Spinco Common Stock such stockholder is entitled to in the Spinco Distribution. For stockholders of Remainco who own shares of Spinco Common Stock through a broker or other nominee, their shares of Spinco Common Stock will be credited to their respective accounts by such broker or nominee.

(b) No member of the Spinco Group, Remainco Group or any of their respective Affiliates, will be liable to any Person in respect of any shares of Spinco Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 4.5 Tax Withholding. Remainco and Spinco, as the case may be, will be entitled, and will instruct the Transfer Agent or the Distribution Agent, as applicable, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payments under the Code or any provision of local or foreign Tax Law. Any withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

Section 4.6 Delivery of Shares. Upon the consummation of the Spinco Distribution, Remainco will deliver to the Transfer Agent or Distribution Agent, as applicable, a book-entry authorization representing the shares of Spinco Common Stock being distributed in the Spinco Distribution for the account of the Remainco stockholders that are entitled thereto.

The Distribution Agent will hold such book-entry shares for the account of the Remainco stockholders pending the Merger, as provided in Section 3.3 of the Merger Agreement. From immediately after the time of the Spinco Distribution until immediately prior to the Effective Time, the shares of Spinco Common Stock will not be transferable and the Transfer Agent for the shares of Spinco Common Stock will not transfer any shares of Spinco Common Stock. The Spinco Distribution will be deemed to be effective upon written authorization from Remainco to the Transfer Agent or the Distribution Agent to proceed as set forth in Section 4.2.

ARTICLE V

CERTAIN COVENANTS

Section 5.1 Auditors and Audits; Annual and Quarterly Financial Statements and Accounting. Each Party agrees (on behalf of itself and each other member of its Group) that, following the Spinco Distribution Date until the completion of each Party’s (or RMT Partner’s) audit for the fiscal year ending December 31 of the calendar year in which the third anniversary of the Spinco Distribution occurs and in any event solely with respect to (x) any statutory audit with respect to any fiscal year ending prior to the Spinco Distribution Date or for any portion of a fiscal year prior to the Spinco Distribution Date, in each case, in respect of which the Party requesting such reasonable assistance and access was an Affiliate (or relevant member of its Group) of the other Party’s Group, (y) the preparation and audit of each of the Party’s (or RMT Partner’s) financial statements for the year ended December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) or amendments thereto, (or the printing, filing and public dissemination thereof) and (z) the audit of each Party’s (or RMT Partner’s) internal controls over financial reporting and management’s assessment thereof and management’s assessment of each Party’s (or RMT Partner’s) disclosure controls and procedures in respect of the year ended December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year); provided that in the event that any Party (or RMT Partner) changes its auditors within one (1) year of the completion of each Party’s (or RMT Partner’s) audit for the fiscal year ending December 31 of the calendar year in which the third anniversary of the Spinco Distribution occurs, then such Party (or RMT Partner) may request reasonable access on the terms set forth in this Section 5.1 for a period of up to one hundred and eighty (180) days from such change; provided, further, that, notwithstanding the foregoing, access of the type described in this Section 5.1 shall be afforded by and to each of the Parties (or RMT Partner) (from time to time following the Spinco Distribution Date), as applicable, to the extent reasonably necessary to respond (and for the limited purpose of responding) to any written request or official comment from a Governmental Entity, such as in connection with responding to a comment letter from the Commission, or as reasonably necessary to meet a filing, reporting or similar obligation required under applicable Law (including under Public Reports):

(a) Date of Auditors’ Opinion. (i) Each of RMT Partner and Spinco shall use commercially reasonable efforts to enable their auditors to complete their audit (and any audit of their respective ultimate parent company) for the fiscal year in which the Spinco Distribution occurs to enable Remainco to meet its timetable for the printing, filing and public dissemination of Remainco’s annual financial statements for such fiscal year and (ii) Remainco shall use commercially reasonable efforts to enable their auditors to complete their audit (and any audit of its ultimate parent company) for the fiscal year in which the Spinco Distribution occurs to enable Spinco’s and RMT Partner to meet its timetable for the printing, filing and public dissemination of Spinco’s and RMT Partner’s annual financial statements for such fiscal year.

(b) Annual Financial Statements. (i) Each of Remainco, Spinco and the RMT Partner shall provide reasonable access to Remainco and the RMT Partner on a timely basis all Information reasonably required to meet such Person’s schedule for the preparation, printing, filing, and public dissemination of such Person’s annual financial statements for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) and for management’s assessment of the effectiveness of such Person’s disclosure controls and procedures and its internal controls over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and, to the extent applicable to Remainco or the RMT Partner, as the case may be, its auditor’s audit of its internal controls over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the Commission’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder, if required (such assessments and audit being referred to as the “Internal Control Audit and Management Assessments”) for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) and (ii) without limiting the generality of the foregoing clause (i), each of Remainco, Spinco and the RMT Partner shall provide all required financial and other Information with respect to itself and its Subsidiaries to its auditors in a sufficient and reasonable time and in sufficient detail to permit its auditors to take all steps and perform all reviews necessary to provide sufficient assistance to the other Person’s auditors (the “Other Party’s Auditors”) with respect to Information to be included or contained in such other Person’s annual financial statements for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year) and to permit the Other Party’s Auditors and management to complete the Internal Control Audit and Management Assessments, if required;

(c) Access to Personnel and Records. Subject to the confidentiality provisions of this Agreement (including, for the avoidance of doubt, those set forth in Article VIII) and to the extent it relates to the time prior to the Spinco Distribution, (i) each Party shall authorize and request its respective auditors to make reasonably available to the Other Parties’ Auditors both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Parties’ auditors’ opinion date, so that the Other Parties’ Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Parties’ auditors as it relates to their auditors’ report on such other Parties’ financial statements, all within sufficient time to enable such other Party to meet its timetable for the printing, filing and public dissemination of its annual financial statements with the Commission for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year), and (ii) each Party shall use commercially reasonable efforts to make reasonably available to the Other Parties’ Auditors and management its personnel and Records in a reasonable time prior to the Other Parties’ Auditors’ opinion date and other Parties’ management’s assessment date so that the Other Parties’ Auditors and other Parties’ management are able to perform the procedures they reasonably consider necessary to conduct the Internal Control Audit and Management Assessments;

(d) Current, Quarterly and Annual Reports. (i) at least three (3) Business Days prior to the earlier of public dissemination or filing with the Commission, each Party and RMT Partner shall deliver to each other Party and RMT Partner a reasonably complete draft of any earnings news release or any filing with the Commission containing financial statements for the related year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year) and the calendar year proceeding such year, including current reports on Form 8-K, quarterly reports on 10-Q and annual reports on Form 10-K or any other annual report purporting to fulfill the requirements of 17 CFR 240-14c-3 (such reports, collectively, the “Public Reports”); provided, however, that each of the Parties and RMT Partner may continue to revise its respective Public Report prior to the filing thereof, which changes will be delivered to each other Party and RMT Partner as soon as reasonably practicable; provided, further, that each Party’s and RMT Partner’s personnel will actively and reasonably consult with each other’s personnel regarding any proposed changes to its respective Public Report and related disclosures prior to the anticipated filing with the Commission, with particular focus on any changes which would reasonably be expected to have an effect upon each other Party’s or RMT Partner’s financial statements or related disclosures, (ii) each Party and RMT Partner shall notify the other Party and/or RMT Partner, as applicable, as soon as reasonably practicable after becoming aware thereof, of any material accounting differences between the financial statements to be included in such Party’s or RMT Partner’s annual report on Form 10-K and the pro-forma financial statements included, as applicable, in the Spinco Form 10, the Form 8-K to be filed by Remainco with the Commission on or about the time of the Spinco Distribution and (iii) if any such differences are notified by any Party or RMT Partner, the Parties and RMT Partner shall confer and/or meet as soon as reasonably practicable thereafter, and in any event prior to the filing of any Public Report, to consult with each other in respect of such differences and the effects thereof on the other Person’s applicable Public Reports;

(e) to the extent RMT Partner is required to describe the compensation plans of Remainco in order to comply with any reporting, disclosure, filing or other requirements imposed under applicable securities Laws or exchange requirements, RMT Partner shall substantially conform such discussion to Remainco’s most recently filed Proxy Statement or Form 10-K to the extent consistent with applicable Law; and

(f) Nothing in this Section 5.1 shall require any Party or RMT Partner to violate any agreement with any Third Party regarding the confidentiality of confidential and proprietary Information relating to that Third Party or its business; provided, however, that in the event that a Party or RMT Partner is required under this Section 5.1 to disclose any such Information, such Party or RMT Partner shall use commercially reasonable efforts to seek to obtain such Third Party’s written consent to the disclosure of such Information.

Section 5.2 Separation of Information.

(a) Except as set forth on Schedule 5.2(a), Spinco shall, and shall cause the other members of the Spinco Group to, use commercially reasonable efforts to deliver to Remainco (or its designee) as promptly as practicable (and, in any event, no later than thirty-six (36) months following the Spinco Distribution) all Information (i) that constitutes a Remainco Asset, (ii) to which a member of the Remainco Group has a license pursuant to an Ancillary Agreement (or to the extent such Information is reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement) or (iii) to the extent that such Information is related to the Remainco Business, but, in each case of the foregoing (i) through (iii), if such Information is commingled in any member of the Spinco Group’s current records or archives (whether stored with a Third Party or directly by any member of the Spinco Group), Spinco may redact Information that is a Spinco Asset to which a member of the Remainco Group does not have a license pursuant to an Ancillary Agreement (to the extent such Information is not reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement or that is not otherwise related to the Remainco Business; provided that with respect to any Information to which a member of the Remainco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement.

(b) If Remainco identifies in writing particular Information (whether in written, electronic documentary or other archival documentary form) that Remainco reasonably believes constitutes a Remainco Asset (or to which a member of its Group has a license pursuant to an Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement) or that is otherwise related to the Remainco Business, but is held by or on behalf of any member of the Spinco Group (or any transferee thereof), Spinco shall, and shall cause any other applicable member of the Spinco Group to, request that the archive holder deliver such item to Spinco for review as soon as reasonably practicable, and Spinco shall review such request and deliver the requested material to Remainco as promptly as reasonably practicable and in any event within five (5) Business Days of receiving the material from the archive holder; provided that if the requested material is not specific and requires a longer period of review in light of the breadth of the request, Spinco shall deliver the material to Remainco as promptly as reasonably practicable and shall notify Remainco of the expected timeframe to allow Remainco to narrow such request if desired; provided, further, that with respect to any Information to which a member of the Remainco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement or Ancillary Agreement; provided, further, that if such requested material does not constitute a Remainco Asset (and a member of the Remainco Group is not otherwise granted a license pursuant to an Ancillary Agreement (and such Information is not reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement) or is not otherwise related to the Remainco Business, Spinco shall not deliver the material to Remainco, but shall provide Remainco with an explanation in reasonable detail of such determination and discuss with Remainco in good faith.

(c) Except as set forth on Schedule 5.2(c), Remainco shall, and shall cause the other members of the Remainco Group to, use commercially reasonable efforts to deliver to Spinco (or its designee) as promptly as practicable (and, in any event, no later than thirty-six (36) months following the Spinco Distribution) all Information (i) that constitutes a Spinco Asset, (ii) to which a member of the Spinco Group has a license pursuant to an Ancillary Agreement (or to the extent such Information is reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement) or (iii) to the extent that such Information is related to the Spinco Business, but, in each case of the foregoing (i) through (iii), if such Information is commingled in any member of the Remainco Group’s current records or archives (whether stored with a Third Party or directly by any member of the Remainco Group), Remainco may redact Information that is a Remainco Asset to which a member of the Spinco Group does not have a license pursuant to an Ancillary Agreement (to the extent such Information is not reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement or is not otherwise related to the Remainco Business; provided that with respect to any Information to which a member of the Spinco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement.

(d) If Spinco identifies in writing particular Information (whether in written, electronic documentary or other archival documentary form) that Spinco reasonably believes constitutes a Spinco Asset (or to which a member of its Group has a license pursuant to an Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access thereto pursuant to a Ancillary Agreement) or is otherwise related to the Spinco Business, but is held by or on behalf of any member of the Remainco Group (or any transferee thereof), Remainco shall, and shall cause any other applicable member of the Remainco Group to, request that the archive holder deliver such item to Remainco for review as soon as reasonably practicable, and Remainco shall review such request and deliver the requested material to Spinco as promptly as reasonably practicable and in any event within five (5) Business Days of receiving the material from the archive holder; provided that if the requested material is not specific and requires a longer period of review in light of the breadth of the request, Remainco shall deliver the material to Spinco as promptly as reasonably practicable and shall notify Spinco of the expected timeframe to allow Spinco to narrow such request if desired; provided, further, that with respect to any Information to which a member of the Spinco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement; provided, further, that if such requested material does not constitute a Spinco Asset (and a member of the Spinco Group is not otherwise granted a license pursuant to an Ancillary Agreement (and such Information is not reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement) or is not otherwise related to the Spinco Business, Remainco shall not deliver the material to Spinco but shall provide Spinco with an explanation in reasonable detail of such determination and discuss with Spinco in good faith.

Section 5.3 Nonpublic Information. Each Party acknowledges on behalf of itself and the other members of its Group that Information provided under Section 5.1 may constitute material, nonpublic information, and trading in the securities of a member of any Group (or the securities of such Person’s Affiliates, or partners) while in possession of such material, nonpublic material information may constitute a violation of the U.S. federal securities Laws.

Section 5.4 Cooperation. From the Spinco Distribution until the date that is the third (3rd) anniversary of the Spinco Distribution, and subject to the terms and limitations contained in this Agreement and the Ancillary Agreements, each Party shall, and shall cause the other members of its Group, their respective then-Affiliates, each of its and their respective Affiliates and its and their employees to provide reasonable cooperation and assistance to each other Party (and any member of such Party’s Group) in connection with the completion of the Internal Reorganization and the transactions contemplated herein and in each Ancillary Agreement in connection with requests for Information from, audits or other examinations of, such other Party (or member of such Party’s Group) by a Governmental Entity at no additional cost to the Party (or member of such Party’s Group) requesting such assistance other than for the actual out-of-pocket costs (which shall not include the costs of salaries and benefits of employees of such Party (or its Group) or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing) incurred by any such Party (or its Group), if applicable. The cooperation and assistance provided for in this Section 5.4 shall not be required to the extent such cooperation and assistance would result in an undue burden on any Party (or any member of its Group) or would unreasonably interfere with any of its employees’ normal functions and duties.

Section 5.5 Permits and Financial Assurance.

(a) At such time as the conditions to the Internal Reorganization have been satisfied in accordance with Section 2.3 and prior to the Spinco Distribution, the Permit Transferor shall be responsible for preparing and submitting, on a timely basis, all filings required to effect, as applicable (i) the Transfer to the applicable Permit Transferee of all permits, including Environmental Permits, that constitute Assets that are allocated to the Permit Transferee’s Group pursuant to this Agreement, and (ii) the issuance of all permits, including Environmental Permits, necessary for the conduct of the Business of the Permit Transferee’s Group as it is conducted as of the time of the Spinco Distribution after giving effect to the Ancillary Agreements. The Permit Transferee shall cooperate with the Permit Transferor with respect to the filing of such transfer or reissuance requests, including executing any necessary forms as required and providing information in the Permit Transferee’s possession to the Permit Transferor that is necessary for any such transfer or reissuance request. Following the Spinco Distribution, notwithstanding Section 2.9, the Permit Transferor shall, and shall cause the other members of its Group to, use commercially reasonable efforts to (A) assist the Permit Transferee by providing any information necessary to allow the Permit Transferee to apply to the applicable Governmental Entity for issuance of a new permit, including Environmental Permits, to the Permit Transferee, to the extent that such application was not submitted prior to the Spinco Distribution pursuant to this Section 5.5(a), (B) of the type in clause (i) and (ii) above, maintain each permit, including any Environmental Permit, that was not Transferred to the Permit Transferee prior to the Spinco Distribution (a “Non-Transferred Permit”), in full force and effect in all material respects in the ordinary course of business consistent with past practice (or, if greater, the level of effort agreed to maintain and administer its own permits, including any Environmental Permit) and taking into account the transactions contemplated by this Agreement, until such time as the permit has been transferred or reissued to the Permit Transferee, provided, that the Permit Transferor’s obligation hereunder is conditioned on the Permit Transferee undertaking prompt action to apply for and prosecute the reissuance or a transfer of said Non-Transferred Permit, (C) cooperate in any reasonable and lawful arrangement designed to provide to the Permit Transferee the benefits arising under each Non-Transferred Permit, including accepting such reasonable direction as the Permit Transferee shall request of the Permit Transferor, and (D) enforce at the Permit Transferee’s reasonable request, or allow the Permit Transferee to enforce in a commercially reasonable manner, any rights of the Permit Transferor under such Non-Transferred Permit (to the extent related to the Business of the Permit Transferee); provided that (x) the costs and expenses incurred by the Permit Transferor related to the foregoing clauses (A)-(B) shall be borne solely by the Permit Transferor and (y) the costs and expenses incurred by the Permit Transferor related to the foregoing clauses (C) – (D) shall be borne solely by the Permit Transferee. Following the Spinco Distribution, the Permit Transferee shall be responsible for compliance by the Business of its Group with all of the terms and conditions of any permit, including any Environmental Permit, which is a Non-Transferred Permit. The Permit Transferee shall be responsible for all Liabilities related thereto and shall indemnify the Permit Transferor pursuant to Article VII for all Indemnifiable Losses to the extent relating to or arising in connection with or resulting from a permit, including any Environmental Permit, which is a Non-Transferred Permit due to the Business of its Group, including fines or penalties arising from violations by its Group of any terms and/or conditions of the Non-Transferred Permit. The covenants and agreements set forth in this Section 5.5(a) of a Permit Transferor or Permit Transferee that is a member of the Remainco Group shall constitute Remainco Liabilities and where such Permit Transferor or Permit Transferee is a member of the Spinco Group they shall constitute Spinco Liabilities. Notwithstanding Section 2.8 or Section 2.9, but in furtherance of the foregoing, in the case of any permits (including Environmental Permits) which are related to both the Remainco Business and the Spinco Business (a “Shared Permit”), the holder of such Shared Permit shall be entitled to elect whether to (i) Transfer the applicable Shared Permit to a member of the other Party’s Group (as designated by such Party) and procure for itself any new permits or (ii) procure the issuance for the other Party of such new permits, including Environmental Permits, related to the existing Shared Permits (to the extent necessary for the conduct of the Business of such other Party’s Group as it is conducted as of the time of the Spinco Distribution after giving effect to the Ancillary Agreements); provided, that, in each case, and for the avoidance of doubt, if there is any delay in the Transfer or procurement of such permit, clauses (A)-(D) of this Section shall continue to apply.

(b) Subject to Article VII, as required by applicable Law and as soon as practicable after the Spinco Distribution, but in any event no later than thirty (30) days after the Spinco Distribution unless otherwise permitted under applicable Law, each of Remainco and Spinco, as the case may be, shall, or shall cause another member of its Group to, submit to the appropriate regulatory agencies documentation satisfactory to such agencies that it has procured financial assurance, in compliance with applicable Laws, to replace the financial assurance provided by members of the other Parties’ Groups in respect of Environmental Liabilities that constitute Remainco Liabilities or Spinco Liabilities, respectively, pursuant to such Laws. A schedule of the financial assurance related to Environmental Liabilities required to be obtained by each of the Remainco Group and Spinco Group as of the date of this Agreement is set forth on Schedule 5.5. Subject to Article VII, to the extent that the Environmental Liability underlying such financial assurance is a Remainco Liability or a Spinco Liability, Remainco or Spinco, respectively, shall remain liable for the costs and expenses associated with maintaining such financial assurance, even in circumstances where an Indemnitee is required as a matter of applicable Law to obtain such financial assurance.

Section 5.6 Non-Competition.

(a) For a period of three (3) years from the Spinco Distribution Date (the “Bio-PDO Non-Compete Period”), none of Spinco, any member of the Spinco Group nor any of its or their Affiliates shall, directly or indirectly, own, manage, or operate or engage in (including by means of licensing or granting rights to, or engaging in a similar arrangement with, another Person, or by causing or directing any Person to own, manage, or operate or engage in) the business of researching, developing, manufacturing, selling, marketing, commercializing or otherwise using 1,3-propanediol (“PDO”) produced from biological processes (or biological materials used for purposes of making the same) anywhere in the world or hold any ownership interest in any Person who engages in, or licenses or otherwise grants any rights to or assists any Person to engage in, or operates such business (the foregoing, the “Spinco Prohibited Activities”). Notwithstanding the foregoing, nothing herein shall prevent (i) Spinco from making, having made, or selling or licensing the production of or assisting third parties in the production of PDO produced from sources other than biological sources or (ii) RMT Partner from granting a license to its and its Subsidiaries’ Intellectual Property if such license is not entered into for purposes of granting rights to any Spinco Prohibited Activities.

(b) Notwithstanding the foregoing Spinco Prohibited Activities, the Parties agree that nothing herein shall prohibit Spinco, any member of the Spinco Group or any of its or their Affiliates from:

(i) acquiring or investing in any Person, or the assets thereof, if less than five percent (5%) of each of the gross revenues, assets and income of such Person or assets (based on such Person’s latest annual audited consolidated financial statements, to the extent available) are related to or were derived from any of the Spinco Prohibited Activities; and

(ii) acquiring (x) passive ownership, solely as an investment, of five percent (5%) or less of the securities of any Person and (y) any interest in any Person, regardless of the relative size of the ownership interest or revenues derived from Spinco Prohibited Activities, through any pension trust or similar benefit plan investment vehicle (or agent thereof in their capacity as such) of Spinco, the members of the Spinco Group or any of its or their Affiliates, as applicable, so long as such investments are passive investments in securities in the ordinary course of its respective operations.

(c) Notwithstanding anything to the contrary contained herein, if Spinco or RMT Partner undergoes a Change of Control after the Spinco Distribution and prior to the end of the Non-Compete Period, then in connection with the entry into an agreement providing for such Change of Control, Spinco or RMT Partner shall cause the acquiring third party to enter into an agreement that subjects the acquired operations and activities of Spinco, the members of the Spinco Group, RMT Partner, RMT Partner’s Subsidiaries and any Affiliates of the foregoing (other than the third party and its Affiliates prior to such acquisition to the extent not already Affiliates of such Persons) (the “Pre-Acquisition Entities”) to the restrictions set forth in this Section 5.6 to the same extent as they apply to Pre-Acquisition Entities immediately prior to the consummation of such Change of Control for the remainder of the Non-Compete Period. For the avoidance of doubt, the acquiring third party or surviving entity or parent of such acquiring third party or its Subsidiaries and Affiliates (but not Pre-Acquisition Entities or any of their respective Subsidiaries) (the “Acquirers”) may engage in the Spinco Prohibited Activities to the extent not Affiliates of Spinco or RMT Partner prior to such acquisition; provided, that, the Acquirers shall hold separate the business and Assets of Pre-Acquisition Entities immediately prior to such time from the portions of the Acquirers’ business engaged directly or indirectly in the Spinco Prohibited Activities and shall not otherwise integrate Pre-Acquisition Entities’ business engaged in the Spinco Prohibited Activities into the portions of its business engaged directly or indirectly in any Spinco Prohibited Activity and shall not in any way use or accept for use, or otherwise allow access to any Assets or Information of Pre-Acquisition Entities’ business by the portion of the Acquirers’ business engaged in the Spinco Prohibited Activities.

(d) For the avoidance of doubt, references in this Section 5.6 to “Affiliates” of Spinco shall include RMT Partner and its Subsidiaries and Affiliates.

(e) Spinco (on behalf of itself and each member of its Group) and RMT Partner acknowledge and agree that this Section 5.6 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by Remainco.

(f) Spinco (on behalf of itself and each member of its Group) and RMT Partner further acknowledge and agree that the restrictive covenants and other agreements contained in this Section 5.6 are an essential part of this Agreement and the transactions contemplated hereby. It is the intent of Remainco, Spinco and RMT Partner that the provisions of this Section 5.6 shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Each of Spinco and RMT Partner has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 5.6 are intended to be reasonable and proper in scope, duration and geographical area and in all other respects. Subject to the terms of Article XI, Spinco (on behalf of itself and each member of its Group) and RMT Partner acknowledge and agree that irreparable harm would occur in the event that the Spinco or any member of the Spinco Group or RMT Partner or any of its Subsidiaries, as applicable, does not perform, or cause to be performed, any provision of this Section 5.6 in accordance with its specific terms or otherwise breach this Section 5.6 and the remedies available to Remainco at law for any breach or threatened breach of this Section 5.6, including monetary damages, are inadequate compensation for any Indemnifiable Loss. Accordingly, from and after the Spinco Distribution, in the event of any actual or threatened default in, or breach of, any of the terms and provisions of this Section 5.6, Spinco (on behalf of itself and each member of its Group) and RMT Partner agree that Remainco shall, subject and pursuant to the terms of Article IX, have the right to specific performance and injunctive or other equitable relief of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Spinco (on behalf of itself and each member of its Group) and RMT Partner agree that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived. If any such covenant is found to be invalid, void or unenforceable in any situation in any jurisdiction by a final determination of the Arbitral Tribunal, Emergency Arbitrator and the court or any other Governmental Entity of competent jurisdiction, each of Remainco, Spinco and RMT Partner agrees that: (i) such determination shall not affect the validity or enforceability of (x) the offending term or provision in any other situation or in any other jurisdiction, or (y) the remaining terms and provisions of this Section 5.6 in any situation in any jurisdiction; (ii) the offending term or provision shall be reformed rather than voided and the Arbitral Tribunal, Emergency Arbitrator and court or Governmental Entity making such determination shall have the power to reduce the scope, duration or geographical area of any invalid or unenforceable term or provision, to delete specific words or phrases, or to replace any invalid or enforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision, in order to render the restrictive covenants set forth in this Section 5.6 enforceable to the fullest extent permitted by applicable Law; and (iii) the restrictive covenants set forth in this Section 5.6 shall be enforceable as so modified.

ARTICLE VI

DWDP SDA; CERTAIN DWDP ANCILLARY AGREEMENTS; CORTEVA LETTER AGREEMENT

Section 6.1 No Assignment. For the avoidance of doubt, notwithstanding anything to the contrary set forth in this Agreement, no member of the Remainco Group shall have any obligation pursuant to this Agreement or any other Transaction Agreement to assign or use any level of effort to attempt to assign or otherwise Transfer any DWDP Separation Related Agreement, in full or in part, or any rights thereunder to any member of the Spinco Group other than (i) the Spinco Specified DWDP Separation Related Agreements (which are subject to Section 2.8) and (ii) the Severable DWDP Separation Related Agreements (which are subject to Section 2.4). For the avoidance of doubt, Remainco may elect in its reasonable discretion and in consultation with Spinco and RMT Partner to partially assign any DWDP Separation Related Agreement to effectuate the intent of this Article VI (but at all times subject to the terms of this Article VI including the limitations set forth in Section 6.2(b)).

Section 6.2 Spinco Enforcement.

(a) Subject to Section 6.2(b), unless the benefits of a Shared DWDP Separation Related Agreement are conveyed to Spinco (or a member of its Group) pursuant to an Ancillary Agreement, from and after the Spinco Distribution, Remainco shall (or shall cause the applicable member of the Remainco Group to), at Remainco’s election, either (i) enforce at Spinco’s request (or shall cause the applicable member of the Remainco Group to) or (ii) allow Spinco or another member of the Spinco Group, as applicable, to enforce in a commercially reasonable manner, any and all rights of any member of the Remainco Group (after giving effect to the Separation) under any and all Shared DWDP Separation Related Agreements to the extent related to the Spinco Business, Spinco Assets or Spinco Liabilities (and Spinco shall (x) directly bear the out of pocket costs and expenses of such enforcement to the extent related to the rights being enforced for the benefit of the Spinco Group, (y) indemnify Remainco against any Indemnifiable Losses arising out of such enforcement to the extent related to the rights being enforced for the benefit of the Spinco Group and (z) for the avoidance of doubt, be entitled to any recovery to the extent (1) related to the Spinco Business or Spinco Assets and (2) related to, arising out of or resulting from such enforcement). Notwithstanding anything in this Agreement to the contrary (including the definition of “Spinco Assets”), under no circumstances will Spinco or any member of the Spinco Group be entitled to any right, interest or benefit under any Shared DWDP Separation Related Agreement or to compel any enforcement thereof except, in each case, (x) the Spinco Vested DWDP Rights, (y) as set forth in this Section 6.2 and (z) as set forth in the Tax Matters Agreement.

(b) Notwithstanding Section 6.2(a):

(i) no member of the Remainco Group shall have any obligation to any Spinco Indemnitee or any of their respective then-Affiliates to offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party to enforce any Shared DWDP Separation Related Agreement;

(ii) no member of the Spinco Group shall have any right to, and no member of the Remainco Group shall have any obligation to any member of the Spinco Group (or any other Spinco Indemnitee) to, exercise any rights or enforce any obligations relating to, arising out of or resulting from the “Contingent Claim Committee” (as defined in the DWDP SDA), “Shared Historical DuPont Claim Committee” (as defined in the DWDP SDA) or any of the provisions set forth on Schedule 6.2(b)(ii) (the “Remainco Designated Rights”);

(iii) [Reserved];

(iv) no member of the Spinco Group shall have any right to, and no member of the Remainco Group shall have any obligation to any member of the Spinco Group (or any other Spinco Indemnitee) to, exercise any rights or enforce any obligations under any Shared DWDP Separation Related Agreements, including by commencing or maintaining any Action against any Third Party to enforce (or to allow any member of the Spinco Group to enforce) any Shared DWDP Separation Related Agreement if, in the good faith judgment of Remainco (or if such member of Remainco Group is not an Affiliate of Remainco at such time, such member of the Remainco Group), exercising any such rights or enforcing any such obligations (including, with respect to any Action, the commencement, maintenance or resolution thereof by order, judgment, settlement or otherwise) would reasonably be expected to (A) materially and adversely impact the conduct of the Remainco Business or result in a material adverse change to any member of the Remainco Group at shared locations where any member of the “MatCo Group” (as defined in the DWDP SDA) and any member of the Remainco Group or any member of the AgCo Group and any member of the Remainco Group, as applicable, have operating agreements, governmental permits or joint obligations to a Governmental Entity with interdependencies or (B) result in a material adverse effect on the financial condition or results of operations of Remainco and its Subsidiaries (or if such member of Remainco Group is not an Affiliate of Remainco at such time, such member of the Remainco Group and its then-Affiliates) at such time or the Remainco Business conducted thereby at such time, taken as a whole, and in the case of both (A) and (B), such material adverse effect would reasonably be expected to be greater with respect to the Remainco Group, taken as a whole, than the effect on the Spinco Group, taken as a whole; provided, however, that Spinco may request that Remainco commence or maintain an Action (and/or cause the applicable member of the Remainco Group party to such Shared DWDP Separation Related Agreement to commence or maintain an Action), which request shall be considered in good faith by Remainco; provided, further, that Remainco’s good faith determination not to commence or maintain an Action shall not in and of itself constitute a breach of this Section 6.2, but the foregoing shall not preclude consideration of Remainco’s good faith for purposes of determining compliance with this Section 6.2.

(c) From and after the Spinco Distribution, Remainco shall not (and shall cause the other applicable members of the Remainco Group not to), without the consent of Spinco (such consent not to be unreasonably withheld, conditioned or delayed) (x) waive any rights under such Shared DWDP Separation Related Agreement to the extent related to the Spinco Business, Spinco Assets or Spinco Liabilities of such other Party, (y) terminate (or consent to be terminated by the counterparty) such Shared DWDP Separation Related Agreement except in connection with (1) the expiration of such Shared DWDP Separation Related Agreement in accordance with its terms (it being understood, for the avoidance of doubt, that sending a notice of non-renewal to the counterparty to such Shared DWDP Separation Related Agreement in accordance with the terms of such Shared DWDP Separation Related Agreement is expressly permitted) or (2) a partial termination of such Shared DWDP Separation Related Agreement that would not reasonably be expected to impact any rights under such Shared DWDP Separation Related Agreement related to the Spinco Business, Spinco Assets or Spinco Liabilities, or (z) amend, modify or supplement such Shared DWDP Separation Related Agreement in a manner (1) material (relative to the existing rights and obligations related to the Spinco Business, Spinco Assets or Spinco Liabilities under such Shared DWDP Separation Related Agreement) and adverse to the Spinco Business, Spinco Assets or Spinco Liabilities of such other Party or any of its Subsidiaries and (2) disproportionate in the impact incurred by the Spinco Business, Spinco Assets or Spinco Liabilities under such Shared DWDP Separation Related Agreement (relative to the existing rights and obligations related to the Spinco Business, Spinco Assets or Spinco Liabilities under such Shared DWDP Separation Related Agreement) compared to the impact incurred by the Remainco Business, Remainco Assets or Remainco Liabilities under such Shared DWDP Separation Related Agreement (relative to the existing rights and obligations related to the Remainco Business, Remainco Assets or Remainco Liabilities under such Shared DWDP Separation Related Agreement).

(d) From and after the Spinco Distribution, as applicable, if a member of a Group (the “DWDP Notice Recipient”) receives from a counterparty to a Shared DWDP Separation Related Agreement a formal notice of breach of such Shared DWDP Separation Related Agreement that would reasonably be expected to impact the other Group, the DWDP Notice Recipient shall provide written notice to the other Party as soon as reasonably practicable (and in no event later than five (5) Business Days following receipt of such notice) and the Parties shall consult with respect to the actions proposed to be taken regarding the alleged breach. If Remainco or another member of the Remainco Group (the “DWDP Notifying Party”) sends to a counterparty to a Shared DWDP Separation Related Agreement a formal notice of breach of such Shared DWDP Separation Related Agreement that would reasonably be expected to impact the Spinco Group, the DWDP Notifying Party shall provide written notice to Spinco as soon as reasonably practicable (and in any event no less than five (5) Business Days prior to sending such notice of breach to the counterparty), and the Parties shall consult with each other regarding such alleged breach. From and after the Spinco Distribution, as applicable, no Party shall (and each Party shall cause the other members of its Group not to) breach any Shared DWDP Separation Related Agreement to the extent such breach would reasonably be expected to result in a loss of rights, or acceleration of obligations, of any member of the other Party’s Group (or related to its Business, Assets or Liabilities under such Shared DWDP Separation Related Agreement) pursuant to (X) such Shared DWDP Separation Related Agreement, or (Y) any other Contract with the Third Party counterparty to such Shared DWDP Separation Related Agreement (or any of its Affiliates) in existence at the time of the Spinco Distribution that contains cross-default or similar provisions related to such Shared DWDP Separation Related Agreement.

Section 6.3 Spinco Obligations. Spinco shall, or shall cause the applicable member of the Spinco Group to, pay, perform and discharge fully all of the obligations and Liabilities of any member of the Remainco Group or Spinco Group under the DWDP Separation Related Agreements (other than the Remainco Specified Separation Related Agreements) to the extent constituting a Spinco Liability and shall otherwise use commercially reasonable efforts to pay, perform and discharge such obligations and Liabilities related to the Spinco Business or a Spinco Asset or any obligation that Remainco is obligated to cause the other members of the “SpecCo Group” (as defined in the DWDP SDA) to perform as if it were a party thereto. To the extent any such performance by Spinco is not permitted by any applicable counterparty, and subject to any separate arrangement reached in any Ancillary Agreement, Remainco shall continue to pay, perform and discharge fully all such obligations in coordination with and at Spinco’s direction, and any and all costs, expenses and Liabilities incurred by Remainco or its Affiliates in connection with the performance by Remainco or its Affiliates of its obligations under this Section 6.3 shall be borne solely by Spinco.

Section 6.4 Certain Matters Relating to Article XI of the DWDP SDA.

(a) In furtherance and not in limitation of this Article VI, with respect to Liabilities of Remainco and its Subsidiaries immediately prior to the Spinco Distribution that (x) constitute Spinco Liabilities (other than those incurred by a member of the Remainco Group) or (y) are otherwise incurred by a member of the Spinco Group, in each case to the extent related to or arising from occurrences prior to the date of the Spinco Distribution, and to the extent any rights to insurance coverage applicable to those Liabilities are available under any Accessible DWDP Insurance Policy and access to such Accessible DWDP Insurance Policy is available to “SpecCo” and members of the “SpecCo Group” (as defined in the DWDP SDA) pursuant to Article XI of the DWDP SDA:

(i) Any rights to such insurance coverage earlier assigned to Remainco pursuant to the DWDP SDA are hereby assigned by Remainco (on behalf of itself and the applicable members of its group) to the applicable members of the Spinco Group on that same date, to the extent permissible under the DWDP SDA and any Accessible DWDP Insurance Policy; and

(ii) If permitted under such Accessible DWDP Insurance Policy and the DWDP SDA, Remainco shall (or shall cause the applicable member of its Group to) provide the applicable member of the Spinco Group with, from the date of the Spinco Distribution, access to and the right to make claims under, the applicable Accessible DWDP Insurance Policy; provided that such access to, and the right to make claims under, such Accessible DWDP Insurance Policy shall be subject to the terms, conditions and exclusions of such policy, including any limits on coverage or scope, and any deductibles, self-insured retentions, retrospective premiums, and other chargeback amounts, fees, costs and expenses and subject to the terms of the DWDP SDA and shall be subject further to the following:

(1) If permitted under such Accessible DWDP Insurance Policy and the DWDP SDA, the applicable member of the Spinco Group shall be responsible for the submission, administration and management of any claims under such Accessible DWDP Insurance Policy; provided that Spinco shall provide reasonable written notice to Remainco, or the relevant member of its respective Group, prior to submitting any such claim;

(2) If such Accessible DWDP Insurance Policy or the DWDP SDA does not permit the applicable members of the Spinco Group to directly submit claims under such Accessible DWDP Insurance Policy, Spinco shall, or shall cause the applicable member of the Spinco Group to, report any potential claims under such Accessible DWDP Insurance Policy as soon as reasonably practicable to Remainco, and Remainco shall, or shall cause the relevant member of its Group to, submit such claims directly to the applicable insurer on behalf of the applicable member of the Spinco Group to the extent permitted by the DWDP SDA and the Accessible DWDP Insurance Policy; provided that with respect to any such claims, Spinco (or the applicable member of the Spinco Group) shall (x) be responsible for (A) the preparation of any documents or forms that are required for the submission of such claims and (B) the administration and management of such claims after submission, and (y) provide Remainco, or the relevant member of its Group, with such documents, forms or other information necessary for the submission of such claims by Remainco, or the relevant member of its Group, on behalf of Spinco (or the applicable member of the Spinco Group);

(3) Spinco (or the applicable member of the Spinco Group) shall be responsible for any payments to the applicable Accessible DWDP Insurance Policy Insurer under such Accessible DWDP Insurance Policy relating to Spinco’s (or the applicable member of the Spinco Group’s) claims submissions, and shall indemnify, hold harmless and reimburse Remainco (and the relevant member of the Remainco Group) for any deductibles, retentions, retrospective premiums and other chargeback amounts, fees, costs and expenses incurred by Remainco (or any member of the Remainco Group) to the extent resulting from any access to, or any claims made by Spinco (or any member of the Spinco Group) under, any such Accessible DWDP Insurance Policy provided pursuant to this Article VI and in accordance with the terms thereof and the DWDP SDA (with respect to Spinco Liabilities), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are submitted directly or indirectly by Spinco, a member of the Spinco Group, its or their employees or third parties;

(4) Spinco (or the applicable member of the Spinco Group) shall bear (and none of Remainco or the member of its Group shall have any obligation to repay or reimburse any members of the Spinco Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts of all such claims directly or indirectly made by Spinco or any members of the Spinco Group under such Accessible DWDP Insurance Policy (unless otherwise constituting a Remainco Liability); and

(5) No member of the Spinco Group, in connection with making a claim under any such Accessible DWDP Insurance Policy pursuant to this Article VI and Section 6.4, shall take any action that such Spinco Group member reasonably determines would be reasonably likely to (w) have a material adverse impact on the then-current relationship between any member of the Remainco Group, AgCo Group or MatCo Group, on the one hand (as applicable), and the applicable insurer, on the other hand; (x) result in the applicable insurer terminating or reducing coverage to, or increasing the amount of any premium owed by, any member of the Remainco Group, AgCo Group or MatCo Group under such policy (as applicable); (y) otherwise materially compromise, jeopardize or interfere with the rights of any member of the Remainco Group, AgCo Group or MatCo Group (as applicable) under such policy; or (z) otherwise materially compromise or impair the ability of Remainco, AgCo or MatCo to enforce its rights with respect to any indemnification under or arising out of this Agreement or the DWDP SDA, and Remainco shall have the right to cause Spinco to desist, or cause any other member of the Spinco Group to desist, from any action that Remainco reasonably determines would compromise or impair its rights in accordance with this clause (z) or the rights of MatCo or AgCo.

(b) Nothing contained in this Agreement or Section 6.4 shall be considered an assignment or attempted assignment of any policy of insurance in its entirety (as opposed to an assignment of rights under a policy) or of the DWDP SDA in whole or in part, nor is it considered to be itself a contract of insurance, and further, this Agreement shall not be construed to waive any right or remedy of Remainco, Spinco or any members of their respective Groups under or with respect to any Accessible DWDP Insurance Policy and related programs, or any other contract or policy of insurance, and Remainco, Spinco or any member of their respective Groups reserve all their rights thereunder.

(c) In the event of any action by members of both the Remainco Group and Spinco Group to recover or obtain Insurance Proceeds under an Accessible DWDP Insurance Policy, or to defend any action by an insurer attempting to restrict or deny any coverage benefits under an Accessible DWDP Insurance Policy, to the extent permitted by the DWDP SDA and applicable Law, Remainco and Spinco (or the applicable member of their Group) may join in any such action and be represented by joint counsel and each shall, and shall cause the other members of its Group to, waive any conflict of interest to the extent necessary to conduct any such action.

(d) Notwithstanding the foregoing in this Article VI and Section 6.4, and for the avoidance of doubt, at no time shall Remainco or any member of the Remainco Group be required or obligated to provide any benefit to Spinco or any member of the Spinco Group under, or otherwise take any action under this Agreement with respect to, any Accessible DWDP Insurance Policy to the extent not otherwise permitted or available to Remainco under the DWDP SDA.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Release of Pre-Distribution Claims.

(a) Except (i) as provided in Section 7.1(c), (ii) as may be otherwise expressly provided in this Agreement and (iii) for any matter for which any Indemnitee is entitled to indemnification pursuant to this Article VII, each Party, on behalf of itself and each member of its Group, and to the extent permitted by Law, all Persons who at any time prior to the Spinco Distribution were directors, officers, agents or employees of any member of its respective Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, (x) do hereby, irrevocably but effective at the time of and conditioned upon the occurrence of the Spinco Distribution, and (y) at the time of the Spinco Distribution shall remise, release and forever discharge the other Party and the other members of such other Party’s Group and their respective successors and all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers or employees of any member of such other Party’s Group (in their capacity as such), in each case, together with their respective heirs, executors, administrators, successors and assigns from any and all Liabilities whatsoever, whether at Law or in equity, whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spinco Distribution, including in connection with the Internal Reorganization, Spinco Distribution or any of the other transactions contemplated hereunder and under the Ancillary Agreements; provided, however, that no employee shall be remised, released and discharged to the extent that such Liability relates to, arises out of or results from intentional misconduct by such employee.

(b) Except (i) as provided in Section 7.1(c), (ii) as may be otherwise expressly provided in this Agreement, (iii) for any matter for which any Indemnitee is entitled to indemnification pursuant to this Article VII, or (iv) for any claim relating to or arising from Fraud with respect to any representation or warranty made in the Merger Agreement, RMT Partner, (x) does hereby, irrevocably but effective at the time of and conditioned upon the occurrence of the Spinco Distribution, and (y) at the Spinco Distribution shall remise, release and forever discharge Remainco and the other members of the Remainco Group and their respective successors and all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers or employees of any member of the Remainco Group (in their capacity as such), in each case, together with their respective heirs, executors, administrators, successors and assigns from any and all Liabilities whatsoever, whether at Law or in equity, whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spinco Distribution, to the extent related to the Internal Reorganization, Spinco Distribution or any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements; provided, however, that no Spinco Employee shall be remised, released and discharged to the extent that such Liability relates to, arises out of or results from intentional misconduct by such employee.

(c) Nothing contained in this Agreement, including Section 7.1(a), Section 7.1(b) or Section 7.1(c) shall impair or otherwise affect any right of any Party, any member of any Group, or any Party’s or member of a Group’s respective heirs, executors, administrators, successors and assigns to enforce this Agreement, the Merger Agreement, any Ancillary Agreement, any Continuing Arrangements or any agreements, arrangements, commitments or understandings that continue in effect after the Spinco Distribution pursuant to the terms of this Agreement, the Merger Agreement or any Ancillary Agreement. In addition, nothing contained in Section 7.1(a) shall release any Person from:

(i) any Liability Assumed, Transferred or allocated to a Party or a member of such Party’s Group pursuant to or as contemplated by, or any other Liability of any member of such Group under, this Agreement or any Ancillary Agreement including (A) with respect to Spinco, any Spinco Liability and (B) with respect to Remainco, any Remainco Liability;

(ii) any Liability under any Continuing Arrangements;

(iii) any Liability that the Parties may have with respect to indemnification pursuant to this Agreement or any Ancillary Agreement or otherwise for claims or Actions brought against any Indemnitee by third Persons, which Liability shall be governed by the provisions of this Agreement and, in particular, this Article VII or, in the case of any Liability arising out of a Ancillary Agreement, the applicable provisions of such Ancillary Agreement;

(iv) the obligation of Remainco, Spinco, RMT Partner or the other parties to the Merger Agreement to consummate the Merger and the other transactions expressly contemplated to occur at the Closing, subject to the terms and conditions of the Merger Agreement;

(v) any Liability the release of which would result in a release of any Person other than the Persons released in Section 7.1(a); provided that the Parties and RMT Partner agree not to bring any Action or permit any of their Subsidiaries or other members of their respective Group, or any of their respective Affiliates, to bring any Action against a Person released in Section 7.1(a) with respect to such Liability.

In addition, nothing contained in Section 7.1(a) shall release Spinco from indemnifying any director, officer or employee of Remainco who was a director, officer or employee of Spinco or any of its Subsidiaries on or prior to the Spinco Distribution, as applicable, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification pursuant to obligations existing prior to the Spinco Distribution; it being understood that if the underlying obligation giving rise to such Action is a Remainco Liability, Remainco shall indemnify Spinco for such Liability (including Spinco’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article VII.

(d) From and after the time of the Spinco Distribution, each Party shall not, and shall not permit its Subsidiaries or the other members of its Group, or any of their respective Affiliates, to, make any (or fail to withdraw any previously existing) claim, demand or offset, or commence (or fail to withdraw any previously existing) any Action asserting any claim, demand or offset, including any claim for indemnification, against any other Party or any member of any other Party’s Group, or any other Person released pursuant to Section 7.1(a) or their respective successors with respect to any Liabilities released pursuant to Section 7.1(a).

(e) From and after the time of the Spinco Distribution, RMT Partner shall not, and shall not permit its Subsidiaries, or any of their respective Affiliates, to, make any (or fail to withdraw any previously existing) claim, demand or offset, or commence (or fail to withdraw any previously existing) any Action asserting any claim, demand or offset, including any claim for indemnification, against Remainco or any member of the Remainco Group, or any other Person released pursuant to Section 7.1(b) or their respective successors with respect to any Liabilities released pursuant to Section 7.1(b).

(f) It is the intent of each Party and RMT Partner, by virtue of the provisions of this Section 7.1, to provide for, at the time of the Spinco Distribution, a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Spinco Distribution, whether known or unknown, between or among any Party (and/or a member of such Party’s Group), on the one hand, and any other Party or Parties (and/or a member of such Party’s or parties’ Group) (or RMT Partner and its Affiliates), on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Spinco Distribution), except as specifically set forth in Sections 7.1(a) and 7.1(c). At any time, at the reasonable request of any other Party, each Party shall use reasonable best efforts to cause its Subsidiaries and each other member of its respective Group and, to the extent reasonably practicable each other Person on whose behalf it released Liabilities pursuant to this Section 7.1 to execute and deliver releases reflecting the provisions hereof. Furthermore, at any time, at the reasonable request of Remainco, RMT Partner shall cause its Subsidiaries and, to the extent practicable each other Person on whose behalf it released Liabilities pursuant to this Section 7.1 to execute and deliver releases reflected the provisions hereof.

(g) Each of Remainco and Spinco, on behalf of itself and the members of its Group, hereby waives any claims, rights of termination and any other rights under any Continuing Arrangement related to or arising out of the Internal Reorganization, the Spinco Distribution (including with respect to any of “change of control” or similar provision or from any Party no longer being an Affiliate of the other Party, and agrees that any change in rights or obligations that would automatically be effective as a result thereof be deemed amended to no longer apply (and that Section 2.10 shall apply in respect of such amendments)).

(h) Each of Remainco and RMT Partner, on behalf of itself and its Subsidiaries, hereby waives any claims, rights of termination and any other rights under any Contract by and between or among any member of the Remainco Group or the Spinco Group, on the one hand, and RMT Partner and its Subsidiaries, on the other hand, related to or arising out of the Internal Reorganization, the Spinco Distribution (including with respect to any of “change of control” or similar provision or from any Party no longer being an Affiliate of the other Party, and agrees that any change in rights or obligations that would automatically be effective as a result thereof be deemed amended to no longer apply (and that Section 2.10 shall apply in respect of such amendments)).

Section 7.2 Indemnification by Remainco. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement, following the Spinco Distribution Date, Remainco shall and shall cause the other members of the Remainco Group to indemnify, defend and hold harmless the Spinco Indemnitees from and against any and all Indemnifiable Losses of the Spinco Indemnitees to the extent relating to, arising out of or resulting from (i) the Remainco Liabilities or any Third Party Claim that would, if resolved in favor of the claimant, constitute a Remainco Liability or (ii) any breach by Remainco of any provision of this Agreement.

Section 7.3 Indemnification by Spinco and RMT Partner; RMT Partner Guaranty.

(a) In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement, (x) Spinco shall and shall cause the other members of the Spinco Group to indemnify, defend and hold harmless the Remainco Indemnitees from and against any and all Indemnifiable Losses of the Remainco Indemnitees to the extent relating to, arising out of or resulting from (i) the Spinco Liabilities or any Third Party Claim that would, if resolved in favor of the claimant, constitute a Spinco Liability or (ii) any breach by Spinco of any provision of this Agreement and (y) RMT Partner shall and shall cause its Subsidiaries to indemnify, defend and hold harmless the Remainco Indemnitees from and against any and all Indemnifiable Losses of the Remainco Indemnitees to the extent relating to, arising out of or resulting from any breach by RMT Partner of Section 7.3(b).

(b) RMT Partner Guaranty. Subject to the occurrence of, and effective upon, the Effective Time:

(i) RMT Partner, in order to induce Remainco to execute and deliver this Agreement, hereby absolutely, unconditionally and irrevocably and as a primary obligation (and not as surety only) guarantees (the “RMT Partner Guaranty”) each and every covenant, agreement and other obligation of Spinco and the Spinco Group, including the due, punctual and full payment and performance of Spinco’s (including its permitted designees’ and assigns’) and the Spinco Group’s obligations hereunder when due (and including, for the avoidance of doubt, in connection with any breach of Spinco’s covenants herein). If Spinco or any member of the Spinco Group fails or refuses to pay or perform any such obligations, RMT Partner shall promptly pay or perform such obligations after any such failure or refusal, as applicable; provided that, this RMT Partner Guaranty constitutes an independent guaranty of payment, and is not conditioned on or contingent upon any attempt to enforce in whole or in part any obligations of Spinco or any member of the Spinco Group by Remainco (or the existence or continuance of Spinco as a legal entity).

(ii) This RMT Partner Guaranty is a guarantee of payment and performance, and not of collection, and RMT Partner acknowledges and agrees that this RMT Partner Guaranty is full and unconditional, and no release or extinguishment of Spinco’s and/or its designees’ or assigns’ or any member of the Spinco Group’s Liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this RMT Partner Guaranty. RMT Partner hereby waives (A) any right to require Remainco, as a condition of payment or performance by RMT Partner of any obligations of Spinco hereunder, to proceed against Spinco or any member of the Spinco Group or pursue any other remedy whatsoever in the event that Spinco or any member of the Spinco Group fails to perform its obligations hereunder, and (B) to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by Law which limit the Liability of or exonerate guarantors or sureties (including diligence, presentment, demand of payment, protest and notice, and any requirement that any Person exhaust any right, power or remedy or proceed against Spinco or any member of the Spinco Group under this Agreement or any other agreement referred to herein).

(iii) The RMT Partner Guaranty shall continue to be effective, or be automatically reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of the obligations of Spinco or any member of the Spinco Group is rescinded or must otherwise be restored, returned or rejected for any reason, including upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Spinco or any member of the Spinco Group, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Spinco or any member of the Spinco Group or any substantial part of its or their property, all as though such payments had not been made. RMT Partner hereby waives all claims of waiver, release, surrender, abstraction or compromise and all set-offs, counterclaims, cross- claims, recoupments or other defenses that it may have against Remainco or any member of the Remainco Group. Notwithstanding anything to the contrary herein, the obligations of RMT Partner hereunder are unconditional and irrevocable and will not be affected, released, terminated, discharged or impaired, in whole or in part, by: (A) any modification of, or amendment or supplement to, this Agreement except any amendment executed by all of the parties hereto that expressly provides otherwise, (B) any furnishing or acceptance of security or exchange or release of any security, (C) any inaction or non-exercise of any right, remedy or power with respect to Remainco, (D) the consolidation or merger of Spinco or any member of the Spinco Group with or into any other entity or the sale, lease or disposition by Spinco or any member of the Spinco Group of all or substantially all of its assets to any other entity or (E) any change in the structure of Remainco.

(iv) Without limiting in any way the foregoing, following the Merger, RMT Partner agrees to cause, and to take all actions to enable, Spinco and the members of the Spinco Group to adhere to each provision of the Agreement which requires an act or omission on the part of Spinco or any member of the Spinco Group or any of its or their Affiliates to cause or enable Spinco and the Spinco Group to comply with their obligations under this Agreement.

Section 7.4 Procedures for Third Party Claims.

(a) If a claim or demand is made against a Remainco Indemnitee or a Spinco Indemnitee (each, an “Indemnitee”) by any Person who is not a member of the Remainco Group or Spinco Group (a “Third Party Claim”) as to which such Indemnitee is or may be entitled to indemnification pursuant to this Agreement, such Indemnitee shall notify the Party which is or may be required pursuant to this Article VII to make such indemnification (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim as promptly as practicable (and in any event within thirty (30) days) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this sentence shall not release the Indemnifying Party from any of its obligations under this Article VII except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure; provided, further, that the Indemnifying Party shall not be liable for any expenses incurred by the Indemnitee in defending such Third Party Claim during the period in which the Indemnitee failed to give such notice. Thereafter, the Indemnitee shall deliver to the Indemnifying Party, as promptly as practicable (and in any event within ten (10) Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

(b) Other than in the case of indemnification by a beneficiary Party of a guarantor Party pursuant to Section 2.12(c) (the defense of which shall be controlled by the beneficiary Party), (A) an Indemnifying Party shall be entitled (but shall not be required) to assume and control the defense of any Third Party Claim, and (B) if it does not assume the defense of such Third Party Claim, to participate in the defense of such Third Party Claim, in each case, at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel that is reasonably acceptable to the applicable Indemnitees (after consultation in good faith with the applicable Indemnitees), if it gives prior written notice of its intention to do so to the applicable Indemnitees within thirty (30) days of the Indemnifying Party’s receipt of notice of the relevant Third Party Claim from the applicable Indemnitees pursuant to Section 7.4(a); provided, however, that the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim to the extent such Third Party Claim (x) is an allegation of a criminal violation, (y) seeks injunctive, equitable or other relief other than monetary damages against the Indemnitee (provided that such Indemnitee shall reasonably cooperate with the Indemnifying Party, at the request of the Indemnifying Party, in seeking to separate any such claims from any related claim for monetary damages if this clause (y) is the sole reason that such Third Party Claim is a Non-Assumable Third Party Claim) or (z) is made by a Governmental Entity (clauses (x), (y) and (z), the “Non-Assumable Third Party Claims”). After notice from an Indemnifying Party to an Indemnitee of the Indemnifying Party’s election to assume the defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and, in any event, shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent and material Information, materials and other information in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as are reasonably required by the Indemnifying Party; provided, however, that in the event a conflict of interest exists, or is reasonably likely to exist, that would make it inappropriate in the reasonable judgment of counsel to the applicable Indemnitee(s) for the same counsel to represent both the Indemnifying Party and the applicable Indemnitee(s), such Indemnitee(s) shall be entitled to retain, at the Indemnifying Party’s expense, separate counsel as required by the applicable rules of professional conduct with respect to such matter. In the event that the Indemnifying Party exercises the right to assume and control the defense of a Third Party Claim as provided above, (1) the Indemnifying Party shall keep the Indemnitee(s) reasonably apprised of all material developments in such defense, (2) the Indemnifying Party shall not withdraw from the defense of such Third Party Claim without providing advance notice to the Indemnitee(s) reasonably sufficient to allow the Indemnitee(s) to prepare to assume the defense of such Third Party Claim, and (3) the Indemnifying Party shall conduct the defense of the Third Party Claim actively and diligently, including the posting of any bonds or other security required in connection with the defense of such Third Party Claim.

(c) Other than in the case of a Non-Assumable Third Party Claim, if an Indemnifying Party elects not to assume responsibility for defending a Third Party Claim or fails to notify an Indemnitee of its election as provided in Section 7.4(b), or if the Indemnifying Party fails to actively and diligently defend the Third Party Claim (including by withdrawing or threatening to withdraw from the defense thereof), the applicable Indemnitee(s) may defend such Third Party Claim at the cost and expense of the Indemnifying Party. If the Indemnitee is conducting the defense of any Third Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnitee in such defense and make available to the Indemnitee, at the Indemnifying Party’s expense, all witnesses, pertinent and material Information, material and information in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnitee pursuant to a joint defense agreement to be entered into by Indemnitee and the Indemnifying Party; provided, however, that such access shall not require the Indemnifying Party to disclose any information the disclosure of which would, in the reasonable judgment of the Indemnifying Party, result in the loss of any existing attorney-client privilege with respect to such information or violate any applicable Law.

(d) No Indemnitee may admit any liability with respect to, consent to entry of any judgment of, or settle, compromise or discharge any Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If an Indemnifying Party has failed to assume the defense of a Third Party Claim, it shall not be a defense to any obligation to pay any amount in respect of such Third Party Claim that the Indemnifying Party was not consulted in the defense thereof, that such Indemnifying Party’s views or opinions as to the conduct of such defense were not accepted or adopted, that such Indemnifying Party does not approve of the quality or manner of the defense thereof or that such Third Party Claim was incurred by reason of a settlement rather than by a judgment or other determination of liability.

(e) In the case of a Third Party Claim, the Indemnifying Party shall not admit any liability with respect to, consent to entry of any judgment of, or settle, compromise or discharge, the Third Party Claim without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or judgment (A) completely and unconditionally releases the Indemnitee in connection with such matter, (B) provides relief consisting solely of money damages borne by the Indemnifying Party and (C) does not involve any admission by the Indemnitee of any wrongdoing or violation of Law.

(f) Notwithstanding anything herein or in any Ancillary Agreement or any Conveyancing and Assumption Instrument to the contrary, other than (i) the indemnification provisions in Section 2.4, Section 2.13, Section 6.2 and Section 6.4, (ii) the Spinco Special Cash Payment adjustment mechanism in Section 2.5, (iii) actions for specific performance or injunctive or other equitable relief pursuant to Section 11.18 and (iv) in the case of Fraud with respect to any representation or warranty in the Merger Agreement or any certificate delivered pursuant to Article IX thereof, (A) the indemnification provisions of this Article VII shall be the sole and exclusive remedy of the Parties, the parties to the Conveyancing and Assumption Instruments, RMT Partner and any Indemnitee for any breach of this Agreement or any Conveyancing and Assumption Instrument and for any failure to perform and comply with any covenant or agreement in this Agreement or in any Conveyancing and Assumption Instrument; (B) each party hereto, RMT Partner and each Indemnitee expressly waives and relinquishes any and all rights, claims or remedies it may have with respect to the foregoing other than under this Article VII against any Indemnifying Party; (C) none of the Parties, the members of their respective Groups, RMT Partner or any other Person may bring a claim under any Conveyancing and Assumption Instrument; (D) any and all claims arising out of, resulting from, or in connection with the Internal Reorganization or the other transactions contemplated in this Agreement must be brought under and in accordance with the terms of this Agreement; and (E) no breach of this Agreement or any Conveyancing and Assumption Instrument shall give rise to any right on the part of any party hereto or thereto, after the consummation of the Spinco Distribution, to rescind this Agreement, any Conveyancing and Assumption Instrument or any of the transactions contemplated hereby or thereby, except as expressly provided in Section 2.9(a) and Section 2.9(b); provided, however, that indemnification for matters subject to the Tax Matters Agreement is governed by the terms, provisions and procedures of the Tax Matters Agreement and not by this Article VII. Each Party shall cause the members of its Group to comply with this Section 7.4(f) and RMT Partner shall cause its Subsidiaries to comply with this Section 7.4(f).

(g) The provisions of this Article VII shall apply to Third Party Claims that are already pending or asserted as well as Third Party Claims brought or asserted after the date of this Agreement. There shall be no requirement under this Section 7.4 to give a notice with respect to the existence of any Third Party Claim that exists as of the Spinco Distribution. Each Party on behalf of itself and each other member of its Group, and RMT Partner on behalf of itself and its Subsidiaries acknowledges that Liabilities for Actions (regardless of the parties to the Actions) may be partly Spinco Liabilities and partly Remainco Liabilities. If the Parties cannot agree on the allocation of any such Liabilities for Actions, they shall resolve the matter of such allocation pursuant to the procedures set forth in Article IX. No Party shall, nor shall any Party permit the other members of its Group (or their respective then-Affiliates) to, file Third Party Claims or cross-claims against any other Party or any members of another Group in an Action in which a Third Party Claim is being resolved. RMT Partner shall not, and shall not permit any of its Subsidiaries to, file Third Party Claims or cross-claims against Remainco or any members of the Remainco Group in an Action in which a Third Party Claim is being resolved.

(h) This Section 7.4, Section 7.5 and Section 7.6 shall not apply to Tax Contests, which shall be governed exclusively by the Tax Matters Agreement.

Section 7.5 Procedures for Direct Claims. An Indemnitee shall give the Indemnifying Party written notice of any matter that an Indemnitee has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (other than a Third Party Claim which shall be governed by Section 7.4(a)), within thirty (30) days of such determination, stating the amount of the Indemnifiable Loss claimed, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises; provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure.

Section 7.6 Cooperation In Defense and Settlement.

(a) With respect to any Third Party Claim in which both the Spinco Group (or RMT Partner and its Subsidiaries, as applicable) and the Remainco Group are named parties or that implicates both the Spinco Group (or RMT Partner and its Subsidiaries, as applicable), on the one hand, and Remainco Group, on the other hand, in a material respect, including due to the allocation of Liabilities, the reasonably foreseeable impact on the Businesses of the relief sought or the responsibilities for management of defense and related indemnities pursuant to this Agreement, Spinco (or RMT Partner, as applicable) and Remainco agree to use reasonable best efforts to cooperate fully and maintain a joint defense (in a manner that will preserve for all Parties any Privilege). The Party that is not responsible for managing the defense of any such Third Party Claim shall be consulted with respect to significant matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims. Notwithstanding the foregoing, nothing in this Section 7.6(a) shall derogate from any Party’s rights to control the defense of any Action in accordance with Section 7.4.

(b) (i) Notwithstanding anything to the contrary in this Agreement, with respect to any Third Party Claim where the resolution of such Third Party Claim by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that would, in the reasonable judgment of Remainco, materially and adversely impact the conduct of the Remainco Business or result in a material adverse change to any member of the Remainco Group at shared locations where any member of the Spinco Group and any member of the Remainco Group have operating agreements, governmental permits or joint obligations to a Governmental Entity with interdependencies, Remainco shall have, at Remainco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Third Party Claim, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by any member of the Spinco Group to any Third Party involved in such Third Party Claim (including any Governmental Entity), to the extent that Remainco’s participation does not affect any Privilege in a material and adverse manner; provided that to the extent that any such Third Party Claim requires the submission by any member of the Spinco Group of any Information relating to any current or former officer or director of any member of the Remainco Group, such Information will only be submitted in a form consented to by Remainco in its reasonable discretion (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) notwithstanding anything to the contrary in this Agreement, with respect to any Third Party Claim where the resolution of such Third Party Claim by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that would, in the reasonable judgment of Spinco, materially and adversely impact the conduct of the Spinco Business or result in a material adverse change to any member of the Spinco Group at shared locations where any member of the Spinco Group and any member of the Remainco Group have operating agreements, governmental permits or joint obligations to a Governmental Entity with interdependencies, Spinco shall have, at Spinco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Third Party Claim, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by any member of the Remainco Group to any Third Party involved in such Third Party Claim (including any Governmental Entity), to the extent that Spinco’s participation does not affect any Privilege in a material and adverse manner; provided that to the extent that any such Third Party Claim requires the submission by any member of the Remainco Group of any Information relating to any current or former officer or director of any member of the Spinco Group, such Information will only be submitted in a form consented to by Spinco in its reasonable discretion (such consent not to be unreasonably withheld, conditioned or delayed). (I) With regard to the matters specified in the preceding clause (i), Remainco shall have a right to consent to any compromise or settlement related thereto by any member of the Spinco Group to the extent that the effect on any member of the Remainco Group would reasonably be expected to result in a material adverse effect on the financial condition or results of operations of Remainco and its Subsidiaries at such time or the Remainco Business conducted thereby at such time, taken as a whole, and such material adverse effect would reasonably be expected to be greater with respect to the Remainco Group, taken as a whole, than the effect on the Spinco Group, taken as a whole and (II) with regard to the matters specified in the preceding clause (ii), Spinco shall have a right to consent to any compromise or settlement related thereto by any member of the Remainco Group to the extent that the effect on any member of the Remainco Group would reasonably be expected to result in a material adverse effect on the financial condition or results of operations of Spinco and its Subsidiaries at such time or the Spinco Business conducted thereby at such time, taken as a whole, and such material adverse effect would reasonably be expected to be greater with respect to the Spinco Group, taken as a whole, than the effect on the Remainco Group, taken as a whole.

(c) Each Party agrees on behalf of itself and its Subsidiaries and the other members of its Group that at all times from and after the Spinco Distribution, if an Action is commenced by a Third Party naming both Remainco and Spinco (or any member of such Parties’ respective Groups or their respective then-Affiliates) as defendants and with respect to which one or more named Parties (or any member of such Party’s respective Group or their respective then-Affiliates) is a nominal defendant and/or such Action is otherwise not a Liability allocated to such named Party under this Agreement, then the other Party or Parties shall use, and shall cause the other members of its respective Group to use, commercially reasonable efforts to cause such nominal defendant to be removed from such Action, as soon as reasonably practicable (including using commercially reasonable efforts to petition the applicable court to remove such Party (or member of its Group or their respective then-Affiliates) as a defendant to the extent such Action relates solely to Assets or Liabilities that another Party (or Group) has been allocated pursuant to this Agreement). In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, each Party shall, and shall cause the other members of its Group to, use commercially reasonable efforts to substitute the Indemnifying Party for the named defendant, if reasonably practicable and advisable under the circumstances. If such substitution or addition cannot be achieved for any reason or is not requested, management of the Action shall be determined as set forth in this Article VII.

Section 7.7 Indemnification Payments. Indemnification required by this Article VII shall be made by periodic payments of the amount of Indemnifiable Loss in a timely fashion during the course of the investigation or defense, as and when bills are received or an Indemnifiable Loss or Liability is incurred. The applicable Indemnitee shall deliver to the Indemnifying Party, upon request, reasonably satisfactory documentation setting forth the basis for the amount of such payments, including documentation with respect to calculations made and consideration of any Insurance Proceeds or Third Party Proceeds that actually reduce the amount of such Indemnifiable Losses; provided that the delivery of such documentation shall not be a condition to the payments described in the first sentence of this Section 7.7, but the failure to deliver such documentation may be the basis for the Indemnifying Party to contest whether the applicable Indemnifiable Loss or Liability was incurred by the applicable Indemnitee.

Section 7.8 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) Any Indemnifiable Loss subject to indemnification pursuant to this Article VII including, for the avoidance of doubt, in respect of any Stray Legacy Liability, shall be calculated (i) net of Insurance Proceeds that actually reduce the amount of the Indemnifiable Loss and (ii) net of any proceeds received by the Indemnitee from any Third Party (net of any deductible, retention amount or increased insurance premiums incurred by the Indemnifying Party in obtaining such recovery) for such Liability that actually reduce the amount of the Indemnifiable Loss (“Third Party Proceeds”). Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article VII to any Indemnitee pursuant to this Article VII shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee in respect of the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b) The Parties hereby agree that an insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto and, solely by virtue of the indemnification provisions hereof, shall not have any subrogation rights with respect thereto, and that no insurer or any other Third Party shall be entitled to a “windfall” (e.g., a benefit it would not otherwise be entitled to receive, or the reduction or elimination of an insurance coverage obligation that it would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement. The Indemnitee shall use commercially reasonable efforts to seek to collect or recover any Insurance Proceeds and any Third Party Proceeds to which the Indemnitee is entitled in connection with any Indemnifiable Loss for which the Indemnitee seeks indemnification pursuant to this Article VII; provided that the Indemnitee’s inability, following such efforts, to collect or recover any such Insurance Proceeds or Third Party Proceeds (despite having used commercially reasonable efforts) shall not limit the Indemnifying Party’s obligations hereunder.

(c) No Indemnitee shall be entitled to any payment or indemnification more than once with respect to the same Indemnifiable Loss.

(d) In addition to the provisions of Section 7.8(a), any Indemnifiable Loss subject to indemnification pursuant to this Article VII (including, for the avoidance of doubt, in respect of any Stray Legacy Liability), shall be reduced by the amount of any Tax Benefit realized by the Indemnitee as a result of the event giving rise to the Indemnifiable Loss.

Section 7.9 Additional Matters; Survival of Indemnities.

(a) The indemnity agreements contained in this Article VII shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to indemnification hereunder; and (iii) any termination of this Agreement. The indemnity agreements contained in this Article VII shall survive the Distribution.

(b) The rights and obligations of RMT Partner, any member of the Remainco Group or any member of the Spinco Group in each case, under this Article VII shall survive the sale or other Transfer by any Party or its respective Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities, with respect to any Indemnifiable Loss of any Indemnitee related to such Assets, businesses or Liabilities.

Section 7.10 Environmental Matters.

(a) Substitution. Remainco and Spinco, as the case may be, shall use their reasonable best efforts to obtain any Consents, transfers, assignments, assumptions, waivers or other legal instruments necessary to cause such party or a member of its Group to be fully substituted for any member of the Group of any other Party with respect to any order, decree, judgment, agreement or Action that is in effect as of immediately prior to the Spinco Distribution in connection with any Remainco Liability that constitutes an Environmental Liability or any Spinco Liability that constitutes an Environmental Liability, respectively. Remainco or Spinco, as the case may be, shall inform Third Parties associated with such matter, including Governmental Entities, about the assumption of such liability by the Party to which it has been allocated and request that such Persons direct all communications, requirements, notifications and/or official letters related to such matters to the Party to which it has been allocated. The members of the other Group (and their successors) shall use commercially reasonable efforts to provide necessary assistance or signatures to Remainco or Spinco, as the case may be, to achieve the purposes of this Section 7.10(a). Until such time as the substitutions outlined above have been completed, Remainco or Spinco, as the case may be, shall comply with the terms and conditions of all such orders, decrees, judgments, agreements and Actions in respect of which it has been allocated Environmental Liabilities pursuant to this Agreement.

(b) Remediation Procedures. Except as provided below, the Parties shall follow the general procedures for indemnification set forth in this Article VII with respect to any claim for indemnification pursuant to Section 7.2 or Section 7.3, relating to Remediation Liabilities, where either (x) the owner or primary tenant of the impacted property is a member of the Spinco Group but the Remediation Liability constitutes a Remainco Liability or (y) the owner or primary tenant of the impacted property is a member of the Remainco Group but the Remediation Liability constitutes a Spinco Liability. For such matters, if the Indemnifying Party acknowledges in writing that it is obligated to provide indemnification pursuant to this Section 7.10(b) with respect to such Remediation Liability, such Party (and members of its Group) shall be entitled (but shall not be required) to undertake the Remediation at the impacted property, subject to any right of any member of AgCo Group or MatCo Group to undertake such Remediation pursuant to the DWDP SDA. The Party (and members of its Group) performing the Remediation shall be referred to as the “Performing Party.”

(c) If the Performing Party is not both (x) the owner of the real property (or, if such real property is leased or sub-leased from a Person who is not a member of the Remainco Group or Spinco Group, the primary tenant (or sub-tenant) of such real property as between the Remainco Group and Spinco Group) and (y) the only Party whose Group is using such real property, the following conditions shall apply to the performance of any Remediation:

(i) The Performing Party shall take reasonable precautions to minimize any interference with or disruption of the operations of the property owners and/or any other parties that have operations at the site (including third-parties) (each such party that is a member of any Group, a “Non-Performing Impacted Party”), including obtaining the owner’s and/or the other operating parties’, as applicable, prior written Consent to any Remediation that would reasonably be expected to substantially interfere with or disrupt the operations of such Person at the affected real property, which Consent shall not be unreasonably withheld, conditioned or delayed;

(ii) If a member of a Group other than that of the Performing Party is the owner of the real property (or, if such real property is leased or sub-leased from a Person who is not a member of the Remainco Group or Spinco Group, the primary tenant (or sub-tenant) of such real property as between the Remainco Group and Spinco Group) or otherwise has operational control of the impacted property (a “Non-Performing Site Controller”), such Non-Performing Site Controller shall, and shall cause the other members of the Group to, provide reasonable access to, and reasonably cooperate with, the Performing Party in its performance of such Remediation, it being understood that such cooperation shall in no event in and of itself require any Non-Performing Impacted Party or Non-Performing Site Controller to incur any out-of-pocket expenses.

(iii) The Performing Party shall use reasonable efforts to avoid and minimize any harm to any persons or damage to real or personal property, and shall be responsible for any harm or damages resulting from the performance of any such Remediation, except to the extent such harm or damage results from the negligence or willful misconduct of such other Party or any member of its Group or any of their respective representatives; and

(iv) All required Remediation shall be diligently and expeditiously performed in compliance with all applicable Laws, including Environmental Laws and worker health and safety Laws.

(d) The Performing Party shall (i) notify each Non-Performing Impacted Party and Non-Performing Site Controller prior to commencing or performing any Remediation, (ii) keep each Non-Performing Impacted Party and Non-Performing Site Controller reasonably informed of the progress of any Remediation and provide copies of any final, proposed response, remediation, investigation or sampling plans and the results of sampling and analysis (including any final status reports of work in progress or other final reports), in each case required to be submitted to any Governmental Entity or Third Party, (iii) provide each Non-Performing Impacted Party and Non-Performing Site Controller, at such Non-Performing Impacted Party and Non-Performing Site Controller’s sole cost and expense, with a reasonable opportunity to review and comment on any material proposed response, remediation, investigation or sampling plans prior to submission to a Governmental Entity, (iv) provide each Non-Performing Impacted Party and Non-Performing Site Controller with the opportunity to attend, at such Non-Performing Impacted Party and Non-Performing Site Controller’s sole cost and expense, any planned meeting with any Governmental Entity regarding a Remediation (provided that the Governmental Entity does not object) and (v) provide each Non-Performing Impacted Party and Non-Performing Site Controller an opportunity to observe, at such Non-Performing Impacted Party and Non-Performing Site Controller’s sole cost and expense, any Remediation (other than Remediation consisting of routine sampling, monitoring, maintenance or similar activities performed in the ordinary course) and to obtain, at such Non-Performing Impacted Party and Non-Performing Site Controller’s sole cost and expense, splits of any samples obtained in the course of conducting any Remediation.

(e) Subject to Section 7.10(f), all Remediation subject to this Section 7.10 shall meet the applicable standards, regulations, or requirements of applicable Law, including applicable Environmental Law or, where an applicable Governmental Entity with or asserting jurisdiction is supervising such Remediation, required by such Governmental Entity and be consistent with the level of compliance customarily used by the Spinco Business and the use of the property as of the Spinco Distribution and any applicable terms of the relevant lease or similar site-specific agreement as such terms are in effect as of the Spinco Distribution (the “Appropriate Remediation Standard”). In furtherance of and to the extent consistent with the foregoing, each Party (on behalf of itself and the other members of their respective Groups) agrees to utilize institutional controls and engineering controls (including capping, signs, fences and deed restrictions on the use of real property, soils or groundwater) to satisfy the Appropriate Remediation Standard and to cooperate in obtaining all necessary approvals of the use of such controls; provided that such controls do not prevent or materially interfere with the continued operation or reasonable future expansion of the operations on such real property. Once a notice of no further action or equivalent determination with respect to such matter has been issued by a Governmental Entity (or, if the Governmental Entity has delegated authority to conduct and certify the completion of a Remediation to a licensed professional, upon notice of the applicable Governmental Entity’s receipt and acceptance of such licensed professional’s certification), the Indemnifying Party shall have no further obligations with respect to such matter, other than with respect to any Indemnifiable Losses arising out of (1) any Third Party Claims relating to such matter (including natural resource damage claims) and (2) the performance of and any costs associated with any ongoing operations and maintenance, if any, required with respect to the Remediation, including inspections and repair of any engineering controls, ongoing pumping and treating of impacted groundwater (including any material equipment or system repairs, replacements or required upgrades), ongoing groundwater monitoring and related reporting, and the provision of any required financial assurance, provided, that the Indemnitee shall be responsible for the performance of and any costs associated with any and all ongoing operations and maintenance relating to the following obligations: (i) any institutional controls, including any deed restrictions or land use controls and reporting obligations related to the same; (ii) monitoring, maintenance, repair and reporting associated with a cap used as part of the remedy, but only to the extent that the cap consists of (x) the buildings at the site, (y) asphalt or similar materials already present at the site or that are used at the site for purposes in addition to the Remediation (i.e., parking), or (z) landscaping; and (iii) groundwater monitoring associated with a monitored natural attenuation remedy. The Indemnifying Party shall have the right to transfer to the Indemnitee (upon payment of the amount set forth in this sentence as mutually agreed in writing by the Indemnifying Party and Indemnitee or determined pursuant to the procedures set forth in Article IX) its obligations for its ongoing operations and maintenance costs, if any, with respect to engineering controls approved as part of a no further action, equivalent determination or certification if the Indemnifying Party agrees to pay to the Indemnitee a sum equal to the present value of the reasonably estimated future costs of said engineering controls (where the period of time used for such present value calculation shall be the entire period for which it is reasonably anticipated that such continuing obligations will be performed, but no more than thirty (30) years, and the discount rate shall be reasonable). For the avoidance of doubt, if the Indemnifying Party and the Indemnitee cannot mutually agree in writing on the amount set forth in the preceding sentence, such disagreement shall be resolved in accordance with the procedures set forth in Article IX of this Agreement. In the event that any Governmental Entity reopens or otherwise modifies any determination related to the notice of no further action or equivalent determination, or notice of receipt and acceptance of the licensed professional’s certification, such that additional Remediation is required, the Indemnifying Party shall indemnify the Indemnitee for any Liabilities associated with the reopening or modification of such determination that would have otherwise constituted Indemnifiable Losses of such Indemnitee.

(f) The Indemnifying Party shall not be responsible or liable to the Indemnitee for any Indemnifiable Losses associated with any Remediation to the extent:

(i) incurred by or on behalf of the Indemnitee to achieve compliance with standards in excess of the Appropriate Remediation Standards;

(ii) incurred for Remediation not required under or to achieve compliance with applicable Laws or required by a Governmental Entity with or asserting jurisdiction, unless undertaken as a result of (x) a reasonable belief that there exists a condition that, if unabated, poses a risk of reasonable possibility of harm to human health and safety, or to property of any Third Party or (y) in response to a Third Party Claim; or

(iii) resulting from the exacerbation after the Spinco Distribution of any Release or threat of Release of or exposure to Hazardous Substances which first occurred prior to the Spinco Distribution; provided that this clause (iii) shall in no way relieve the Indemnifying Party of any Liability for Indemnifiable Losses associated with a Remediation if the exacerbation of a Release that occurred on or prior to the Spinco Distribution arises as a result of any action or inaction on the part of the Indemnitee that does not rise to the level of negligence.

ARTICLE VIII

CONFIDENTIALITY; ACCESS TO INFORMATION

Section 8.1 Preservation of Corporate Records.

(a) Except to the extent otherwise contemplated by any Ancillary Agreement, a Party providing (or causing to be provided) Records or access to Information to another Party under this Article VIII shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party (or its Group or any of its or their respective then-Affiliates) or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as are reasonably incurred in providing such Records or access to Information.

(b) Except as otherwise required or agreed to in writing, or as otherwise provided in any Ancillary Agreement, with regard to any Information referenced in Section 8.2, each Party shall, and shall cause the other members of its Group (and any of their successors and assigns) to, use commercially reasonable efforts, at such Party’s sole cost and expense, to retain, until the latest of, as applicable, (i) the date on which such Information is no longer required to be retained pursuant to Schedule 8.1(b)(i), (ii) the date on which such Information is no longer required to be retained pursuant to any “litigation hold” issued by Remainco or any of its Subsidiaries prior to the Spinco Distribution, including those set forth on Schedule 8.1(b)(ii), (iii) the concluding date of any period as may be required by any applicable Law, (iv) with respect to any pending or threatened Action arising after the Spinco Distribution Date, to the extent that any member of the Group in possession of such Information has been notified in writing pursuant to a “litigation hold” by any Party of such pending or threatened Action, the concluding date of any such “litigation hold,” and (v) the concluding date of any period during which the destruction of such Information would reasonably be expected to interfere with a pending or threatened investigation by a Governmental Entity which is known to any member of the Group in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire. The Parties agree that upon reasonable written request from the applicable other Party that certain Information relating to the Remainco Business, the Spinco Business, the Remainco Assets, the Spinco Assets, the Remainco Liabilities, the Spinco Liabilities or the transactions contemplated hereby be retained in connection with an Action, each Party shall, and shall cause the other members of its Group (and any of their respective then-Affiliates) to use reasonable efforts (at the requesting Party’s sole cost and expense) to preserve and not to destroy or dispose of such Information without the consent (such consent not to be unreasonably withheld, conditioned or delayed) of the requesting Party (for the avoidance of doubt, reasonable efforts shall include issuing a “litigation hold”).

(c) The Parties intend, and acknowledge that each of their Subsidiaries member of its respective Group intends, that any Transfer of Information that would otherwise be within the attorney-client or attorney work product privileges shall not operate as a waiver of any potentially applicable Privilege.

Section 8.2 Provision of Corporate Records. Other than in circumstances in which indemnification is sought pursuant to Article VII (in which event the provisions of such Article VII will govern) or for matters related to the provision of Tax Records (in which event the Tax Matters Agreement will govern) or for matters related to the separation of Information (which shall be governed by Section 5.2) and without limiting the applicable provisions of Article V, and subject to appropriate restrictions for Privileged Information (as defined below) or Confidential Information:

(a) After the Spinco Distribution Date and until the date on which Spinco was required to retain, or cause to be retained, the Information requested pursuant to this Section 8.2(a) in accordance with Spinco’s obligations under Section 8.1(b), and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Remainco for specific and identified Information (i) which (x) constitutes an Asset of the Remainco Group, as applicable, and the Transfer of such Asset has not been consummated as of the Spinco Distribution Date, or (y) relates to the Remainco Group or the conduct of the Remainco Business, as the case may be, up to the Spinco Distribution Date, solely to the extent reasonably necessary for the Parties to complete the separation of Assets (including Records) as contemplated hereby (or for such other reasonable purposes as may be agreed by the Parties), Spinco shall, and shall cause the other members of the Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Remainco, and its designated representatives reasonable access during normal business hours to the written or electronic documentary Information or appropriate copies of such Information (or the originals thereof if Remainco has a reasonable need for such originals) in the possession or control of any member of the Spinco Group, but only to the extent such items (or copies thereof) constitute an Asset of the Remainco Group in accordance with clause (i)(x) or relate to the Remainco Group of the conduct of the Remainco Business in accordance with clause (i)(x) and are not already in the possession or control of Remainco (or any member of its Group); provided that, except in the case of clause (x) of this Section 8.2(a)(i), to the extent any original documentary Information is delivered to Remainco pursuant to this Agreement or the Ancillary Agreements, Remainco shall, and shall cause the other members of its Group (and each of its and their respective then-Affiliates) to, at its own expense, return them to Spinco within a reasonable time after the need to retain such originals pursuant to this Section 8.2 has ceased; provided further that, in the event that Spinco reasonably determines that any such access or the provision of any such Information would reasonably be expected to be materially commercially detrimental to Spinco or any member of the Spinco Group or would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably result in the waiver of any Privilege (unless the Privilege with respect to any such Privileged Information is solely related (other than in any de minimis respect) to Sole Benefit Services of the requesting Party), Spinco shall not be obligated to, and shall not be obligated to cause the other members of the Spinco Group (and each of its and their respective then-Affiliates) to, provide such Information requested by Remainco, provided, however, in the event access or the provision of any such Information would reasonably be expected to be materially commercially detrimental or violate a Contract with a Third Party, Spinco shall, and shall cause the other members of the Spinco Group (and any of its or their then-Affiliates) to, use commercially reasonable efforts to seek to mitigate any such harm or consequence of, or to obtain the Consent of such Third Party to, the disclosure of such Information or (ii) that (x) is required by any member of the Remainco Group with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on Remainco (including under applicable securities Laws) by a Governmental Entity having jurisdiction over Remainco, (y) is required by Remainco in connection with the production of any financial statements produced in connection with any acquisition or disposition involving Remainco, or (z) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Action or other similar requirements, as applicable, Spinco shall, and shall cause the other members of the Spinco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Remainco and its respective designated representatives reasonable access during normal business hours to the Information or appropriate copies of such written or electronic documentary Information (or the originals thereof if the applicable member of the Remainco Group has a reasonable need for such originals) in the possession or control of Spinco or any other member of the Spinco Group (or any of its or their respective then-Affiliates), but only to the extent such items are of the type set forth in clauses (x), (y) or (z) of this Section 8.2(a)(ii) and are not already in the possession or control of Remainco (or another member of its Group, or any of their respective then-Affiliates); provided that, to the extent any original documentary Information is delivered to Remainco pursuant to this Agreement or the Ancillary Agreements, Remainco shall, at its own expense, return such Information to Spinco within a reasonable time after the need to retain such originals has ceased; provided further that, in the event that Spinco reasonably determines that any such access or the provision of any such Information (including Information requested under Section 5.1) would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably be expected to result in the waiver of any attorney-client privilege, the work product doctrine or other applicable Privilege (unless the application of such privilege, doctrine or Privilege with respect to such matter is solely related (other than in any de minimis respect) to the Assets, Business and/or Liabilities of the requesting Party), Spinco shall not be obligated to provide such Information requested by Remainco, provided, further, that in the event access or the provision of any such Information would violate a Contract with a Third Party, Spinco shall, and shall cause the other members of the Spinco Group (and any of its or their respective then-Affiliates) to, use commercially reasonable efforts to seek to obtain the Consent of such Third Party to the disclosure of such Information.

(b) After the Spinco Distribution Date and until the date on which Remainco was required to retain, or cause to be retained, the Information requested pursuant to this Section 8.2(b) in accordance with Spinco’s obligations under Section 8.1(b), and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Spinco for specific and identified Information (i) which (x) constitutes an Asset of the Spinco Group, and the Transfer of such Asset has not been consummated as of the Spinco Distribution Date or (y) relates to the Spinco Group or the conduct of the Spinco Business up to the Spinco Distribution Date solely to the extent reasonably necessary for the Parties to complete the separation of Assets (including Records) as contemplated hereby (or for such other reasonable purposes as may be agreed by the Parties), Remainco shall, and shall cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Spinco and its designated representatives reasonable access during normal business hours to the written or electronic documentary Information or appropriate copies of such Information (or the originals thereof if the Party making the request has a reasonable need for such originals) in the possession or control of any member of the Remainco Group, but only to the extent such items (or copies thereof) constitute an Asset of the Spinco Group in accordance with clause (i)(x) or relate to the Spinco Group of the conduct of the Spinco Business in accordance with clause (i)(x) and are not already in the possession or control of Spinco (or any member of its Group); provided that, except in the case of clause (x) of this Section 8.2(b)(i), to the extent any original documentary Information is delivered to Spinco pursuant to this Agreement or the Ancillary Agreements, Spinco shall, and shall cause the other members of its Group (and its respective then-Affiliates) to, at its own expense, return them to Remainco within a reasonable time after the need to retain such originals has ceased; provided further that, in the event that Remainco reasonably determines that any such access or the provision of any such Information would reasonably be expected to be materially commercially detrimental to Remainco or any member of the Remainco Group or would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably result in the waiver of any Privilege (unless the Privilege with respect to any such Privileged Information is solely related (other than in any de minimis respect) to Sole Benefit Services of Spinco), Remainco shall not be obligated to, and shall not be obligated to cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide such Information requested by Spinco, in the event access or the provision of any such Information would reasonably be expected to be materially commercially detrimental or violate a Contract with a Third Party, Remainco shall, and shall cause the other members of the Remainco Group (and any of its or their then-Affiliates) to, use commercially reasonable efforts to seek to mitigate any such harm or consequence of, or to obtain the Consent of such Third Party to, the disclosure of such Information or (ii) that (x) is required by any member of the Spinco Group with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on such Person (including under applicable securities Laws) by a Governmental Entity having jurisdiction over such Person, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Action or other similar requirements, as applicable, Remainco shall, and shall cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Spinco and its respective designated representatives reasonable access during normal business hours to the Information or appropriate copies of such written or electronic documentary Information (or the originals thereof if the applicable member of the Spinco Group has a reasonable need for such originals) in the possession or control of Remainco or any other member of the Remainco Group (or any of its or their respective then-Affiliates), but only to the extent such items are of the type set forth in clauses (x) or (y) of this Section 8.1(b)(ii) and are not already in the possession or control of Spinco (or another member of its Group, or any of their respective then-Affiliates); provided that, to the extent any original documentary Information is delivered to Spinco pursuant to this Agreement or the Ancillary Agreements, Spinco shall, at its own expense, return such Information to Remainco within a reasonable time after the need to retain such originals has ceased; provided further that, in the event that Remainco reasonably determines that any such access or the provision of any such Information (including Information requested under Section 5.1) would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably be expected to result in the waiver of any attorney-client privilege, the work product doctrine or other applicable Privilege (unless the application of such privilege, doctrine or Privilege with respect to such matter is solely related (other than in any de minimis respect) to the Assets, Business and/or Liabilities of Spinco), Remainco shall not be obligated to provide such Information requested by Spinco, provided, further, that in the event access or the provision of any such Information would violate a Contract with a Third Party, Remainco shall, and shall cause the other members of the Remainco Group (and any of its or their respective then-Affiliates) to, use commercially reasonable efforts to seek to obtain the Consent of such Third Party to the disclosure of such Information.

(c) Any Information provided by or on behalf of or made available by or on behalf of any Party (or any other member of any Group) pursuant to this Article VIII shall be on an “as is,” “where is” basis and no Party (or any member of any Group) is making any representation or warranty with respect to such Information or the completeness thereof.

(d) Each of Remainco and Spinco shall, and shall cause each other member of its Group to, inform its and their respective officers, employees, agents, consultants, advisors, authorized accountants, counsel and other designated representatives who have or have access to the Confidential Information or other Information of any member of any other Group provided pursuant to Section 5.1 or this Article VIII of their obligation to hold such Information confidential in accordance with the provisions of this Agreement.

Section 8.3 Disposition of Information.

(a) Each Party, on behalf of itself and each other member of its Group, acknowledges that Information in its or in a member of its Group’s possession, custody or control as of the Spinco Distribution may include Information owned by another Party or a member of another Party’s Group and not related to (i) it or its Business or (ii) any Ancillary Agreement to which it or any member of its Group is a Party.

(b) Notwithstanding such possession, custody or control, such Information shall remain the property of such other Party or member of such other Party’s Group. Each Party agrees, on behalf of itself and each other member of its Group, subject to legal holds and other legal requirements and obligations, (i) that any such Information is to be treated as Confidential Information of the Party or Parties to which it relates and (ii) subject to Section 8.1, to use commercially reasonable efforts to within a reasonable time (1) purge such Information from its databases, files and other systems and not retain any copy of such Information (including, if applicable, by transferring such Information to the Party to which such Information belongs) or (2) if such purging is not practicable, to encrypt or otherwise make unreadable or inaccessible such Information; provided, each Party shall, and shall cause each other member of its Group to, provide reasonable advance notice to each other Party prior to taking any action described in this Section 8.3(b) with respect to any Information related to the matters set forth on Schedule 8.3.

Section 8.4 Witness Services. At all times from and after the Spinco Distribution Date, each of Spinco and Remainco shall use its commercially reasonable efforts to make available to the other Party, upon reasonable written request, its and any member of its Group’s officers, directors, employees and agents (taking into account the business demands of such individuals) as witnesses (in the presence of counsel for such officer, director, employee or agent, if any, and, if requested by the providing Group, counsel or other representatives designated by the providing Group) to the extent that (i) such Persons may reasonably be required to testify, or the testimony of such Persons would reasonably be expected to be beneficial to the requesting Party (or any member of its Group), in connection with the prosecution or defense of any Action in which the requesting Party may from time to time be involved and (ii) there is no conflict in the Action between the requesting Party (or any member of its Group) and the requested Party (or any member of its Group). A Party providing, or causing to be provided, a witness to another Party (or member of such other Party’s Group) under this Section 8.4 shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, payments for all reasonable out-of-pocket costs and expenses incurred by such Party or a member of its Group in connection therewith (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be properly paid under applicable Law.

Section 8.5 Reimbursement; Other Matters. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party (or a member of such Party’s Group) providing, or causing to be provided, Information or access to Information to another Party (or a member of such Party’s Group) under this Article VIII shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any other member of its Group or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably incurred in providing such Information or access to such Information.

Section 8.6 Confidentiality; Non-Use.

(a) Notwithstanding any termination of this Agreement and except as otherwise provided in the USA-Subject Ancillary Agreements (which shall be governed by the Umbrella Secrecy Agreement), each Party shall, and shall cause each of the other members of its Group to, hold, and cause each of their respective officers, employees, agents, consultants and advisors to hold, in strict confidence, at a standard of care no less than that used for its own Confidential Information (and in any event no less than a reasonable standard of care), and not to disclose or release or except as otherwise permitted by this Agreement or any USA-Subject Ancillary Agreement (which shall be governed by the Umbrella Secrecy Agreement), use, including for any ongoing or future commercial purpose, without the prior written consent of each Party to whom (or to whose Group) the Confidential Information relates (which may be withheld in each such Party’s sole and absolute discretion), any and all Confidential Information concerning or belonging to another Party or any member of its Group; provided that each Party may disclose, or may permit disclosure of, such Confidential Information (i) to its (or any member of its Group’s) respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Confidential Information for auditing and other non-commercial purposes and are informed of the confidentiality and non-use obligations to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any member of its Group is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule, (iii) to the extent required in connection with any Action by one Party (or a member of its Group) against any other Party (or member of such other Party’s Group) or in respect of claims by one Party (or member of its Group) against the other Party (or member of such other Party’s Group) brought in an Action, (iv) to the extent necessary in order to permit a Party (or member of its Group) to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (v) to the extent necessary for a Party (or member of its Group) to enforce its rights or perform its obligations under this Agreement or any USA-Subject Ancillary Agreement (which shall be governed by the Umbrella Secrecy Agreement), (vi) to Governmental Entities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a Third Party that relates to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom (or to whose Group) the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such Party (and/or any applicable member of its Group) a reasonable opportunity to seek an appropriate protective order or other remedy, which such Parties shall, and shall cause the other members of their respective Group to, cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party who is (or whose Group’s member is) required to make such disclosure shall or shall cause the applicable member of its Group to furnish (at the expense of the Party seeking to limit such request, demand or disclosure requirement), or cause to be furnished, only that portion of the Confidential Information that is legally required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded to such Confidential Information (at the expense of the Party seeking (or whose Group’s member is seeking) to limit such request, demand or disclosure requirement).

(b) Notwithstanding anything to the contrary set forth herein, (i) a Party shall be deemed to have satisfied its obligations hereunder with respect to Confidential Information if it exercises, and causes the other members of its Group to exercise, at least the same degree of care (but no less than a commercially reasonable degree of care) as such Party takes to preserve confidentiality for its own similar Information and (ii) confidentiality obligations provided for in any agreement between each Party or another member of its Group and its or their respective past and/or present employees as of the Spinco Distribution Date shall remain in full force and effect. Notwithstanding anything to the contrary set forth herein, Confidential Information (other than Intellectual Property, which shall exclusively be governed by the Intellectual Property Cross-License Agreement) and Personal Data, which shall exclusively be governed by Section 8.10) of any Party (or another member of its Group) rightfully in the possession of and used by any other Party (or another member of its Group) in the operation of its Business as of the Spinco Distribution Date may continue to be used by such Party (and/or the applicable members of its Group) in possession of such Confidential Information in and only in the operation of the Remainco Business or Spinco Business, as the case may be; provided that, except as otherwise expressly permitted in any USA-Subject Ancillary Agreement (which shall be governed by the Umbrella Secrecy Agreement), such Confidential Information may only be used by such Party and/or the applicable members of its Group and its and their respective officers, employees, agents, consultants and advisors in the specific manner and for the specific purposes for which it is used as of the date of this Agreement and may only be shared with additional officers, employees, agents, consultants and advisors of such Party (or Group member) on a need-to-know basis exclusively with regard to such specified use; provided, further, that such use is not competitive in nature, and may be used only so long as the Confidential Information is maintained in confidence and not disclosed in violation of Section 8.6(a), except that such Confidential Information may be disclosed to third parties other than those listed in Section 8.6(a), provided that such disclosure to such other third parties and any associated use of such Information must be pursuant to a written agreement containing confidentiality obligations at least as protective of the Parties’ rights to such Confidential Information as those contained in this Agreement. Such continued right to use may not be transferred (directly or indirectly) to any Third Party without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the applicable Party, except pursuant to Section 11.8.

(c) Each of Spinco and Remainco acknowledges, on behalf of itself and each other member of its Group, that it and the other members of its Group may have in their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements with each such Third Party while such Party and/or members of its Group were Subsidiaries of Remainco. Each of Spinco and Remainco shall, and shall cause the other members of its Group to, hold and cause its and their respective representatives, officers, employees, agents, consultants and advisors (or potential buyers) to hold, in strict confidence the confidential and proprietary Information of third parties to which they or any other member of their respective Groups has access, in accordance with the terms of any agreements entered into prior to the Spinco Distribution Date between one or more members of the Spinco Group and/or Remainco Group (whether acting through, on behalf of, or in connection with, the separated Businesses) and such third parties.

(d) For the avoidance of doubt and notwithstanding any other provision of this Section 8.6, (i) the disclosure and sharing of Privileged Information shall be governed solely by Section 8.7, and (ii) Information that is subject to any confidentiality provision or other disclosure restriction in any USA-Subject Ancillary Agreement (including the Umbrella Secrecy Agreement) shall be governed by the terms of such Ancillary Agreement (and, in the case of USA-Subject Ancillary Agreements, the Umbrella Secrecy Agreement). For clarity, to the extent that any USA-Subject Ancillary Agreement or another Contract (other than Ancillary Agreements which are not USA-Subject Ancillary Agreements) pursuant to which a Party is bound or its Confidential Information is subject provides that certain Confidential Information shall be maintained confidential on a basis that is more protective of such Confidential Information or for a longer period of time than provided for in this Section 8.6, then the applicable provisions contained in such Ancillary Agreement or other Contract shall control with respect thereto.

Section 8.7 Privileged Matters.

(a) Pre-Distribution Services. The Parties recognize that legal and other professional services that have been and will be provided prior to the Spinco Distribution have been and will be rendered either for (i) the collective benefit of each of the members of the Spinco Group and Remainco Group (“Collective Benefit Services”), or (ii) the sole benefit of (x) Spinco (or a member of Spinco’s Group) in the case of legal and other professional services provided solely in respect of a Spinco Asset, a Spinco Liability or the Spinco Business or (y) Remainco (or a member of Remainco Group) in the case of legal and other professional services provided solely in respect of a Remainco Asset, a Remainco Liability or the Remainco Business, as the case may be (“Sole Benefit Services”). For the purposes of asserting all privileges, immunities or other protections from disclosure which may be asserted under applicable Law, including attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege, and protection under the work-product doctrine (“Privilege”), (x) each of the members of the Spinco Group and Remainco Group shall be deemed to be the client with respect to Collective Benefit Services, and (y) Spinco or Remainco (or the applicable member of such Party’s Group), as the case may be, shall be deemed to be the client with respect to Sole Benefit Services. With respect to all Information subject to Privilege (“Privileged Information”), (A) the Parties shall have a shared Privilege for Privileged Information to the extent relating to Collective Benefit Services, and (B) Spinco or Remainco (or the applicable member of such Party’s Group), as the case may be, shall have Privilege for Privileged Information to the extent relating to Sole Benefit Services and shall control the assertion or waiver of such Privilege. For the avoidance of doubt, Privileged Information includes, but is not limited to, services rendered by legal counsel retained or employed by any Party (or any member of such Party’s respective Group), including outside counsel and in-house counsel.

(b) Post-Distribution Services. Each Party, on behalf of itself and each other member of its Group, acknowledges that legal and other professional services will be provided following the Spinco Distribution Date which will be rendered solely for the benefit of Spinco (or a member of its Group), or Remainco (or a member of its Group), as the case may be, while other such post-Distribution services following the Spinco Distribution Date may be rendered with respect to claims, proceedings, litigation, disputes, or other matters which involve members of both the Remainco Group and the Spinco Group. With respect to such post-Distribution services and related Privileged Information, each of the Parties, on behalf of itself and each other member of its Group, agrees as follows:

(i) Spinco shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the Spinco Business, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group. Spinco shall also be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information that relates solely to the subject matter of any claims constituting Spinco Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by any member of the Spinco Group, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group; and

(ii) Remainco shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the Remainco Business, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group. Remainco shall also be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information that relates solely to the subject matter of any claims constituting Remainco Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by any member of the Remainco Group, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group.

(c) Each Party, on behalf of itself and each other member of its Group, agrees as follows in this Section 8.7(c) regarding all Privileges (x) not allocated pursuant to the terms of Section 8.7(a) or Section 8.7(b) and (y) Privileged Information to the extent relating to Collective Benefit Services with respect to which, in each case, the Parties shall have a shared Privilege. All Privileges relating to any claims, proceedings, litigation, disputes, or other matters which involve a member of each Group in respect of which members of both the Remainco Group and the Spinco Group retains any responsibility or Liability under this Agreement, shall be subject to a shared Privilege among them.

(i) Subject to Sections 8.7(c)(ii) and 8.7(c)(iv), no Party (or any member of its Group) may waive, nor allege or purport to waive, any Privilege which could be asserted under any applicable Law, and in which any other Party (or member of its Group) has a shared Privilege, without the consent of such other Party, which shall not be unreasonably withheld, conditioned or delayed. Consent shall be in writing, or shall be deemed to be granted unless written objection (the “Privilege Waiver Objection Notice”) is made within twenty (20) days after written notice upon the other Party requesting such consent.

(ii) In the event of any Action or Dispute solely between or among the Parties, or any members of their respective Groups, either Party may waive a Privilege in which the other Party or member of such Party’s Group has a shared Privilege, without obtaining the consent of such other Party; provided that such waiver of a shared Privilege shall be effective only as to the use of Information with respect to the Action or Dispute between or among the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to Third Parties.

(iii) In the event of any Action or Dispute involving a Third Party, if a Dispute arises between or among the Parties (or members of their respective Groups) regarding whether a Privilege should be waived to protect or advance the interest of any Party or its Group, each Party agrees that it shall, and shall cause each other member of its Group to, negotiate in good faith, use commercially reasonable efforts to minimize any prejudice to the rights of the other Party (or members of its respective Group), and shall not, and shall cause each other member of its Group not to, unreasonably withhold consent to any request for waiver by the other Party. Each Party specifically agrees that it shall not, and shall cause each other member of its Group to not, withhold consent to waiver for any purpose except to protect its (or its Group’s) own legitimate interests.

(iv) If, within fifteen (15) days of receipt by the requesting Party of a written objection pursuant to Section 8.7(c)(i) (the “Privilege Waiver Negotiation Period”), the Parties have not succeeded in resolving in writing any Dispute regarding whether a Privilege should be waived, and the requesting Party determines that a Privilege should nonetheless be waived to protect or advance its interest, the requesting Party shall provide the objecting Party fifteen (15) days written notice prior to effecting such waiver. Each Party specifically agrees that failure within fifteen (15) days of receipt of such notice to commence proceedings in accordance with Section 9.1(c) to enjoin such disclosure under applicable Law shall be deemed full and effective consent to such disclosure, and each Party agrees that any such Privilege shall not be waived by such Party (or any member of its Group) until the final determination of such Dispute in accordance with Section 9.1(c).

(v) Upon receipt by any Party or any other member of its Group of any subpoena, discovery or other request which, upon a good faith reading, may reasonably be expected to result in the production or disclosure of Information subject to a shared Privilege or as to which the other Party has the sole right hereunder to assert a Privilege, or if any Party (or other member of its Group) obtains knowledge that any of its or member of its Group’s current or former directors, officers, agents or employees have received any subpoena, discovery or other requests which, upon a good faith reading, may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request and shall provide the other Party (and the relevant members of its Group) a reasonable opportunity to review the Information and to assert any rights it may have under this Section 8.7 or otherwise to prevent, restrict or otherwise limit the production or disclosure of such Privileged Information.

(d) Notwithstanding the foregoing in this Section 8.7, the Parties acknowledge and agree that in any Action or Dispute with respect to this Agreement, the Ancillary Agreements, the Merger Agreement, any other agreement related to the transactions contemplated hereby or thereby and the negotiations, structuring and transactions contemplated hereby and thereby, in each case, in which Remainco, on the one hand, is adverse to Spinco and/or RMT Partner, on the other hand: (i) any and all Privileged Information with respect to such matters belonging to or possessed by the Remainco Group or the Spinco Group prior to the Spinco Distribution shall be deemed to relate solely to the Remainco Business; (ii) any advice given by or communications with each of the parties constituting Remainco Counsel, to the extent it relates to this Agreement, the Ancillary Agreements, the Merger Agreement or any other Transaction Agreement, and/or negotiations, structuring and transactions contemplated hereby or thereby, shall not be a shared privilege and shall be deemed to relate solely to the Remainco Business; and (iii) any advice given or communications with in-house counsel of Remainco prior to the Spinco Distribution, to the extent it relates to this Agreement, the Ancillary Agreements, the Merger Agreement or any other Transaction Agreement, and/or the negotiations, structuring and transactions contemplated hereby or thereby, shall not be a shared privilege and shall be deemed to relate solely to the Remainco Business. In all other cases, Privileged Information with respect to clause (i), (ii) and (iii) above shall be a shared privilege.

(e) The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Spinco and Remainco as set forth in Sections 8.6 and 8.7, to maintain and cause to be maintained the confidentiality of Privileged Information and to assert and maintain, and cause to be asserted and maintained, all applicable Privileges, including, but not limited to, attorney-client or attorney work product privileges. The access to Information being granted pursuant to Sections 5.1, 7.4 and 8.2 hereof, the agreement to provide witnesses and individuals pursuant to Sections 5.1, 7.4 and 8.4 hereof, the furnishing of notices and documents and other cooperative efforts contemplated by Sections 5.1 and 7.4 hereof, and the transfer of Privileged Information between and among the Parties and the members of their respective Groups pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

Section 8.8 Conflicts Waiver. Each of the Parties acknowledges, on behalf of itself and each other member of its Group, that Remainco has retained the counsel set forth on Schedule 8.8 (“Remainco Counsel”) to act as its counsel in connection with this Agreement, the Ancillary Agreements, the Merger Agreement and the transactions contemplated hereby and thereby (the “Section 8.8 Matters”), and that Remainco Counsel has not acted as counsel for any other Person in connection with the Section 8.8 Matters and that no other party or Person has the status of a client of Remainco Counsel for conflict of interest or any other purposes as a result thereof. Spinco hereby agrees on behalf of itself and each member of its Group and RMT Partner on behalf of itself and its Subsidiaries and Affiliates that, in the event that a dispute arises between or among (x) any member of the Spinco Group, any Spinco Indemnitee, RMT Partner or any of their respective Affiliates, on the one hand, and (y) any member of the Remainco Group, any Remainco Indemnitee or any of their respective Affiliates, on the other hand, Remainco Counsel may represent any member of the Remainco Group, any Remainco Indemnitee or any of their respective Affiliates, in such dispute even though the interests of such Person may be directly adverse to any Person described in clause (x), and even though Remainco Counsel may have represented a Person described in clause (x), in a matter substantially related to such dispute, or may be handling ongoing matters for a Person described in clause (x), and Spinco hereby waives, on behalf of itself and each other Person described in clause (x), as applicable, any conflict of interest in connection with such representation by Remainco Counsel that arises as a result of its acting as counsel in connection with the Section 8.8 Matters. Each of Remainco and Spinco, on behalf of itself and each other member of its Group and RMT Partner, agrees to take, and to cause their respective then-Affiliates to take, all steps necessary to implement the intent of this Section 8.8. Each of Remainco and Spinco and each other member of its Group and RMT Partner, further agrees that Remainco Counsel and their respective partners and employees are Third Party beneficiaries of this Section 8.8.

Section 8.9 Ownership of Information. Any Information owned by one Party or any member of its Group that is provided to a requesting Party pursuant to this Article VIII shall be deemed to remain the property of the providing Party (or member of its Group). Unless expressly and specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights to any Party (or member of its Group) of license or otherwise in any such Information, whether by implication, estoppel or otherwise.

Section 8.10 Processing of Personal Data.

(a) The Parties acknowledge that (i) Remainco is a Data Controller with respect to its Processing of the Remainco Personal Data prior to and after the Spinco Distribution, (ii) Remainco is a Data Controller with respect to its Processing of the Spinco Personal Data prior to the Distribution, (iii) Spinco is a Data Controller with respect to its Processing of the Spinco Personal Data after the Distribution, (iv) Remainco remains a Data Controller with respect to its Processing of the Spinco Personal Data that remains in its possession and control from and after the Distribution and (v) Spinco is a Data Controller with respect to the Processing of the Remainco Personal Data that remains in its possession and control after the Distribution. Remainco shall (i) ensure that the transfer of Personal Data to Spinco as part of the Contribution is made in compliance with applicable Data Protection Laws, (ii) use commercially reasonable efforts to transfer only Spinco Personal Data to Spinco, and (iii) provide copies of form agreements (such as data transfer agreements or similar agreements) to be entered into between Remainco and Spinco in connection with the lawful transfer of Personal Data to Spinco, to RMT Partner for its review and approval (not to be unreasonably withheld, conditioned or delayed) prior to the Contribution. From and after the Spinco Distribution, (i) Spinco shall comply with the requirements of Data Protection Laws applicable to Data Controllers in connection with the Processing of Spinco Personal Data, Remainco Personal Data (solely to the extent remaining in its possession and control) and this Agreement, as applicable, and (ii) Remainco shall comply with the requirements of Data Protection Laws applicable to Data Controllers in connection with the Processing of Remainco Personal Data, Spinco Personal Data (solely to the extent remaining in its possession and control) and this Agreement, as applicable. Neither Party (nor any member of its Group) shall knowingly do anything or permit anything to be done which might lead to a breach by the other Party or its Affiliates of the Data Protection Laws and the other terms of this Agreement in connection therewith.

(b) Both Parties shall cooperate (and cause the other members of its Group to cooperate) to ensure that their Processing of Personal Data hereunder does and will comply with all applicable Data Protection Laws and take all reasonable precautions to avoid acts that place the other Party (or any member of its Group) in breach of its obligations under any applicable Data Protection Laws. Nothing in this Section 8.10 shall be deemed to prevent any Party (or any member of its Group) from taking the steps it reasonably deems necessary to comply with any applicable Data Protection Laws.

Section 8.11 Prior Contracts. Each of Remainco and Spinco, on behalf of itself and each member of its Group and their respective successors and assigns, acknowledges and agrees that, notwithstanding any Contract governing the use of Intellectual Property or Confidential Information entered into by an employee or contractor of such Party or its Group prior to the Spinco Distribution, to the extent such employee or contractor is working for or on behalf of another Party or a member of its Group after the Spinco Distribution, such employee or contractor shall not be deemed in breach of such Contract due to such employee or contractor using such Intellectual Property or Confidential Information in his or her capacity as an employee or contractor of such other Party (or member of such other Party’s Group), or disclosing such Intellectual Property or Confidential Information to another Party (or member of such Party’s Group) to the extent that this Agreement or an Ancillary Agreement grants a license to, or otherwise permits such other Party (or member of such Party’s Group) to use or have disclosed to it, such Intellectual Property or Confidential Information (and in the case of use by such employee or contractor, solely to the extent such use is permitted by such Party or member of such Party’s Group pursuant to the terms of this Agreement or such Ancillary Agreement).

ARTICLE IX

DISPUTE RESOLUTION

Section 9.1 Negotiation and Arbitration.

(a) In the event of a controversy, dispute or Action between the Parties or between Remainco and RMT Partner arising out of, in connection with, or in relation to this Agreement or any of the transactions contemplated hereby, including with respect to the interpretation, performance, nonperformance, validity or breach thereof, and including any Action based on contract, tort, statute or constitution, including but not limited to the arbitrability of such controversy, dispute or Action and any controversy, dispute or Action related to Section 8.7 concerning privilege issues (a “Dispute”), the following provisions shall apply, unless expressly specified herein; provided, that disputes concerning the correctness of the calculations in the Proposed Final Statement shall be resolved in accordance with the process set forth in Section 2.5(c).

(b) Negotiation. The following procedures shall apply with respect to Disputes:

(i) Except in cases of Disputes regarding privilege issues (in which case the procedure in Section 8.7(c) shall apply), (a) either Party or RMT Partner may deliver written notice of a Dispute (a “General Dispute Notice”) and (b) the general counsels of the relevant Parties or RMT Partner, as applicable, and/or such other officer designated by the relevant Party or RMT Partner, as applicable, in writing shall thereupon negotiate for a reasonable period of time to settle such Dispute; provided, however, that such reasonable period shall not, unless otherwise agreed by each relevant Party (and by RMT Partner, if applicable) in writing, exceed sixty (60) days from the date of receipt by the relevant Party or RMT Partner, as applicable, of the General Dispute Notice (the “General Negotiation Period”).

(ii) With respect to the subject Dispute, no Party shall be entitled to rely upon the expiry of any limitations period or contractual deadline during the period between the date of receipt of the relevant Dispute Notice and the earlier to occur of (A) the date of any arbitration being commenced under this Section 9.1 with respect to the Dispute and (B) the later to occur of (x) one hundred and twenty (120) days after the date of receipt of the relevant Dispute Notice and (y) the expiration of the applicable Negotiation Period.

(iii) All offers, promises, conduct and statements, whether oral or written, made in the course of the discussions and negotiations related to the relevant Negotiation Period by any of the Parties (or the other members of their respective Group), or RMT Partner and its Subsidiaries, their respective agents, employees, experts and attorneys are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the Parties (or any other member of a Group) or RMT Partner and its Subsidiaries, and, in any Action, shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state or foreign rule and evidence of such discussions shall not be admissible in any future Action between the Parties, any member of their respective Groups and/or RMT Partner and/or any Indemnitee, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the negotiation or discussion.

(c) Arbitration. If the Dispute has not been resolved for any reason as of the expiration of the applicable Negotiation Period, such Dispute shall be submitted to final and binding arbitration administered in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) then in effect (the “Rules”), except as modified herein.

(i) The arbitration shall be conducted by a three-member arbitral tribunal (the “Arbitral Tribunal”). The claimant shall appoint one arbitrator in its demand for arbitration and the respondent shall appoint one arbitrator within twenty-one (21) days after the appointment of the first arbitrator. The third arbitrator, who shall serve as chair of the Arbitral Tribunal, shall be jointly appointed by the two party-nominated arbitrators within twenty-one (21) days of the appointment of the second arbitrator. Any Parties that are Affiliates of each other are deemed for this purposes of this Section 9.1 only to be a single Party. Any arbitrator not timely appointed by the Parties shall be appointed by the AAA according to its Rules.

(ii) In resolving any Dispute to the extent it involves contractual issues under this Agreement, the arbitrators shall apply the governing law specified herein.

(iii) Arbitration under this Section 9.1 shall be the sole and exclusive remedy for any Dispute, and any award rendered by the arbitrators shall be final and binding on the Parties or RMT Partner and judgment thereupon may be entered in any court of competent jurisdiction having jurisdiction thereof, including any court having jurisdiction over the relevant Party or its Assets (or RMT Partner and its Assets, as applicable).

(iv) The Arbitral Tribunal shall be entitled, if appropriate, to award any remedy, including monetary damages, specific performance and all other forms of legal and equitable relief that is in accordance with the terms of this Agreement; provided, however, that the Arbitral Tribunal shall have no authority or power to (A) limit, expand, alter, modify, revoke or suspend any condition or provision of this Agreement, nor any right or power to award punitive, exemplary, treble or similar damages, or (B) review, resolve or adjudicate, or render any award or grant any relief in respect of, any issue, matter, claim or Dispute other than the specific Dispute or Disputes submitted by the Parties or RMT Partner, as applicable, to such Arbitral Tribunal for final and binding arbitration, including any Disputes consolidated therewith in accordance with Section 9.1(c)(vii).

(v) Each Party and RMT Partner shall bear its own costs and attorneys’ fees in any arbitration conducted under this Article IX, and each party to such arbitration shall bear an equal portion of the fees and expenses of the arbitration including the Arbitral Tribunal’s fees and the fees and expenses of the AAA; provided, however, that the Arbitral Tribunal may award the prevailing party the recovery of its costs and attorneys’ fees and other reasonable and documented out-of-pocket expenses (including the fees and expenses of the arbitration, the Arbitral Tribunal’s fees and the fees and expenses of the AAA) if the Arbitral Tribunal finds that any of the claims or defenses of the non-prevailing party were frivolous or made in bad faith; provided, further, that if any parties to the arbitration are Affiliates of each other, they shall be counted as a single party to the arbitration for purposes of apportioning such fees and expenses.

(vi) The seat of arbitration shall be, and the award shall be rendered, in New York County, New York, in the English language.

(vii) The Arbitral Tribunal may, if requested by a Party or RMT Partner (if party to the arbitration), consolidate the arbitration with any other arbitration (A) if the other arbitration involves another Dispute arising under either this Agreement or an Ancillary Agreement, provided the Arbitral Tribunal is satisfied such other dispute involves common factual issues, or (B) with the prior written consent of all parties engaged in such arbitrations. Such consolidated arbitration shall be determined by the Arbitral Tribunal appointed for the arbitration proceeding that was commenced first in time, unless otherwise agreed in writing by all parties engaged in such arbitration.

(viii) The Arbitral Tribunal (and, if applicable, Emergency Arbitrator) shall have the full authority to grant any pre-arbitral injunction, pre-arbitral attachment, interim or conservatory measure or other order in aid of arbitration proceedings (“Interim Relief”). The Parties and RMT Partner shall exclusively submit any application for Interim Relief to only: (A) the Arbitral Tribunal; or (B) prior to the constitution of the Arbitral Tribunal, an Emergency Arbitrator appointed in the manner provided for in the Rules. Any Interim Relief so issued shall, to the extent permitted by applicable Law, be deemed a final arbitration award for purposes of enforceability, and, moreover, shall also be deemed a term and condition of this Agreement subject to specific performance in Section 11.18. The foregoing procedures shall constitute the exclusive means of seeking Interim Relief, provided, however, that (i) the Arbitral Tribunal shall have the power to continue, review, vacate or modify any Interim Relief granted by an Emergency Arbitrator, and the Arbitral Tribunal shall apply a de novo standard of review to the factual and legal findings of the Emergency Arbitrator and conduct any such proceeding with respect to the actions of the Emergency Arbitrator on an expedited basis; and (ii) in the event an Emergency Arbitrator or the Arbitral Tribunal issues an order granting, denying or otherwise addressing Interim Relief (a “Decision on Interim Relief”), any Party and RMT Partner may apply to enforce or require specific performance of such Decision on Interim Relief in any court of competent jurisdiction. For the avoidance of doubt, any Party and RMT Partner may appeal any Decision on Interim Relief determined by any Emergency Arbitrator to an Arbitral Tribunal; provided that, such Decision on Interim Relief shall remain enforceable from and after any such appeal, unless and until the Decision on Interim Relief is vacated or modified by the Arbitral Tribunal.

(ix) In the event any proceeding is brought in any court of competent jurisdiction to enforce the dispute resolution provisions in this Section 9.1, to obtain relief as described in this Section 9.1, or to enforce any award, relief or decision issued by an Arbitral Tribunal, each Party and RMT Partner irrevocably consents to the service of process in any action by the mailing of copies of the process to the Parties as provided in Section 11.5. Service effected as provided in this manner will become effective five (5) days after the mailing of the process.

(x) EACH OF REMAINCO, SPINCO AND RMT PARTNER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH OF REMAINCO, SPINCO AND RMT PARTNER CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY PARTY TO THIS AGREEMENT HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY TO THIS AGREEMENT WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH OF REMAINCO, SPINCO AND RMT PARTNER UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH OF REMAINCO, SPINCO AND RMT PARTNER MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OF REMAINCO, SPINCO AND RMT PARTNER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.1.

(d) Confidentiality. Without limiting the provisions of the Rules, unless otherwise agreed in writing by or among the relevant Parties and RMT Partner or permitted by this Agreement, the relevant Parties shall keep, and shall cause the members of their applicable Group to keep, confidential all matters relating to the arbitration (including the existence of the proceeding and all of its elements and including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions) or the award, and any negotiations, conferences and discussions pursuant to this Article IX shall be treated as compromise and settlement negotiations; provided that such matters may be disclosed (i) to the extent reasonably necessary in any proceeding brought to enforce this Article IX or the award or for entry of a judgment upon the award and (ii) to the extent otherwise required by Law or the rules of any stock exchange on which a Party’s and/or RMT Partner’s securities may be listed. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration. In the event any Party and/or RMT Partner makes application to any court in connection with this Section 9.1(d) (including any proceedings to enforce a final award or any Interim Relief), that Party and/or RMT Partner, as applicable, shall take all steps reasonably within its power to cause such application, and any exhibits (including copies of any award or decisions of the Arbitral Tribunal or Emergency Arbitrator) to be filed under seal, shall oppose any challenge by any Third Party to such sealing, and shall give the other Party notice of such challenge as promptly as practicable.

Section 9.2 Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties and/or RMT Partner will continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article IX with respect to all matters not specifically subject to such dispute resolution.

ARTICLE X

INSURANCE

Section 10.1 Insurance Matters.

(a) With respect to Liabilities of Remainco and its Subsidiaries immediately prior to the Spinco Distribution that (x) constitute Spinco Liabilities (other than those incurred by a member of the Remainco Group) or (y) are otherwise incurred by a member of the Spinco Group, in each case to the extent related to or arising from occurrences prior to the date of the Spinco Distribution, any rights to insurance coverage applicable to those Liabilities under Commercial Insurance Policies issued to any members of the Remainco Group that were members of the Remainco Group immediately prior to the Spinco Distribution are hereby assigned by Remainco (on behalf of itself and the applicable members of its Group) to the applicable members of the Spinco Group on that same date. Remainco shall (or shall cause the applicable member of its Group to) provide the applicable member of the Spinco Group with, from the date of the Spinco Distribution, access to, and the right to make claims under, the applicable Commercial Insurance Policy; provided that such access to, and the right to make claims under, such Commercial Insurance Policy shall be subject to the terms, conditions and exclusions of such policy, including any limits on coverage or scope, and any deductibles, self-insured retentions, retrospective premiums, and other chargeback amounts, fees, costs and expenses, and shall be subject to the following:

(i) If permitted under such Commercial Insurance Policy, the applicable members of the Spinco Group shall be responsible for the submission, administration and management of any claims under such Commercial Insurance Policy; provided that Spinco shall provide reasonable written notice to Remainco, or the relevant member of its respective Group, prior to submitting any such claim;

(ii) If such Commercial Insurance Policy does not permit the applicable members of the Spinco Group to directly submit claims under such Commercial Insurance Policy, Spinco shall, or shall cause the applicable member of the Remainco Group to, report any potential claims under such Commercial Insurance Policy as soon as reasonably practicable to Remainco, and Remainco shall, or shall cause the relevant member of its Group to, submit such claims directly to the applicable insurer; provided that with respect to any such claims, Spinco (or the applicable member of the Spinco Group) shall (x) be responsible for (A) the preparation of any documents or forms that are required for the submission of such claims and (B) the administration and management of such claims after submission, and (y) provide Remainco, or the relevant member of its Group, with such documents, forms or other information necessary for the submission of such claims by Remainco, or the relevant member of its Group, on behalf of Spinco (or the applicable member of the Spinco Group);

(iii) Spinco (or the applicable members of the Spinco Group) shall be responsible for any payments to the applicable Commercial Insurer under such Commercial Insurance Policy relating to its claims submissions, and shall indemnify, hold harmless and reimburse Remainco (and the relevant members of the Remainco Group) for any deductibles, self-insured retentions, retrospective premiums, fronting policy reimbursement obligations and other chargeback amounts, fees, costs and expenses incurred by Remainco (or any members of the Remainco Group) to the extent resulting from any access to, or any claims made by Spinco (or any members of the Spinco Group) under, any such Commercial Insurance Policy provided pursuant to this Section 10.1(a) (with respect to Spinco Liabilities), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are submitted directly or indirectly by Spinco, a member of the Spinco Group, its or their employees or third parties;

(iv) Spinco (or the applicable members of the Spinco Group) shall bear (and none of Remainco or the members of its Group shall have any obligation to repay or reimburse any members of the Spinco Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by Spinco or any members of the Spinco Group under such Commercial Insurance Policy (unless otherwise constituting a Remainco Liability); and

(v) No member of the Spinco Group, in connection with making a claim under any such Commercial Insurance Policy pursuant to this Section 10.1(a), shall take any action that would be reasonably likely to (w) have an adverse impact on the then-current relationship between any member of the Remainco Group on the one hand, and the applicable insurer, on the other hand; (x) result in the applicable insurer terminating or reducing coverage to, or increasing the amount of any premium owed by, any member of the Remainco Group under such policy; (y) otherwise compromise, jeopardize or interfere with the rights of any member of the Remainco Group under such policy; or (z) otherwise compromise or impair the ability of Remainco to enforce its rights with respect to any indemnification under or arising out of this Agreement, and Remainco and shall have the right to cause Spinco to desist, or cause any other member of the Spinco Group to desist, from any action that Remainco reasonably determines would compromise or impair its rights in accordance with this clause (z); provided that this Section 10.1(a)(v) shall not preclude or otherwise restrict any member of the Spinco Group from reporting claims to insurers in the ordinary course of business.

(b) With respect to Liabilities of Remainco and its Subsidiaries immediately prior to the Spinco Distribution that (x) constitute Remainco Liabilities (other than those incurred by a member of the Spinco Group) or (y) are otherwise incurred by a member of the Remainco Group, in each case to the extent related to or arising from occurrences prior to the date of the Spinco Distribution, any rights to insurance coverage applicable to those Liabilities under Commercial Insurance Policies issued to any members of the Spinco Group that were members of the Spinco Group immediately prior to the Spinco Distribution are hereby assigned by Spinco (on behalf of itself and the applicable members of its Group) to the applicable members of the Remainco Group on that same date. Spinco shall (or shall cause the applicable member of its Group to) provide the applicable member of the Remainco Group with, from the date of the Spinco Distribution, access to, and the right to make claims under, the applicable Commercial Insurance Policy; provided that such access to, and the right to make claims under, such Commercial Insurance Policy shall be subject to the terms, conditions and exclusions of such policy, including any limits on coverage or scope, and any deductibles, self-insured retentions, retrospective premiums, and other chargeback amounts, fees, costs and expenses, and shall be subject to the following:

(i) If permitted under such Commercial Insurance Policy, the applicable members of the Remainco Group shall be responsible for the submission, administration and management of any claims under such Commercial Insurance Policy; provided that Remainco shall provide reasonable written notice to Spinco, or the relevant member of its respective Group, prior to submitting any such claim;

(ii) If such Commercial Insurance Policy does not permit the applicable members of the Remainco Group to directly submit claims under such Commercial Insurance Policy, Remainco shall, or shall cause the applicable member of the Spinco Group to, report any potential claims under such Commercial Insurance Policy as soon as practicable to Spinco, and Spinco shall, or shall cause the relevant member of its Group to, submit such claims directly to the applicable insurer; provided that with respect to any such claims, Remainco (or the applicable member of the Remainco Group) shall (x) be responsible for (A) the preparation of any documents or forms that are required for the submission of such claims and (B) the administration and management of such claims after submission, and (y) provide Spinco, or the relevant member of its Group, with such documents, forms or other information necessary for the submission of such claims by Spinco, or the relevant member of its Group, on behalf of Remainco (or the applicable member of the Remainco Group);

(iii) Remainco (or the applicable members of the Remainco Group) shall be responsible for any payments to the applicable Commercial Insurer under such Commercial Insurance Policy relating to its claims submissions, and shall indemnify, hold harmless and reimburse Spinco (and the relevant members of the Spinco Group) for any deductibles, self-insured retentions, retrospective premiums, fronting policy reimbursement obligations and other chargeback amounts, fees, costs and expenses incurred by Spinco (or any members of the Spinco Group) to the extent resulting from any access to, or any claims made by Remainco (or any members of the Remainco Group) under, any such Commercial Insurance Policy provided pursuant to this Section 10.1(a) (with respect to Remainco Liabilities), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are submitted directly or indirectly by Remainco, a member of the Remainco Group, its or their employees or third parties;

(iv) Remainco (or the applicable members of the Remainco Group) shall bear (and none of Spinco or the members of its Group shall have any obligation to repay or reimburse any members of the Remainco Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by Remainco or any members of the Remainco Group under such Commercial Insurance Policy (unless otherwise constituting a Spinco Liability); and

(v) No member of the Remainco Group, in connection with making a claim under any such Commercial Insurance Policy pursuant to this Section 10.1(a), shall take any action that would be reasonably likely to (w) have an adverse impact on the then-current relationship between any member of the Spinco Group on the one hand, and the applicable insurer, on the other hand; (x) result in the applicable insurer terminating or reducing coverage to, or increasing the amount of any premium owed by, any member of the Spinco Group under such policy; (y) otherwise compromise, jeopardize or interfere with the rights of any member of the Spinco Group under such policy; or (z) otherwise compromise or impair the ability of Spinco to enforce its rights with respect to any indemnification under or arising out of this Agreement, and Spinco and shall have the right to cause Remainco to desist, or cause any other member of the Remainco Group to desist, from any action that it reasonably determines would compromise or impair its rights in accordance with this clause (z); provided that this Section 10.1(a)(v) shall not preclude or otherwise restrict any member of the Remainco Group from reporting claims to insurers in the ordinary course of business.

(c) With respect to any Commercial Insurance Policies whose rights are shared between and/or among Spinco and Remainco (or any member of their respective Group), respectively, claims shall be paid, any self-insurance pertaining thereto shall be applied, and the applicable limits under such Commercial Insurance Policies shall be reduced, in each case, in accordance with the terms of such Commercial Insurance Policies and without any priority or preference shown or given to any of Spinco and Remainco (or any member of their respective Group), absent any written agreement between Spinco and Remainco (or any members of their respective Groups) otherwise; provided, however, that none of Spinco or Remainco (or any member of their respective Group) shall accelerate or delay either the notification and submission of claims, on the one hand, or the demand for coverage for and receipt of insurance payments, on the other hand, in a manner that would materially differ from that which each would follow in the ordinary course when acting without regard to sufficiency of limits or the terms of self-insurance.

Section 10.2 Insurance Coverage. Except as is necessary for Remainco and/or Spinco, in their reasonable judgments, to comply with their obligations under Section 10.1 or Section 10.3, from and after the Spinco Distribution, (x) no member of either Group will have responsibility to obtain coverage for any member of the other Group, (y) each member of either Group shall have the right to remove any member of the other Group and its current, former and future employees, officers and directors as insured parties under any policy of insurance issued by any insurance carrier that has an inception date on or after the Spinco Distribution and (z) from and after the Distribution, neither Party will be entitled to make any claims for insurance coverage under the other insurance policies of the members of the other Group to the extent such claims are based upon facts, circumstances, events or matters occurring from and after the date of the Distribution. No member of either Group shall be deemed to have made any representation or warranty as to the availability of any coverage under any such insurance policy.

Section 10.3 Liability Policies.

(a) After the Spinco Distribution, the members of the Remainco Group shall not, without the consent of any affected Person within the Spinco Group (or the Consent of Spinco on behalf of such Person), take any action or omit to take any action that would be reasonably likely to eliminate or substantially reduce the coverage of such Person who is or was covered under the directors and officers liability insurance policies, fiduciary liability insurance policies, primary and excess general liability policies, products liability, pollution liability, workers compensation, auto liability policies and cyber data breach or any other liability policy, as maintained by the members of the Remainco Group prior to the Spinco Distribution (collectively, “Remainco Liability Policies”) in respect of occurrences or alleged injury or damage taking place prior to the Spinco Distribution; provided, however, that the obligations of the members of the Remainco Group with respect to the foregoing shall cease on the date that is the expiration of any tail policy or other expiration of coverage with respect to any such Remainco Liability Policies. The members of the Remainco Group shall reasonably cooperate with any Person who is or was covered by any Remainco Liability Policy, in each case, at or prior to the Spinco Distribution in their pursuit of any coverage claims under such Remainco Liability Policies that could inure to the benefit of such Persons. The members of the Remainco Group shall allow the members of the Spinco Group and their agents and representatives, upon reasonable prior written notice and during regular business hours, to examine and make copies of the relevant Remainco Liability Policies and shall provide such cooperation as is reasonably requested by the members of the Spinco Group, including their directors and officers.

(b) Remainco and the other members of the Remainco Group (if applicable) shall consult with the RMT Partner with respect to the selection of the insurance carriers for any tail insurance policies Remainco obtains in respect of the Remainco Liability Policies.

(c) After the Spinco Distribution, the members of the Spinco Group shall not, without the consent of any affected Person within the Remainco Group (or the Consent of Remainco on behalf of such Person), take any action or omit to take any action that would be reasonably likely to eliminate or substantially reduce the coverage of such Person who is or was covered under the directors and officers liability insurance policies, fiduciary liability insurance policies, primary and excess general liability policies, products liability, pollution liability, workers compensation, auto liability policies and cyber data breach or any other liability policy, as maintained by the members of the Spinco Group prior to the Spinco Distribution (collectively, “Spinco Liability Policies”) in respect of occurrences or alleged injury or damage taking place prior to the Spinco Distribution; provided, however, that the obligations of the members of the Spinco Group with respect to the foregoing shall cease on the date that is the expiration of any tail policy or other expiration of coverage with respect to any such Spinco Liability Policies. The members of the Spinco Group shall reasonably cooperate with any Person who is or was covered by any Spinco Liability Policy, in each case, at or prior to the Spinco Distribution in their pursuit of any coverage claims under such Spinco Liability Policies that could inure to the benefit of such Persons. The members of the Spinco Group shall allow the members of the Remainco Group and their agents and representatives, upon reasonable prior written notice and during regular business hours, to examine and make copies of the relevant Spinco Liability Policies and shall provide such cooperation as is reasonably requested by the members of the Remainco Group, and their directors and officers.

(d) Spinco and the other members of the Spinco Group (if applicable) shall consult with the RMT Partner with respect to the selection of the insurance carriers for any tail insurance policies Spinco obtains in respect of the Spinco Liability Policies.

Section 10.4 Coverage After Transfer of Assets and Liabilities.

(a) On the date of the Spinco Distribution and thereafter, it is the responsibility of the Spinco Group to obtain, at its own expense, continuing insurance coverage for the Assets of the Spinco Group and for the Liabilities of the Spinco Group accruing after the Spinco Distribution Date. To the extent that any member of the Spinco Group obtains continued coverage for its Assets or Liabilities under Commercial Insurance Policies issued to Remainco prior to the Spinco Distribution and then covering those Assets or Liabilities, Spinco shall be responsible for any deductibles, self-insured retentions, retrospective premiums, fronting policy reimbursement obligations and other chargeback amounts, fees, costs and expenses associated with any Insurance Proceeds collected by any member of the Spinco Group under those policies, and Remainco shall not (and shall cause the other members of its Group not to) agree to an exclusion in any of the Commercial Insurance Policies issued to Remainco prior to the Spinco Distribution and then covering Spinco Group Assets or Liabilities for claims based on wrongful acts or occurrences up to and including the Spinco Distribution Date to the extent such exclusion would preclude coverage for Spinco Group, but would not preclude coverage for the Remainco Group, respectively.

(b) On the date of the Spinco Distribution and thereafter, it is the responsibility of the Remainco Group to obtain, at its own expense, continuing insurance coverage for the Assets of the Remainco Group and for the Liabilities of the Remainco Group accruing after the Spinco Distribution Date. To the extent that any member of the Remainco Group obtains continued coverage for its Assets or Liabilities under Commercial Insurance Policies issued to Spinco prior to the Spinco Distribution and then covering those Assets or Liabilities, Remainco shall be responsible for any deductibles, self-insured retentions, retrospective premiums, fronting policy reimbursement obligations and other chargeback amounts, fees, costs and expenses associated with any Insurance Proceeds collected by any member of the Remainco Group under those policies, and Spinco shall not (and shall cause the other members of its Group not to) agree to an exclusion in any of the Commercial Insurance Policies issued to Spinco prior to the Spinco Distribution and then covering Remainco Group Assets or Liabilities for claims based on wrongful acts or occurrences up to and including the Spinco Distribution Date to the extent such exclusion would preclude coverage for Remainco Group, but would not preclude coverage for the Spinco Group, respectively.

Section 10.5 Cooperation.

(a) With respect to the Commercial Insurance Policies, for claims (i) arising from wrongful acts or occurrences prior to the Spinco Distribution Date, and (ii) for which Remainco, in accordance with Sections 10.1(a) or 10.3(a), as applicable, is providing to Spinco (or any member of its Group) access to, and the right to make claims under, the applicable Remainco Liability Policy, Remainco shall, and shall cause the other members of its Group to, subject to the terms of Sections 10.1(a) or 10.3(a), as applicable, reasonably cooperate with Spinco with respect to the submission of such claims by Spinco (or the applicable member of its Group) to insurers issuing such policies.

(b) With respect to the Commercial Insurance Policies, for claims (i) arising from wrongful acts or occurrences prior to the Spinco Distribution Date, and (ii) for which Spinco, in accordance with Sections 10.1(b) or 10.3(c), as applicable, is providing to Remainco (or any member of its Group) access to, and the right to make claims under, the applicable Spinco Liability Policy, Spinco shall, and shall cause the other members of its Group to, subject to the terms of Sections 10.1(b) or 10.3(c), as applicable, reasonably cooperate with Remainco with respect to the submission of such claims by Remainco (or the applicable member of its Group) to insurers issuing such policies.

(c) The Parties agree to use their commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Agreement. If any Liabilities involve claims against two or more parties accruing both before and after the Spinco Distribution Date, those Parties may jointly make claims for coverage under the Commercial Insurance Policies, and the Parties will cooperate with each other in pursuit of such coverage, with the Insurance Proceeds relating thereto first used to reimburse the Parties for their respective costs, legal and consulting fees, and other out-of-pocket expenses incurred in pursuing such insurance recovery, and the remaining amounts to be allocated among the Parties in an equitable manner.

Section 10.6 No Assignment of Entire Insurance Policies. This Agreement shall not be considered as an attempted assignment of any policy of insurance in its entirety (as opposed to an assignment of rights under a policy), nor is it considered to be itself a contract of insurance, and further, this Agreement shall not be construed to waive any right or remedy of Remainco, Spinco or any members of their respective Groups under or with respect to any Commercial Insurance Policy and related programs, or any other contract or policy of insurance, and Remainco, Spinco or any members of their respective Groups reserve all their rights thereunder.

Section 10.7 Agreement for Waiver of Conflict and Shared Defense. In the event of any action by members of both the Remainco Group and Spinco Group to recover or obtain Insurance Proceeds under a Commercial Insurance Policy, or to defend any action by an insurer attempting to restrict or deny any coverage benefits under a Commercial Insurance Policy, Remainco and Spinco (or the applicable member of their Group) may join in any such Action and be represented by joint counsel and each shall, and shall cause the other members of its Group to, waive any conflict of interest to the extent reasonably necessary to conduct any such action.

Section 10.8 Certain Matters Relating to Organizational Documents. Spinco and RMT Partner acknowledge and agree that for a period of six (6) years from the Spinco Distribution Date, the Organizational Documents of Spinco shall contain provisions that are no less favorable (in the aggregate) with respect to indemnification (including provisions relating to advancement of expenses) than are set forth in Remainco’s Organizational Documents immediately before the Spinco Distribution and set forth on Schedule 10.8. Spinco and RMT Partner acknowledge and agree that such indemnification provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Spinco Distribution Date in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Spinco Distribution Date, were indemnified under such Organizational Documents, unless such amendment, repeal, or modification shall be required by Law and then only to the minimum extent required by Law.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Complete Agreement; Construction.

(a) This Agreement, including the Exhibits and Schedules, the Ancillary Agreements and, solely to the extent and for the limited purpose of effecting the Internal Reorganization, the Conveyancing and Assumption Instruments shall constitute the entire agreement among the Parties and RMT Partner with respect to the subject matter hereof (which for the avoidance of doubt, does not include the Merger) and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Exhibit or Schedule hereto, the Exhibit or Schedule shall prevail. In the event and to the extent that there shall be a conflict between the provisions of (a) this Agreement and the provisions of any Ancillary Agreement or Continuing Arrangement, such Ancillary Agreement or Continuing Arrangement shall control (except with respect to any provisions relating to the Transfer of Assets to, or the Assumption of Liabilities by, a Party or a member of its Group, the Internal Reorganization, the Distribution, the covenants and obligations set forth in Article V, Article VI, Article VII, Article VIII, Article IX and Article X or the application of Article XI to the terms of this Agreement (or, in each case, any indemnification rights pursuant to this Agreement in respect thereof and/or any other remedies pursuant to this Agreement in respect of any breach of any covenant or obligation under this Agreement), in which case this Agreement shall control), (b) this Agreement and any Conveyancing and Assumption Instrument, this Agreement shall control and (c) this Agreement and any agreement which is not an Ancillary Agreement (other than a Conveyancing and Assumption Instrument), this Agreement shall control unless both (x) it is specifically stated in such agreement that such agreement controls and (y) such agreement has been executed by a member of the Remainco Group and the Spinco Group. Except as expressly set forth in this Agreement or any Ancillary Agreement, (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by the Tax Matters Agreement and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement or any Ancillary Agreement, on the one hand, and the Tax Matters Agreement, on the other hand, with respect to such matters, the terms and conditions of the Tax Matters Agreement shall govern.

Section 11.2 Ancillary Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

Section 11.3 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in more than one counterpart, all of which shall be considered one and the same agreement, each of which when executed shall be deemed to be an original, and shall become effective when one or more such counterparts have been signed by each of the Parties and RMT Partner and delivered to each of the Parties and RMT Partner.

Section 11.4 Survival of Agreements. Except as otherwise contemplated by this Agreement or any Ancillary Agreement, all covenants and agreements of the Parties contained in this Agreement and each Ancillary Agreement shall survive the Spinco Distribution and remain in full force and effect in accordance with their applicable terms.

Section 11.5 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed to have been properly delivered, given and received, (a) on the date of transmission if sent via email (provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 11.5 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 11.5 (excluding “out of office” or other automated replies)), (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the address for such party set forth on a schedule to be delivered by each party to the address set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.5):

If to Remainco:

DuPont de Nemours, Inc.

974 Centre Road, Building 730

Wilmington, DE 19805

Attn: General Counsel

Email: Erik.T.Hoover@dupont.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention:             Brandon Van Dyke, Esq.

Email:                  Brandon.VanDyke@skadden.com

Facsimile:            (917) 777-3743

If to the RMT Partner:

International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

Attn:                   Anne Chwat, General Counsel

Email:                 anne.chwat@iff.com

with copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention:                 Benet J. O’Reilly

                                  Kyle A. Harris

Email:                      boreilly@cgsh.com

                                  kaharris@cgsh.com

If to Spinco prior to the Spinco Distribution Date:

DuPont de Nemours, Inc.

974 Centre Road, Building 730

Wilmington, DE 19805

Attn: General Counsel

Email: Erik.T.Hoover@dupont.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention:                 Brandon Van Dyke, Esq.

Email:                      Brandon.VanDyke@skadden.com

Facsimile:                (917) 777-3743

If to Spinco on or after the Spinco Distribution Date:

International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

Attn:                         Anne Chwat, General Counsel

Email:                       anne.chwat@iff.com

with copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention:                 Benet J. O’Reilly

                                  Kyle A. Harris

Email:                      boreilly@cgsh.com

                                  kaharris@cgsh.com

Section 11.6 Waivers. Any provision of this Agreement may be waived, if and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective; provided, that prior to the Effective Time, Spinco shall not waive any provision of this Agreement without the prior written consent of RMT Partner. Notwithstanding the foregoing, no failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any consent required or permitted to be given by any Party to any other Party under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and the members of its Group).

Section 11.7 Amendments. This Agreement may not be modified or amended except by an agreement in writing specifically designated as an amendment hereto signed by each of the Parties and RMT Partner.

Section 11.8 Assignment. Except as otherwise provided for in this Agreement, neither this Agreement nor any right, interest or obligation shall be assignable, in whole or in part, directly or indirectly, by any Party or RMT Partner without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the other Party and RMT Partner, and any attempt to assign any rights, interests or obligations arising under this Agreement without such consent shall be void; except, that a Party or RMT Partner may assign this Agreement or any or all of the rights, interests and obligations hereunder in connection with a merger, reorganization or consolidation transaction in which it is a constituent party but not the surviving entity or the sale of all or substantially all of its Assets; provided that the surviving entity of such merger, reorganization or consolidation transaction or the transferee of such Assets shall assume all the obligations of the relevant Person by operation of law or pursuant to an agreement in writing, reasonably satisfactory to the other Party and RMT Partner, to be bound by the terms of this Agreement as if named as a “Party” hereto; provided, however, that in the case of each of the preceding clauses, no assignment permitted by this Section 11.8 shall release the assigning Party from Liability for the full performance of its obligations under this Agreement, unless agreed to in writing by the non-assigning Party and RMT Partner.

Section 11.9 Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties, RMT Partner and their respective successors and permitted transferees and assigns.

Section 11.10 Termination. This Agreement shall terminate immediately upon termination of the Merger Agreement, if the Merger Agreement is terminated in accordance with its terms prior to the Spinco Distribution. Except for a termination described in the immediately preceding sentence, this Agreement may not be terminated except as set forth in the Merger Agreement. After the Spinco Distribution, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of Remainco and Spinco. In the event of any termination of this Agreement, neither any Party nor RMT Partner (or any of their respective directors, officers, members or managers) shall have any Liability or further obligation to any other Party or RMT Partner by reason of this Agreement provided that, in the event of any termination following the Spinco Distribution, the provisions of Article VII and Section 10.8 shall survive indefinitely unless expressly agreed otherwise by the Parties and RMT Partner; provided further that such provisions shall not be terminated with respect to any third party beneficiary thereof.

Section 11.11 Payment Terms.

(a) Except as set forth in Article VII or as otherwise expressly provided to the contrary in this Agreement, any amount to be paid or reimbursed by a Party (and/or a member of such Party’s Group or RMT Partner), on the one hand, to another Party (and/or a member of such Party’s respective Group or RMT Partner), on the other hand, under this Agreement shall be paid or reimbursed hereunder within forty-five (45) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b) Except as set forth in Article VII or as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within thirty (30) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to LIBOR (in effect on the date on which such payment was due) plus 3% calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment; provided, however, in the event that LIBOR is no longer commonly accepted by market participants, then an alternative floating rate index selected by Remainco that is commonly accepted by market participants.

(c) In the event of a dispute or disagreement with respect to all or a portion of any amounts requested by any Party (and/or a member of such Party’s Group) as being payable, the payor Party shall in no event be entitled to withhold payments for any such amounts (and any such disputed amounts shall be paid in accordance with Section 11.11(a), subject to the right of the payor Party to dispute such amount following such payment); provided that in the event that following the resolution of such dispute it is determined that the payee Party (and/or a member of the payee Party’s Group or RMT Partner) was not entitled to all or a portion of the payment made by the payor Party, the payee Party shall repay (or cause to be repaid) such amounts to which it was not entitled, including interest, to the payor Party (or its designee), which amounts shall bear interest at a rate per annum equal to LIBOR plus 3%, calculated for the actual number of days elapsed, accrued from the date on which such payment was made by the payor Party to the payee Party.

(d) Without the Consent of the Party receiving any payment under this Agreement specifying otherwise, all payments to be made by Remainco or Spinco under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the Bloomberg fixing rate at 5:00 pm New York City Time on the day before the date the payment is required to be made or, as applicable, on which an invoice is submitted (provided, however, that with regard to any payments in respect of Indemnifiable Losses for payments made to third parties, the date shall be the day before the relevant payment was made to the Third Party) or in the Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date in which notice of the claim is given to the Indemnifying Party.

Section 11.12 No Circumvention. The Parties and RMT Partner agree not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause or allow any member of any such Party’s Group to take any actions (including the failure to take a reasonable action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement (including adversely affecting the rights or ability of any Party or RMT Partner to successfully pursue indemnification or payment pursuant to Article VII).

Section 11.13 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party on and after the Spinco Distribution Date.

Section 11.14 Third Party Beneficiaries. Except (i) as provided in Article VII relating to Indemnitees and for the release under Section 7.1 of any Person provided therein, (ii) as provided in Section 10.3 relating to insured persons and Section 10.8 relating to the directors, officers, employees, fiduciaries or agents provided therein, (iii) as provided in Section 8.8 relating to Remainco Counsel, (iv) as specifically provided in any Ancillary Agreement and (v) for the Agco Indemnities (as defined in the Corteva Letter Agreement), which are third party beneficiaries of the this Agreement solely with respect to the obligations set forth in Section 6.3, this Agreement is solely for the benefit of, and is only enforceable by, the Parties and their permitted successors and assigns and should not be deemed to confer upon third parties any remedy, benefit, claim, liability, reimbursement, claim of Action or other right of any nature whatsoever, including any rights of employment for any specified period, in excess of those existing without reference to this Agreement.

Section 11.15 Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 11.16 Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any Liability or obligation of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates to any Third Party, nor, with respect to any Third Party, an admission against the interests of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates. The inclusion of any item or Liability or category of item or Liability on any Exhibit or Schedule is made solely for purposes of allocating potential Liabilities among the Parties and shall not be deemed as or construed to be an admission that any such Liability exists.

Section 11.17 Governing Law. This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

Section 11.18 Specific Performance. The Parties acknowledge and agree that irreparable harm would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specific terms or otherwise breach this Agreement and the remedies at law for any breach or threatened breach of this Agreement, including monetary damages, are inadequate compensation for any Indemnifiable Loss. Accordingly, from and after the Spinco Distribution, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Parties agree that the Party to this Agreement who is thereby aggrieved shall, subject and pursuant to the terms of this Article XI (including for the avoidance of doubt, after compliance with all notice and negotiation provisions herein), have the right to specific performance and injunctive or other equitable relief of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 11.19 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties and RMT Partner shall negotiate in good faith to replace the invalid, illegal or unenforceable provisions with valid, legal and enforceable provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 11.20 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party and RMT Partner a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of one or more of the following Sections: Section 7.2; Section 7.3 and Section 7.4).

Section 11.21 Tax Treatment of Payments. In the absence of any change in applicable Tax treatment under the Code, subject to the last sentence of this Section 11.21 (a) any payment required by this Agreement (other than payments of interest) shall be treated for U.S. federal income Tax purposes as either a contribution by Remainco to Spinco or a distribution by Spinco to Remainco, as the case may be, occurring immediately prior to the Spinco Distribution, or as a payment of an assumed or retained Liability, and (b) any payment of interest shall be treated for U.S. federal income Tax purposes as taxable or deductible, as the case may be, to the Party entitled under this Agreement to receive such payment or required under this Agreement to make such payment. For the avoidance of doubt, any payment required under the RMT Partner Guaranty shall be treated for U.S. federal income Tax purposes as a contribution by RMT Partner to Spinco, and thereafter in accordance with the first sentence of this Section 11.21. Any payment by Spinco attributable to Spinco Designated Transaction Expense that are both (i) paid for by Remainco or a member of the Remainco Group and (ii) liabilities, for U.S. federal income tax purposes, of Spinco or a member of the Spinco Group, shall be treated as a non-taxable reimbursement by Spinco of Remainco.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

DUPONT DE NEMOURS, INC.

By	/s/ Marc Doyle
Name:	Marc Doyle
Title:	Chief Executive Officer

NUTRITION & BIOSCIENCES, INC.

By	/s/ Marc Doyle
Name:	Marc Doyle
Title:	President

INTERNATIONAL FLAVORS & FRAGRANCES, INC.

By	/s/ Andreas Fibig
Name:	Andreas Fibig
Title:	Chief Executive Officer and Chairman

[Signature Page to the Separation and Distribution Agreement]